Exhibit 99.104

LOAN AGREEMENT

DATED AS OF OCTOBER 23, 2017

BETWEEN

ROYAL BANK OF CANADA

AS LENDER

AND

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

AS BORROWER

AND

THE GUARANTORS PARTY HERETO

INDEX OF EXHIBITS AND SCHEDULES

Schedule A:	Definitions
Schedule B:	Lender’s and Borrower’s Addresses for Notices
Schedule C:	Letters of Credit
Schedule D:	Cash Management System
Schedule E:	Fees
Schedule F:	Schedule of Documents
Schedule G:	Material Contracts
Schedule H:	Bank Products
Disclosure Schedule (3.2):	Corporate Names
Disclosure Schedule (3.6):	Real Estate; Property
Disclosure Schedule (3.7):	Shares; Affiliates
Disclosure Schedule (3.9):	Taxes
Disclosure Schedule (3.11):	Pension Plans
Disclosure Schedule (3.12):	Litigation
Disclosure Schedule (3.13):	Intellectual Property
Disclosure Schedule (3.15):	Environmental Matters
Disclosure Schedule (3.16):	Insurance
Disclosure Schedule (3.18):	Contracts (Offset Risk)
Disclosure Schedule (5.2(b)):	Indebtedness
Disclosure Schedule (5.2(e)):	Liens
Disclosure Schedule (6.1):	Actions to Perfect Liens
Exhibit A:	Form of Notice of Borrowing or Continuation/Conversion
Exhibit B:	Other Required Reports and Information
Exhibit C:	Form of Borrowing Base Certificates
Exhibit D:	Form of Compliance Certificate
Exhibit E:	Form of Landlord Waiver

TRANSACTION SUMMARY AS OF THE DATE OF THIS AGREEMENT

REVOLVING CREDIT LOANS
Operating Loan Maximum Amount:	$20,000,000 or the Equivalent Amount in U.S.$
EDC Loan Sublimit:	$3,000,000 or the Equivalent Amount in U.S.$, as a sublimit of the Operating Loan
Letter of Credit Sublimit:	$5,000,000 or the Equivalent Amount in U.S.$, as a sublimit of the Operating Loan
Operating Loan Term:	Two (2) years
EDC Loan Term:	Uncommitted facility, renewed annually
Interest Rate:	RBP plus 1.5% per annum
RBUSBR plus 1.5% per annum
BA Equivalent Rate plus 3.0% per annum
LIBOR Rate plus 3.0% per annum
Unused Line Fee:	0.375% per annum
Operating Loan Borrowing Base:
EDC Loan Borrowing Base:

OTHER FEES	[Redaction of calculations which disclosure thereof, would be seriously prejudicial to the interests of the company]
Closing Fee:	$75,000, of which $35,000 has been paid and $40,000 shall be paid on the Closing Date
Collateral Monitoring Fee:	$1,000 per month
Prepayment Fee:	2% of the Maximum Amount in year one; 1% of the Maximum Amount thereafter. Prepayment Fee not payable should Borrower refinance with another Royal Bank of Canada credit facility.

STATED EXPIRY DATE	October 25, 2019

The loans described generally here are established and governed by the terms and conditions set forth below in this Agreement and the other Loan Documents, and if there is any conflict between this general description and the express terms and conditions below or elsewhere in the Loan Documents, such other express terms and conditions shall control.

TABLE OF CONTENTS

SECTION 1 - AMOUNT AND TERMS OF CREDIT		1
1.1	Loans	1
1.2	Term and Prepayment	2
1.3	Use of Proceeds	3
1.4	Single Loan	3
1.5	Interest	3
1.6	Continuation and Conversion Elections	4
1.7	Cash management system	5
1.8	Fees	5
1.9	Receipt of Payments	5
1.10	Application and Allocation of Payments	5
1.11	Accounting	5
1.12	Indemnity	6
1.13	Borrowing Base; Reserves	6
1.14	Funding Losses	6
1.15	Inability to Determine Rates	7

SECTION 2- CONDITIONS PRECEDENT		7
2.1	Conditions to the Initial Loans	7
2.2	Further Conditions to the Loans	8

SECTION 3 - REPRESENTATIONS, WARRANTIES AND AFFIRMATIVE COVENANTS		9
3.1	Corporate Existence; Compliance with Law	9
3.2	Executive Offices; Corporate or Other Names	9
3.3	Corporate Power; Authorization; Enforceable Obligations	9
3.4	Financial Statements and Projections; Books and Records	10
3.5	Material Adverse Change	10
3.6	Real Estate; Property	10
3.7	Ventures, Subsidiaries and Affiliates; Outstanding Shares and Indebtedness	10
3.8	Government Regulations	11
3.9	Taxes; Charges	11
3.10	Payment of Obligations	11
3.11	Pension Plans	11
3.12	Litigation	11
3.13	Intellectual Property	12
3.14	Full Disclosure/Know Your Customer	12
3.15	Environmental Matters	12
3.16	Insurance	12
3.17	Bank Accounts	13
3.18	Accounts and Inventory	13
3.19	Conduct of Business	13
3.20	Material Contracts	13
3.21	Further Assurances	13
3.22	Default	13

SECTION 4 - FINANCIAL REPORTS, INFORMATION AND NOTICES		14
4.1	Reports and Information	14
4.2	Notices	14

SECTION 5 - FINANCIAL AND NEGATIVE COVENANTS		15
5.1	Financial Covenants	15
5.2	Negative Covenants	15

SECTION 6- SECURITY INTEREST		16
6.1	Grant of Security Interest	16
6.2	Lender’s Rights	17
6.3	Grant of License to Use Intellectual Property Collateral	18

SECTION 7 - EVENTS OF DEFAULT, RIGHTS AND REMEDIES		18
7.1	Events of Default	18
7.2	Remedies	20
7.3	Waivers by Credit Parties	21
7.4	Proceeds	21

SECTION 8 - MISCELLANEOUS		21
8.1	Complete Agreement; Modification of Agreement	91
8.2	Expenses	99
8.3	No Waiver	99
8.4	Severability; Section Titles	99
8.5	Authorized Signature	99
8.6	Notices	93
8.7	Counterparts	93
8.8	Assignments	93
8.9	Time of the Essence	93
8.10	Governing Law	93
8.11	Submission to Jurisdiction; Waiver of Jury Trial	23
8.12	Press Releases	94
8.13	Reinstatement	94
8.14	Illegality	94
8.15	Set Off and Survival	25
8.16	Increased Costs	95
8.17	Conflict	95

SECTION 9 - SPECIAL PROVISIONS		96
9.1	Interest Act (Canada)	96
9.2	Excess Resulting from Exchange Rate Change	96
9.3	Judgment Currency	96

This LOAN AGREEMENT is dated as of October 23, 2017 and agreed to by and between Grand West Transportation International Ltd. (“Borrower”), each other Credit Party executing this Agreement, and Royal Bank of Canada (“Lender”).

RECITALS:

A.           Borrower desires to obtain the Loans and other financial accommodations from Lender and Lender is willing to provide the Loans and accommodations all in accordance with the terms of this Agreement.

B.            Capitalized terms used herein shall have the meanings assigned to them in Schedule A and, for purposes of this Agreement and the other Loan Documents, the rules of construction set forth in Schedule A shall govern. All schedules, attachments, addenda and exhibits hereto, or expressly identified to this Agreement, are incorporated herein by reference, and taken together with this Agreement, constitute but a single agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

SECTION 1 - AMOUNT AND TERMS OF CREDIT

1.1	Loans

(a)	Subject to the terms and conditions of this Agreement, from the Closing Date and until the Commitment Termination Date: (i) Lender agrees to make available advances in respect of the Operating Loan and the EDC Loan (each, a “Revolving Credit Advance”) in $ based upon RBP or the BA Equivalent Rate (subject to a minimum of $1,000,000 and integral multiples of $100,000, in the case of Revolving Credit Advances made based upon the BA Equivalent Rate) and subject to such limits as Lender may specify in U.S.$ based upon RBUSBR or the LIBOR Rate (subject to a minimum of U.S.$1,000,000 and integral multiples of U.S.$100,000, in the case of Revolving Credit Advances made based upon the LIBOR Rate) and to incur Letter of Credit Obligations, subject to the Letter of Credit Sublimit, in an aggregate outstanding amount not to exceed the Borrowing Availability; and (ii) Borrower may at its request from time to time borrow, repay and reborrow, and may cause Lender to incur Letter of Credit Obligations, under this Section 1.1.

(b)	Borrower shall request each Revolving Credit Advance by written notice to Lender substantially in the form of Exhibit A (each a “Notice of Borrowing”) given no later than: (i) 3:00 p.m. (Toronto time) one (1) Business Day prior to the Business Day of the proposed advance and within one (1) Business Day of the delivery of the documents and information provided for in Section 4.1(a), in the case of Revolving Credit Advances to be made in $ based upon RBP and in U.S.$ based upon RBUSBR; and (ii) 10:00 a.m. (Toronto time) one (1) Business Day prior to the Business Day of the proposed advance and within one (1) Business Day of the delivery of the documents and information provided for in Section 4.1(a), in the case of Revolving Credit Advances to be made in $ based upon the BA Equivalent Rate; and (iii) 10:00 a.m. (Toronto time) two (2) Business Days prior to the Business Day of the proposed advance and within two (2) Business Days of the delivery of the documents and information provided for in Section 4.1(a), in the case of Revolving Credit Advances to be made in U.S.$ based upon the LIBOR Rate. Lender shall be fully protected under this Agreement in relying upon, and shall be entitled to rely upon: (i) any Notice of Borrowing believed by Lender to be genuine; and (ii) the assumption that the Persons making electronic requests or executing and delivering a Notice of Borrowing were duly authorized, unless the responsible individual acting thereon for Lender shall have actual knowledge to the contrary. As an accommodation to Borrower, Lender may permit telephonic (which shall, promptly upon request be confirmed in writing by Borrower), electronic, or facsimile requests for a Revolving Credit Advance and electronic or facsimile transmittal of instructions, authorizations, agreements or reports to Lender by Borrower. Unless Borrower specifically directs Lender in writing not to accept or act upon telephonic, facsimile or electronic communications from Borrower, Lender shall have no liability to Borrower for any loss or damage suffered by Borrower as a result of Lender’s honouring of any requests, execution of any instructions, authorizations or agreements or reliance on any reports communicated to it telephonically, by facsimile or electronically and purporting to have been sent to Lender by Borrower, and Lender shall have no duty to verify the origin of any such communication or the identity or authority of the Person sending it.

(c)	In making any Loan hereunder Lender shall be entitled to rely upon the most recent Borrowing Base Certificates delivered to Lender by Borrower and other information available to Lender. Lender shall be under no obligation to make any further Revolving Credit Advance or incur any other Obligation if Borrower shall have failed to deliver the Borrowing Base Certificates, supported by electronic uploads of the Borrower’s perpetual Inventory, accounts receivable and accounts payable listing in a format acceptable to Lender by the time specified in Section 4.1(a) or if an Event of Default shall be continuing.

(d)	Letters of Credit. Subject to the terms and conditions of this Agreement, Borrower shall have the right to request, and Lender agrees to incur, the Letter of Credit Obligations for the account of Borrower in accordance with Schedule C.

(e)	Bank Products. Subject to the terms and conditions of this Agreement, Lender may provide Bank Products to Borrower in accordance with Schedule H.

(f)	Overdrafts. The existence of any overdraft in any of the bank accounts maintained with Lender in consequence of Lender charging or debiting any amount as provided in Section 1.10 or any cheque or other item presented for payment in an amount greater than the available balance in such account, whether or not pursuant to any limit established by Lender in its sole, unfettered discretion (an “Overdraft”) shall be deemed to be a request for an advance hereunder and shall constitute a Loan and Revolving Credit Advance (being either an RBP based loan or an RBUSBR based loan, as the case may be) in the amount of such Overdraft. In addition to all other terms and conditions set out in this Agreement, Lender shall not, however, have any obligation to honour any Overdraft.

1.2	Term and Prepayment

(a)	Upon the Commitment Termination Date, the obligation of Lender to make Revolving Credit Advances and extend other credit hereunder shall immediately terminate and Borrower shall pay to Lender in full, in cash: (i) all outstanding Revolving Credit Advances and all accrued but unpaid interest thereon; (ii) an amount sufficient to enable Lender to hold cash collateral as specified in Schedule C; and (iii) all other non-contingent Obligations due to Lender.

(b)	If the Revolving Credit Loans shall at any time exceed the Bon-owing Availability, then Borrower shall immediately repay the applicable Revolving Credit Loan in the amount of such excess.

(c)	Borrower shall have the right, at any time upon ninety (90) days prior written notice to Lender to: (i) terminate voluntarily Borrower’s right to receive or benefit from, and Lender’s obligation to make Revolving Credit Advances and to incur Letter of Credit Obligations; and (ii) prepay all of the Obligations; provided, however, that with respect to Revolving Credit Advances made based upon the BA Equivalent Rate or the LIBOR Rate prepaid by Borrower prior to the expiration date of the Interest Period applicable thereto, Borrower shall pay to Lender the amounts described in Section 1.14(c). Following receipt of such notice by Lender, the effective date of termination of the Revolving Credit Loans specified in such notice shall be deemed to be the Commitment Termination Date. If Borrower exercises its right of termination and prepayment, or if Lender’s obligation to make Loans is terminated for any reason prior to the Stated Expiry Date then in effect (including as a result of the occurrence of a Default), Borrower shall pay to Lender the applicable Prepayment Fee and such amounts described in Section 1.14(c), provided that no Prepayment Fee will be payable if the Revolving Credit Loans are refinanced by another Royal Bank of Canada credit facility.

1.3	Use of Proceeds

Borrower shall use the proceeds of the Loans as follows: (i) with respect to the Operating Loan, for working capital; and (ii) with respect to the EDC Loan, to fund the Foreign Production Deposits, which shall be paid by Borrower with respect to buses to be manufactured by foreign manufacturers and shipped to Borrower.

1.4	Single Loan

The Loans and all of the other Obligations of Borrower to Lender shall constitute one general obligation of Borrower secured by all of the Collateral.

1.5	Interest

Borrower shall pay interest to Lender on the aggregate outstanding Revolving Credit Advances as follows: (i) at a floating per annum rate equal to the RBP plus the Applicable Margin in the case of RBP based loans; (ii) at a floating per annum rate equal to the RBUSBR plus the Applicable Margin in the case of RBUSBR based loans; (iii) at a per annum rate equal to the BA Equivalent Rate plus the Applicable Margin in the case of BA Equivalent Rate based loans; and (iv) at a per annum rate equal to the LIBOR Rate plus the Applicable Margin in the case of LIBOR Rate based loans (in each case, the “Revolving Credit Rate”). All computations of interest in respect of Revolving Credit Advances made in $ based upon RBP or the BA Equivalent Rate or in U.S. $ based upon RBUSBR and all calculations of the Letter of Credit Fee, shall be made by Lender on the basis of a three hundred and sixty-five (365) or three hundred and sixty-six (366), as applicable, day year, in each case for the actual number of days occurring in the period for which such interest or fee is payable and shall be calculated daily and compounded (if unpaid) in arrears on the last day of each calendar month with respect to Revolving Credit Advances made in $ based upon RBP or in U.S. $ based upon RBUSBR and on each Interest Payment Date with respect to Revolving Credit Advances made in $ based upon the BA Equivalent Rate. In the case of Revolving Credit Advances made in U.S.$ based upon the LIBOR Rate, interest on each advance will accrue daily on the basis of a year of 360 days, for the actual number of days occurring in the period for which such interest is payable and shall be calculated daily and compounded (if unpaid) in arrears on each Interest Payment Date. Any change in RBP or RBUSBR shall be effective as of the opening of business on the Business Day such change takes place.

(a)	Each determination by Lender of an interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error. In no event will Lender charge interest at a rate that exceeds the highest rate of interest permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable.

(b)	Interest shall be payable on the outstanding Revolving Credit Advances: (i) in arrears for the preceding calendar month on the first Business Day of each calendar month; (ii) on the Interest Payment Date, in the case of Revolving Credit Advances based upon the BA Equivalent Rate or the LIBOR Rate; (iii) on the Commitment Termination Date; and (iv) if any interest accrues or remains payable after the Commitment Termination Date, upon demand by Lender.

(c)	Effective upon the occurrence of any Event of Default and for so long as any Event of Default shall be continuing, the Revolving Credit Rate and the Letter of Credit Fee shall in the discretion of Lender be increased by three percentage points (3%) per annum (such increased rate, the “Default Rate”), and all outstanding Obligations, including unpaid interest and Letter of Credit Fees, shall continue to accrue interest from the date of such Event of Default at the Default Rate applicable to such Obligations.

(d)	If any interest or any other payment (including Unused Line Fees and Collateral Monitoring Fees) to Lender under this Agreement becomes due and payable on a day other than a Business Day, such payment date shall be extended to the next succeeding Business Day and interest thereon shall be payable at the then applicable rate during such extension.

1.6	Continuation and Conversion Elections

(a)	Borrower may, upon irrevocable written notice to Lender in accordance with Section 1.6(b):

(i)	elect, as of any Business Day, in the case of Revolving Credit Advances based upon RBUSBR, to convert any such Revolving Credit Advance (or any part thereof in an amount not less than U.S.$1,000,000 or that is in an integral multiple of U.S.$100,000 in excess thereof) into a Revolving Credit Advance based upon the LIBOR Rate or, as of any Business Day at the end of any Interest Period applicable thereto, in the case of Revolving Credit Advances based upon the LIBOR Rate, to convert any such Revolving Credit Advance (or any part thereof) into a Revolving Credit Advance based upon RBUSBR;

(ii)	elect, as of any Business Day, in the case of Revolving Credit Advances based upon RBP, to convert any such Revolving Credit Advance (any part thereof in any amount not less than $1,000,000 or that is in an integral multiple of $100,000 in excess thereof) into a Revolving Credit Advance based upon the BA Equivalent Rate or, as of any Business Day at the end of any Interest Period applicable thereto, in the case of Revolving Credit Advances based upon the BA Equivalent Rate, to convert any such Revolving Credit Advance (or any part thereof) into a Revolving Credit Advance based upon RBP;

(iii)	elect, as of the last day of the applicable Interest Period, to continue any Revolving Credit Advances based upon the LIBOR Rate having Interest Periods expiring on such day (or any part thereof in an amount not less than U.S.$1,000,000 or that is in an integral multiple of U.S.$ 100,000 in excess thereof); and

(iv)	elect, as of the last day of the applicable Interest Period, to continue any Revolving Credit Advances based upon the BA Equivalent Rate having Interest Periods expiring on such day (or any part thereof in an amount not less than $1,000,000 or that is in an integral multiple of $100,000 in excess thereof);

provided, that if at any time the aggregate amount of Revolving Credit Advances based upon the LIBOR Rate or the BA Equivalent Rate, as applicable, is reduced, by payment, prepayment, or conversion of part thereof to be less than $1,000,000 in the case of Revolving Credit Advances based upon the BA Equivalent Rate or U.S.$1,000,000 in the case of Revolving Credit Advances based upon the LIBOR Rate, such Revolving Credit Advances based upon the LIBOR Rate or the BA Equivalent Rate, as applicable, shall automatically convert (i) in the case of Revolving Credit Advances based upon the LIBOR Rate into Revolving Credit Advances based upon RBUSBR and (ii) in the case of Revolving Credit Advances based upon the BA Equivalent Rate, into Revolving Credit Advances based upon RBP.

(b)	Borrower shall deliver a notice of continuation/conversion (“Notice of Continuation/Conversion”) in the form of Exhibit A to be received by Lender not later than 10:00 a.m. (Toronto time) at least one (1) Business Day in advance of the Continuation/Conversion Date if the Revolving Credit Advances are to be converted into or continued as Revolving Credit Advances based upon the BA Equivalent Rate and at least two (2) Business Days in advance of the Continuation/Conversion Date if the Revolving Credit Advances are to be converted into or continued as Revolving Credit Advances based upon the LIBOR Rate and otherwise by 10:00 a.m. on the Continuation/Conversion Date if the Revolving Credit Advances are to be converted into Revolving Credit Advances based upon RBP or RBUSBR.

(c)	If by no later than two (2) Business Days prior to the expiration of any Interest Period applicable to Revolving Credit Advances based upon the LIBOR Rate or by not later than one (1) Business Day prior to the expiration of any Interest Period applicable to Revolving Credit Advances based upon the BA Equivalent Rate, Borrower has failed to deliver a Notice of Continuation/Conversion to Lender in respect of such Interest Period to be applicable to Revolving Credit Advances based upon the LIBOR Rate or the BA Equivalent Rate or if any Default or Event of Default then exists, Borrower shall be deemed to have elected to convert such Revolving Credit Advances based upon the LIBOR Rate into Revolving Credit Advances based upon RBUSBR or Revolving Credit Advances based upon the BA Equivalent Rate into Revolving Credit Advances based upon RBP, effective as of the expiration date of such Interest Period.

(d)	During the existence of a Default or Event of Default, Borrower may not elect to have a Revolving Credit Advance converted or continued and Revolving Credit Advances during such period shall be based upon RBP or RBUSBR, as applicable.

(e)	After giving effect to any conversion or continuation of Revolving Credit Advances, there may not be more than five (5) different Interest Periods in effect hereunder.

1.7	Cash Management System

On or prior to the Closing Date and until the Termination Date, Borrower will establish and maintain the cash management system described in Schedule D. All payments in respect of the Collateral shall be made to or deposited in the Blocked Accounts described in Schedule D in accordance with the terms thereof.

1.8	Fees

Borrower agrees to pay to Lender the Fees set forth in Schedule E.

1.9	Receipt of Payments

Borrower shall make each payment under this Agreement (not otherwise made pursuant to Section 1.10) without setoff, counterclaim or deduction and free and clear of all Taxes on the day when due in lawful money of Canada in immediately available funds to the Blocked Accounts. If Borrower shall be required by law to deduct or withhold any Taxes from any payment to Lender under any Loan Document, then the amount payable to Lender shall be increased so that, after making all required deductions and withholdings, Lender receives an amount equal to that which it would have received had no such deductions and withholdings been made. For purposes of computing interest, Fees and determining Net Borrowing Availability, all payments shall be deemed received by Lender one (1) Business Day following receipt of immediately available funds in the Blocked Accounts.

1.10	Application and Allocation of Payments

Borrower irrevocably agrees that Lender shall have the continuing and exclusive right to apply any and all payments against the then due and payable Obligations in such order as Lender may deem advisable. Lender is authorized to, and at its option may (without prior notice or precondition and at any time or times), but shall not be obligated to, make or cause to be made Revolving Credit Advances on behalf of Borrower, for: (a) payment of all Fees, expenses, indemnities, charges, costs, principal, interest, or other Obligations owing by Borrower under this Agreement or any of the other Loan Documents; (b) the payment, performance or satisfaction of any of Borrower’s obligations with respect to preservation of the Collateral; (c) any premium in whole or in part required in respect of any of the policies of insurance required by this Agreement; or (d) the partial repayment of the EDC Loan, on the date that certain manufactured goods in respect of which Borrower had paid a Foreign Production Deposit are listed on a bill of lading and therefore become (with the agreement of Lender) Eligible Inventory, at which time Lender will repay a portion of the EDC Loan in an amount equal to the Foreign Production Deposit paid by Borrower for those manufactured goods now determined to be Eligible Inventory, even if the making of any such Revolving Credit Advance causes the outstanding balance of the Revolving Credit Loans to exceed the Borrowing Availability, and Borrower agrees to repay immediately, in cash, any amount by which the Revolving Credit Loans exceeds the Borrowing Availability.

1.11	Accounting

Lender is authorized to record on its books and records the date and amount of each Loan and each payment of principal thereof and such recordation shall constitute prima facie evidence of the accuracy of the information so recorded. Lender shall provide Borrower on a monthly basis a statement and accounting of such recordations but any failure on the part of Lender to keep any such recordation (or any errors therein) or to send a statement thereof to Borrower shall not in any manner affect the obligation of Borrower to repay any of the Obligations. Except to the extent that Borrower shall, within thirty (30) days after such statement and accounting is sent, notify Lender in writing of any objection Borrower may have thereto (stating with particularity the basis for such objection), such statement and accounting shall be deemed final, binding and conclusive upon Borrower, absent manifest error.

1.12	Indemnity

Borrower and each other Credit Party executing this Agreement jointly and severally agree to indemnify and hold Lender and its Affiliates, and their respective employees, officers, directors, professional advisors and agents (each, an “Indemnified Person”), harmless from and against any and all suits, actions, proceedings, claims, damages, losses, liabilities and expenses of any kind or nature whatsoever (including legal fees and disbursements and other costs of investigation or defence, including those incurred upon any appeal) which may be instituted or asserted against or incurred by any such Indemnified Person as the result of credit having been extended, suspended or terminated under this Agreement and the other Loan Documents or with respect to the execution, delivery, enforcement, performance or administration of, or in any other way arising out of or relating to, this Agreement and the other Loan Documents or any other documents or transactions contemplated by or referred to herein or therein and any actions or failures to act with respect to any of the foregoing, including any and all product liabilities, Environmental Liabilities, Taxes and legal costs and expenses arising out of or incurred in connection with any dispute between or among any parties to any of the Loan Documents (collectively, “Indemnified Liabilities”), except to the extent that any such Indemnified Liability is finally determined by a court of competent jurisdiction to have resulted solely from such Indemnified Person’s gross negligence or wilful misconduct. NO INDEMNIFIED PERSON SHALL BE RESPONSIBLE OR LIABLE TO ANY CREDIT PARTY, ANY SUCCESSOR, ASSIGNEE OR THIRD PARTY BENEFICIARY OR ANY OTHER PERSON ASSERTING CLAIMS DERIVATIVELY THROUGH SUCH PARTY, FOR ANY ACT OR FAILURE TO ACT UNDER ANY POWER OF ATTORNEY OR FOR INDIRECT, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES WHICH MAY BE ALLEGED AS A RESULT OF CREDIT HAVING BEEN EXTENDED, SUSPENDED OR TERMINATED UNDER THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR AS A RESULT OF ANY OTHER TRANSACTION CONTEMPLATED HEREUNDER OR THEREUNDER.

1.13	Borrowing Base; Reserves

The Operating Loan Borrowing Base and the EDC Loan Borrowing Base shall be determined by Lender (including the eligibility of Accounts and Inventory) based on the most recent Borrowing Base Certificates delivered to Lender in respect of the Operating Loan and the EDC Loan, as applicable, in accordance with Section 4.1(a) and such other information available to Lender. The Revolving Credit Loans shall be subject to Lender’s continuing right to withhold from Bon-owing Availability reserves, and to increase and decrease such reserves from time to time, if and to the extent that in Lender’s good faith credit judgment such reserves are necessary, including to protect Lender’s interest in the Collateral or to protect Lender against possible non-payment of Accounts for any reason by Account Debtors or possible diminution of the value of any Collateral or possible non-payment of any of the Obligations or for any Taxes or in respect of any state of facts which could constitute a Default. Lender may, at its option, implement reserves by designating as ineligible a sufficient amount of Accounts or Inventory which would otherwise be Eligible Accounts or Eligible Inventory, as the case may be, so as to reduce the Operating Loan Borrowing Base or the EDC Loan Borrowing Base, as applicable, by the amount of the intended reserves.

1.14	Funding Losses

Borrower shall reimburse Lender and hold Lender harmless from any loss or expense which Lender may sustain or incur as a consequence of:

(a)	the failure of Borrower to make on a timely basis any payment of principal on any Revolving Credit Advance made based upon the LIBOR Rate or the BA Equivalent Rate;

(b)	the failure of Borrower to borrow, continue or convert a Revolving Credit Advance after Borrower has given (or is deemed to have given) a Notice of Borrowing or a Notice of Continuation/Conversion, as the case may be; or

(c)	the prepayment or other payment (including after acceleration thereof but excluding prepayment mandated by the provisions of Section 8.14(b)) of any Revolving Credit Advance made based upon the LIBOR Rate or the BA Equivalent Rate on a day that is not the last day of the relevant Interest Period;

including any such loss of anticipated profit and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain its Revolving Credit Advances made based upon the LIBOR Rate or the BA Equivalent Rate or from fees payable to terminate the deposits from which such funds were obtained. Borrower shall also pay any customary and reasonable administrative fees charged by Lender in connection with the foregoing.

1.15	Inability to Determine Rates

If Lender determines that, for any reason, adequate and reasonable means do not exist for determining the BA Equivalent Rate or the LIBOR Rate for any requested Interest Period with respect to a proposed Revolving Credit Advance made based upon the BA Equivalent Rate or the LIBOR Rate, or that the BA Equivalent Rate or the LIBOR Rate for any requested Interest Period with respect to a proposed Revolving Credit Advance made based upon the BA Equivalent Rate or the LIBOR Rate does not adequately and fairly reflect the cost to Lender of funding such Revolving Credit Advance, Lender will promptly so notify Borrower. Thereafter, the obligation of Lender to make or maintain Revolving Credit Advances made based upon the BA Equivalent Rate or the LIBOR Rate, as applicable, hereunder shall be suspended until Lender revokes such notice in writing. Upon receipt of such notice, Borrower may revoke any Notice of Borrowing or Notice of Continuation/Conversion then submitted by it. If Borrower does not revoke such notice, Lender shall make the Revolving Credit Advance, as proposed by Borrower, in the amount specified in the applicable notice submitted by Borrower, but such Revolving Credit Advance shall be made as a RBUSBR based loan instead of a LIBOR Rate based loan or a RBP based loan instead of a BA Equivalent Rate based loan, as the case may be.

SECTION 2 - CONDITIONS PRECEDENT

2.1	Conditions to the Initial Loans

Lender shall not be obligated to make any of the Loans or to perform any other action hereunder, until the following conditions have been satisfied in a manner satisfactory to Lender in its sole discretion, or waived in writing by Lender:

(a)	the Loan Documents to be delivered on or before the Closing Date shall have been duly executed and delivered by the appropriate parties, all as set forth in the Schedule of Documents (Schedule F);

(b)	Lender shall have received and shall be satisfied with such estoppel letters, landlord (in the form of Exhibit E or otherwise as acceptable to Lender in its sole discretion), mortgagee, processor and bailee waivers and such other consents (including consents from Governmental Authorities) as Lender may require in its discretion;

(c)	Lender shall have received and shall be satisfied with such subordination, postponement and intercreditor agreements as Lender may require in its discretion;

(d)	the insurance policies provided for in Section 3.16 shall be in full force and effect, together with appropriate evidence showing loss payable or additional insured clauses or endorsements in favour of Lender as required under such Section;

(e)	Lender shall have received an opinion of counsel to each of the Credit Parties (including a standard enforceability opinion) with respect to each Loan Document in form and substance satisfactory to Lender;

(f)	Lender (and where applicable, Lender’s counsel) shall have completed and be satisfied with the results of all business, environmental and legal due diligence (including review with results satisfactory to Lender of Borrower’s union contracts, if applicable);

(g)	Lender shall have completed, or caused to be completed, and be satisfied with the results of a Field Examination in respect of Borrower;

(h)	Lender shall have received and be satisfied with the results of, Borrower’s inventory appraisal(s) conducted by an appraisal Firm acceptable to Lender, and with regard to the Collateral, the inventory control systems, the books and records and the reporting capability of the Credit Parties;

(i)	Lender shall have been provided with and be satisfied with its review of, Borrower’s documents regarding its corporate and capital structure, material contracts, debt instruments and governing documents;

(j)	Lender shall have reviewed and be satisfied with Borrower’s customer’s contracts, including contracts among the Credit Parties and each of and any customers’ contracts requested by the Lender and, if requested by Lender, the purchase orders relating thereto;

(k)	Lender shall have completed and be satisfied with the results of the background and reference checks on Borrower, senior management of Borrower and the other Credit Parties;

(1)	Lender shall have received, and same shall continue to be valid and current, certified copies of all the constating documents, by-laws and resolutions of the directors (or partners, members or shareholders as required by Lender) authorizing the Loan Documents, and certificates of incumbency, for Borrower and each other Corporate Credit Party;

(m)	a Compliance Certificate in the form of Exhibit D shall have been submitted prior to the Closing Date confirming all required covenants have been met;

(n)	Lender shall have received audited Financial Statements for Grande West Transportation Group Inc. for the Fiscal Year ended December 31, 2016;

(o)	Lender shall have received, and be satisfied with, its review of Borrower’s Projections for the ensuing twelve (12) months ending October 31, 2018, including projections of balance sheet, operating results, cash flows and Borrowing Availability;

(p)	Lender shall have been provided with, and be satisfied with, its review of all available documentation and material information in respect of outstanding litigation in which the Credit Parties are involved, if any; and

(q)	with respect to the EDC Loan only, Lender shall not be obligated to make any advance in connection with the EDC Loan, until Lender shall have been provided with, and be satisfied with, the EDC Guarantee.

2.2	Further Conditions to the Loans

Lender shall not be obligated to fund any Loan (including the initial Loans), if, as of the date thereof:

(a)	any representation or warranty by any Credit Party contained herein or in any of the other Loan Documents shall be untrue or incorrect as of such date, except to the extent that any such representation or warranty is expressly stated to relate to a specific earlier date, in which case, such representation and warranty shall be true and correct as of such earlier date;

(b)	any event or circumstance, which has had or reasonably could be expected to have a Material Adverse Effect, shall have occurred since the Closing Date;

(c)	any Default shall have occurred and be continuing or would result after giving effect to such Loan; or

(d)	after giving effect to such Loan, the Revolving Credit Loans would exceed the Borrowing Availability.

The request and acceptance by Borrower of the proceeds of any Loan shall be deemed to constitute, as of the date of such request and the date of such acceptance: (i) a representation and warranty by Borrower that the conditions in this Section 2.2 have been satisfied; and (ii) a restatement by Borrower of each of the representations and warranties made by it in each Loan Document and a reaffirmation by Borrower of the granting and continuance of Lender’s Liens pursuant to the Loan Documents.

SECTION 3 - REPRESENTATIONS, WARRANTIES AND AFFIRMATIVE COVENANTS

To induce Lender to enter into this Agreement and to make the Loans, Borrower and each other Credit Party executing this Agreement represent and warrant to Lender (each of which representations and warranties shall survive the execution and delivery of this Agreement), and promise to and agree with Lender at all times until the Termination Date as follows:

3.1	Corporate Existence; Compliance with Law

Each Corporate Credit Party:

(a)	is, as of the Closing Date, and will continue to be: (i) a corporation or partnership, as applicable, duly organized, validly existing, registered and in good standing under the laws of the jurisdiction of its incorporation or formation; (ii) duly qualified to do business and in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect; and (iii) in compliance with all Requirements of Law, including without limitation, laws relating to the prevention of money laundering and terrorist financing and Contractual Obligations, except to the extent failure to comply therewith could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b)	has and will continue to have: (i) the requisite power and authority and the legal right to execute, deliver and perform its obligations under the Loan Documents, and to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease, and to conduct its business as now, heretofore or proposed to be conducted; and (ii) all licenses, permits, franchises, rights, powers, consents or approvals from or by all Persons or Governmental Authorities having jurisdiction over such Corporate Credit Party which are necessary or appropriate for the conduct of its business; and

(c)	is not an insolvent person as such term is defined in the BIA.

3.2	Executive Offices; Corporate or Other Names

The location of each Corporate Credit Party’s chief executive office, corporate offices, warehouses, other locations of Collateral and locations where records with respect to Collateral are kept (including in each case the county of such locations) are as set forth in Disclosure Schedule (3.2) and, except as set forth in such Disclosure Schedule, such locations have not changed during the preceding twelve (12) months. As of the Closing Date, during the prior five years, except as set forth in Disclosure Schedule (3.2), no Corporate Credit Party has been known as or conducted business in any other name (including trade or business names).

3.3	Corporate Power; Authorization; Enforceable Obligations

The execution, delivery and performance by each Credit Party of the Loan Documents to which it is a party, and the creation of all Liens provided for herein and therein: (a) are and will continue to be within such Credit Party’s power and authority; (b) have been and will continue to be duly authorized by all necessary or proper action; (c) are not and will not be in violation of any Requirement of Law or Contractual Obligation of such Credit Party; (d) do not and will not result in the creation or imposition of any Lien (other than in favour of Lender) upon any of the Collateral; and (e) do not and will not require the consent or approval of any Governmental Authority or any other Person. As of the Closing Date, each Loan Document shall have been duly executed and delivered on behalf of each Credit Party thereto, and each such Loan Document upon such execution and delivery shall be and will continue to be a legal, valid and binding obligation of such Credit Party, enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency and other similar laws affecting creditors’ rights generally.

3.4	Financial Statements and Projections; Books and Records

(a)	The Financial Statements delivered by Borrower to Lender for its most recently ended Fiscal Year and Fiscal Month, are true, correct and complete and reflect fairly and accurately the financial condition of Borrower as of the date of each such Financial Statement in accordance with IFRS. The Projections most recently delivered by Borrower to Lender have been prepared in good faith, with care and diligence and use assumptions that are reasonable under the circumstances at the time such Projections were prepared and as of the date delivered to Lender and all such assumptions are disclosed in the Projections; and

(b)	each of Borrower and the other Corporate Credit Parties shall keep adequate Books and Records with respect to the Collateral and its business activities in which proper entries, reflecting all consolidated and consolidating financial transactions, and payments and credits received on, and all other dealings with, the Collateral, shall be made in accordance with IFRS and all Requirements of Law and on a basis consistent with the Financial Statements.

3.5	Material Adverse Change

Between the date of the most recent audited Financial Statements delivered to Lender for each Corporate Credit Party and the Closing Date: (a) no Corporate Credit Party has incurred any obligations, contingent or non-contingent liabilities, or liabilities for Charges, long-term leases or unusual forward or long-term commitments which are not reflected in the Projections delivered prior to the Closing Date and which could, alone or in the aggregate, reasonably be expected to have a Material Adverse Effect; (b) there has been no material deviation from such Projections; and (c) no events have occurred which alone or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect. No Requirement of Law or Contractual Obligation of any Credit Party has or have had or could reasonably be expected to have a Material Adverse Effect. No Credit Party is in default, and to such Credit Parry’s knowledge, no third party is in default, under or with respect to any of its Contractual Obligations, which alone or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect.

3.6	Real Estate; Property

The real estate listed in Disclosure Schedule (3.6) constitutes, as of the Closing Date, all of the real property owned, leased, or used by each Corporate Credit Party in its business, and such Corporate Credit Party will not execute any material agreement or contract in respect of such real estate after the date of this Agreement without giving Lender prompt prior written notice thereof. Each Corporate Credit Party holds and will continue to hold good and marketable fee simple title to all of its owned real estate, and good and marketable title to all of its other properties and assets, and valid and insurable leasehold interests in all of its leases (both as lessor and lessee, sublessee or assignee), and none of the properties and assets of any Corporate Credit Party are or will be subject to any Liens, except Permitted Encumbrances. With respect to each of the premises identified in Disclosure Schedule (3.6) on or prior to the Closing Date, a bailee, landlord or mortgagee waiver acceptable to Lender has been obtained except as expressly noted in Disclosure Schedule (3.6).

3.7	Ventures, Subsidiaries and Affiliates; Outstanding Shares and Indebtedness

Except as set forth in Disclosure Schedule (3.7), as of the Closing Date no Corporate Credit Party has any Subsidiaries, is engaged in any joint venture or partnership with any other Person, or is an Affiliate of any other Person. All of the issued and outstanding Shares of each Corporate Credit Party other than Grande West Transportation Group Inc. (including all rights to purchase options, warrants or similar rights or agreements pursuant to which such Corporate Credit Party may be required to issue, sell, repurchase or redeem any of its Shares) as of the Closing Date are registered in the name of each of the Shareholders (and in the amounts) set forth on Disclosure Schedule (3.7). All outstanding Indebtedness of each Corporate Credit Party as of the Closing Date is described in Disclosure Schedule (5.2(b)).

3.8	Government Regulations

To the extent any Corporate Credit Party is subject to or regulated under any federal, provincial or state statute, rule or regulation that restricts or limits such Person’s ability to incur Indebtedness, pledge its assets, or to perform its obligations under the Loan Documents, such laws have been complied with. The making of the Loans, the application of the proceeds and repayment thereof, and the consummation of the transactions contemplated by the Loan Documents do not and will not violate any Requirement of Law.

3.9	Taxes; Charges

Except as disclosed on Disclosure Schedule (3.9), all tax returns, reports and statements required by any Governmental Authority to be filed by Borrower or any other Credit Party have, as of the Closing Date, been filed and will, until the Termination Date, be filed with the appropriate Governmental Authority and no tax Lien has been filed against any Credit Party or any Credit Party’s property. Proper and accurate amounts have been and will be withheld by Borrower and each other Corporate Credit Party from their respective past or present employees for all periods in complete compliance with all Requirements of Law and such withholdings have been and will be timely paid to the appropriate Governmental Authorities. Disclosure Schedule (3.9) sets forth as of the Closing Date those taxable years for which any Credit Parry’s tax returns are currently being audited by the Canada Revenue Agency or any other applicable Governmental Authority and any assessments or threatened assessments in connection with such audit, or otherwise currently outstanding. Except as described on Disclosure Schedule (3.9), none of the Credit Parties nor their respective predecessors are liable for any Charges: (a) under any agreement (including any tax sharing agreements or agreement extending the period of assessment of any Charges); or (b) to each Credit Party’s knowledge, as a transferee.

3.10	Payment of Obligations

Each Corporate Credit Party will pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all of its Charges and other obligations of whatever nature, except where the amount or validity thereof is at such time being contested in good faith by appropriate proceedings and reserves in conformity with IFRS with respect thereto have been provided on the books of such Corporate Credit Party and none of the Collateral is or could reasonably be expected to become subject to any Lien or forfeiture or loss as a result of such contest.

3.11	Pension Plans

Disclosure Schedule (3.11) lists all Plans applicable to Borrower (other than, for greater certainty, Plans maintained by the Government of Canada or any Government of a Province of Canada to which Borrower is obligated to contribute under any applicable law). No Pension Event has occurred or is reasonably expected to occur. The aggregate amount of all normal contributions (as such term is defined for the purpose of the BIA) accruing due but not paid or remitted, all amounts withheld from employees and not paid or remitted and other amounts which might give rise to a Lien giving any priority under the BIA shall never exceed the Minimum Actionable Amount.

3.12	Litigation

No Litigation is pending or, to the knowledge of any Credit Party, threatened against any Credit Party or against any Credit Party’s properties or revenues: (a) with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby; (b) which could reasonably be expected to have a Material Adverse Effect; or (c) which is otherwise in an amount in excess of the Minimum Actionable Amount. Except as set forth on Disclosure Schedule (3.12), as of the Closing Date, there is no Litigation pending or threatened against any Credit Party which seeks damages in excess of the Minimum Actionable Amount or injunctive relief or alleges criminal misconduct of any Credit Party. Following the Closing Date, each Credit Party shall notify Lender promptly in writing upon learning of the existence, threat or commencement of any Litigation against any Credit Party or any Plan, in each case, if applicable, or any allegation of criminal misconduct against any Credit Party.

3.13	Intellectual Property

As of the Closing Date, all material Intellectual Property owned or used by any Corporate Credit Party is listed, together with application or registration numbers, where applicable, in Disclosure Schedule (3.13). Each Corporate Credit Party owns, or is licensed to use, all Intellectual Property necessary to conduct its business as currently conducted except for such Intellectual Property the failure of which to own or license could not reasonably be expected to have a Material Adverse Effect. Each Corporate Credit Party will maintain the patenting and registration of all Intellectual Property owned by it with the appropriate Governmental Authority and each Corporate Credit Party will promptly apply to patent or register, as the case may be, all new Intellectual Property developed by it and notify Lender in writing five (5) Business Days prior to filing any such new patent or registration.

3.14	Full Disclosure/Know Your Customer

No information contained in any Loan Document, the Financial Statements or any written statement furnished by or on behalf of any Credit Party under any Loan Document or to induce Lender to execute the Loan Documents, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. There are no material facts relating to any of the Credit Parties which have not been disclosed to Lender. Without limitation to any other term hereof, each Credit Party shall provide Lender with such documentation and other evidence as is determined necessary by Lender in or for it to be satisfied that it has complied and all times will comply with all “know your customer” requirements under all applicable Requirements of Law (including in connection with any change of laws or requirement or any proposed or actual assignment by Lender).

3.15	Environmental Matters

Except as set forth on Disclosure Schedule (3.15), as of the Closing Date: (a) each real property location owned, leased or occupied by or otherwise in the charge, management or control of each Corporate Credit Party (the “Real Property”) is maintained free of material contamination that is required by the applicable Environmental Laws to be removed, remediated or mitigated; (b) no Corporate Credit Party is subject to any Environmental Liabilities or, to any Corporate Credit Party’s knowledge, potential Environmental Liabilities, in excess of the Minimum Actionable Amount in the aggregate; (c) no notice has been received by any Corporate Credit Party identifying it as a “potentially responsible party” or otherwise identifying it as a potentially liable party or requesting information under the EAA or analogous federal or provincial laws, in each case, to the extent applicable, and to the knowledge of any Corporate Credit Party, there are no facts, circumstances or conditions that may result in any Corporate Credit Party being identified as a “potentially responsible party” under the EAA or analogous federal or provincial laws, in each case, to the extent applicable; and (d) each Corporate Credit Party has provided to Lender copies of all existing environmental reports, reviews and audits and all written information pertaining to actual or potential Environmental Liabilities, in each case relating to each Real Property location. Each Corporate Credit Party: (i) shall comply in all material respects with all applicable Environmental Laws and environmental permits; (ii) shall notify Lender in writing within seven (7) Business Days if and when it becomes aware of any Release, on, at, in, under, above, to, from or about any of its Real Property; and (iii) shall promptly forward to Lender a copy of any order, notice, permit, application, or any communication or report received by it or any other Corporate Credit Party in connection with any such Release.

3.16	Insurance

As of the Closing Date, Disclosure Schedule (3.16) lists all insurance of any nature maintained for current occurrences by Borrower and each other Corporate Credit Party, as well as a summary of the terms of such insurance. Each Corporate Credit Party shall deliver to Lender originals or copies and endorsements to all of its and those of its Subsidiaries: (a) “All Risks” policies naming Lender as loss payee and additional insured; and (b) general liability and other liability policies naming Lender as an additional insured. All policies of insurance on real and personal property will be adequate in form, substance, scope and amount and will contain an endorsement, all in form and substance acceptable to Lender, showing loss payable to Lender (I.B.C. Form 3000 or equivalent) and extra expense and business interruption endorsements. Such endorsement, or an independent instrument furnished to Lender, will provide that the insurance companies will give Lender at least thirty (30) days prior written notice before any such policy or policies of insurance shall be altered or cancelled and that no act or default of Borrower or any other Person shall affect the right of Lender to recover under such policy or policies of insurance in case of loss or damage. Each Corporate Credit Party shall direct all present and future insurers under its “All Risk” policies of insurance to pay all proceeds payable thereunder directly to Lender. If any insurance proceeds are paid by cheque, draft or other instrument payable to any Credit Party and Lender jointly, Lender may endorse such Credit Party’s name thereon and do such other things as Lender may deem advisable to reduce the same to cash. Lender reserves the right at any time, upon review of each Credit Party’s risk profile, to require additional forms and limits of insurance. Each Corporate Credit Party shall, on each anniversary of the Closing Date and from time to time at Lender’s request, deliver to Lender a report by a reputable insurance broker, satisfactory to Lender, with respect to such Corporate Credit Party’s insurance policies. Borrower will maintain all such insurance in effect during the term of this Agreement.

3.17	Bank Accounts

Borrower and the other Corporate Credit Parties shall maintain deposit and/or other accounts, including the Blocked Accounts and Disbursement Accounts, with Lender and will not have any other bank accounts without the prior consent of Lender.

3.18	Accounts and Inventory

As of the date of each Borrowing Base Certificate delivered to Lender, each Account listed thereon as an Eligible Account shall be an Eligible Account and all Inventory listed thereon as Eligible Inventory shall be Eligible Inventory. Borrower has not made, and will not make, any agreement with any Account Debtor for any extension of time for the payment of any Account, any compromise or settlement for less than the full amount thereof, any release of any Account Debtor from liability therefor, or any deduction therefrom except a discount or allowance for prompt or early payment allowed by Borrower in the ordinary course of its business consistent with historical practice and as previously disclosed to Lender in writing. Disclosure Schedule (3.18) sets forth each Account Debtor from whom Borrower has obtained an offset waiver in form and substance satisfactory to Lender. With respect to the Accounts pledged as collateral pursuant to any Loan Document: (a) the amounts shown on all invoices, statements and reports which may be delivered to Lender with respect thereto are actually and absolutely owing to the relevant Corporate Credit Party as indicated thereon and are not in any way contingent; (b) no payments have been or shall be made thereon except payments immediately delivered to the applicable accounts described in paragraph 1 of Schedule D or Lender as required hereunder; and (c) to Borrower’s knowledge, all Account Debtors have the capacity to contract. Borrower shall notify Lender promptly of any event or circumstance which, to Borrower’s knowledge would cause Lender to consider any then existing Account or Inventory as no longer constituting an Eligible Account or Eligible Inventory, as the case may be.

3.19	Conduct of Business

Each Corporate Credit Party: (a) shall conduct its business substantially as now conducted or as otherwise permitted hereunder; and (b) shall at all times maintain, preserve and protect all of the Collateral and such Corporate Credit Party’s other property, used or useful in the conduct of its business and keep the same in good repair, working order and condition and make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices.

3.20	Material Contracts

All of the Material Contracts of the Credit Parties are described in Schedule G.

3.21	Further Assurances

At any time and from time to time, upon the written request of Lender and at the sole expense of Borrower, Borrower and each other Credit Party shall promptly and duly execute and deliver any and all such further instruments and documents and take such further action as Lender may reasonably deem desirable: (a) to obtain the full benefits of this Agreement and the other Loan Documents; (b) to protect, preserve and manitain Lender’s rights in any Collateral; or (c) to enable Lender to exercise all or any of the rights and powers herein granted.

3.22	Default

No Default or Event of Default has occurred and is continuing.

SECTION 4 - FINANCIAL REPORTS, INFORMATION AND NOTICES

4.1	Reports and Information

From the Closing Date until the Termination Date, Borrower shall deliver to Lender:

	(a)	as frequently as Lender may request and in any event no less than weekly on a day agreed upon between Lender and Borrower and by 12:00 p.m. (Toronto time) on that day, the Borrowing Base Certificates in the form of Exhibit C-l and Exhibit C-2 as of the close of business of the previous Business Day, detailing the calculation of the Operating Loan Borrowing Base and the EDC Loan Borrowing Base, as applicable, certified as true and correct by an Authorized Officer, together with: (i) an accounts receivable roll forward analysis in the form of Attachment 1 to Exhibit C-l; (ii) electronic copies of all accounts receivable, accounts payable and inventory ledgers, subledgers, Inventory perpetual or physical listing; and (iii) evidence in respect of all Foreign Production Deposits which have been paid by the Borrower to its manufacturer for the production of Eligible Inventory; and (iv) other backup as Lender may require;

(b)		within thirty (30) days following the end of each Fiscal Month:

(i)	its aged accounts payable listing by creditor, its aged accounts receivable listing by Account Debtor, its Inventory perpetual or physical listing and if requested by Lender, reconciliations of the aged accounts receivable listing by Account Debtor, its accounts receivable roll forward analysis and the Inventory perpetual or physical listing (as the case may be) to Borrower’s trial balance and from the trial balance to the Financial Statements for such Fiscal Month, accompanied by supporting detail and documentation as Lender may request;

(ii)	its trial balance for such Fiscal Month;

(iii)	its consolidated and consolidating Financial Statements for such Fiscal Month, which shall provide comparisons to budget and actual results for the corresponding period during the prior Fiscal Year, both on a monthly and year-to-date basis, and which shall contain a balance sheet, income statement and cash flow statement for such Fiscal Month; and

(iv)	a Compliance Certificate in the form of Exhibit D, together with a statement in the form of Attachment 1 to Exhibit D, showing the calculations used in determining compliance with the financial covenants hereunder.

(c)	within 120 days following the end of each Fiscal Year, the Financial Statements for Grande West Transportation Group Inc. for such Fiscal Year audited without qualification by an independent qualified accounting firm acceptable to Lender, which shall provide comparisons to the prior Fiscal Year, together with any management letter that may be issued;

(d)	within thirty (30) days following the end of each Fiscal Year, consolidated Projections (comprising a balance sheet, income statement and statement of cash flows showing proposed Capital Expenditures and Net Borrowing Availability), by month for the next Fiscal Year prepared by Borrower in a manner consistent with IFRS and accompanied by senior management’s discussion and analysis of such plan and prepared by Borrower in good faith, with care and diligence, and using assumptions which are reasonable under the circumstances at the time such Projections are delivered to Lender and disclosed therein when delivered; and

(e)	all the other reports and information set forth in Exhibit B in the time frames set forth therein.

4.2	Notices

Borrower shall advise Lender promptly, in reasonable detail, of:

(a)	any Lien, other than Permitted Encumbrances, attaching to or asserted against any of the Collateral or any occurrence causing a material loss or decline in value of any Collateral and the estimated (or actual, if available) amount of such loss or decline;

(b)	any material change in the composition of the Collateral; and

(c)	the occurrence of any Default or other event which has had or could reasonably be expected to have a Material Adverse Effect. Borrower shall, upon request of Lender, furnish to Lender such other reports and information in connection with the affairs, business, financial condition, operations, prospects or management of Borrower or any other Credit Party or the Collateral as Lender may request, all in reasonable detail.

SECTION 5 - FINANCIAL AND NEGATIVE COVENANTS

5.1	Financial Covenant

Borrower and its Subsidiaries shall maintain a consolidated Fixed Charge Coverage Ratio of not less than 1.1:1, which (i) during the period ending on March 31, 2018, shall be calculated on a roll forward basis from April 30, 2017 and tested as of the end of each Fiscal Month during such period; and (ii) during the period beginning on April 1, 2018 until the Stated Expiry Date, shall be calculated on a trailing twelve (12) month basis and tested as of the end of each Fiscal Month during such period.

5.2	Negative Covenants

Each Credit Party covenants to Lender that so long as this Agreement is in effect:

(a)	such Corporate Credit Party shall not form any Subsidiary or merge with, amalgamate with, consolidate with, acquire all or substantially all of the assets or capital stock of, or otherwise combine with or make any investment in or, except as provided in Section 5.2(c) below, make a loan or advance to, any Person;

(b)	such Corporate Credit Party shall not cancel any debt owing to it or create, incur, assume or permit to exist any Indebtedness, except: (i) the Obligations; (ii) Indebtedness existing as of the Closing Date set forth on Disclosure Schedule (5.2(b)); (iii) deferred taxes; (iv) by endorsement of instruments or items of payment for deposit to the general account of such Credit Party; (v) Guaranteed Indebtedness incurred for the benefit of Borrower if the primary obligation is permitted by this Agreement; and (vi) additional Indebtedness (including Purchase Money Indebtedness) incurred after the Closing Date in an aggregate outstanding amount for all such Corporate Credit Parties combined not exceeding the Minimum Actionable Amount;

(c)	such Corporate Credit Party shall not enter into any lending, borrowing or other commercial transaction with any of its employees, directors, Affiliates or any other Credit Party (including upstreaming and downstreaming of cash and intercompany advances and payments by a Credit Party on behalf of another Credit Party which are not otherwise permitted hereunder) other than loans or advances to employees in the ordinary course of business in an aggregate outstanding amount not exceeding the Minimum Actionable Amount;

(d)	such Corporate Credit Party shall not make any changes in any of its business objectives, purposes, or operations which could reasonably be expected to adversely affect repayment of the Obligations or could reasonably be expected to have a Material Adverse Effect, or engage in any business other than that presently engaged in or proposed to be engaged in as set forth in the Projections delivered to Lender as of the Closing Date, except as permitted by Section 5.2(g) below, or amend its charter or by-laws or other organizational documents;

(e)	such Corporate Credit Party shall not create or permit any Lien on any of its properties or assets, except for Permitted Encumbrances;

(f)	such Corporate Credit Party shall not sell, transfer, convey, assign or otherwise dispose of any of its assets or properties, including its Accounts or any Shares (other than the Shares owned in the capital of Grande West Transportation Group Inc.) or engage in any sale-leaseback, synthetic lease or similar transaction (provided, that the foregoing shall not prohibit the sale of Inventory or obsolete or unnecessary Equipment in the ordinary course of its business);

(g)	such Corporate Credit Party shall not change its name, chief executive office, corporate offices, warehouses or other Collateral locations, or location of its records concerning the Collateral, or acquire, lease or use any real estate after the Closing Date without such Person, in each instance, giving thirty (30) days prior written notice thereof to Lender and taking all actions deemed necessary or appropriate by Lender to continuously protect and perfect Lender’s Liens upon the Collateral;

(h)	such Corporate Credit Party shall not establish or permit to exist any depository or other bank account of any kind with any financial institution (other than the accounts set forth on Attachment 1 to Schedule D) without Lender’s prior written consent; and

(i)	such Credit Party shall not make or permit any Restricted Payment.

SECTION 6 - SECURITY INTEREST

6.1	Grant of Security Interest

(a)	As collateral security for the prompt and complete payment and performance of the Obligations, each of Borrower and each other Corporate Credit Party executing this Agreement hereby grants to Lender a security interest in, hypothec on and Lien upon all of its personal property and assets, tangible or intangible, and whether now owned or hereafter acquired, or in which it now has or at any time in the future may acquire any right, title, or interest, including all of the following property in which it now has or at any time in the future may acquire any right, title or interest: all Accounts; all bank and deposit accounts and all funds on deposit therein; all cash and cash equivalents; all commodity contracts; all investments, Shares and Investment Property; all Inventory and Equipment; all Goods; all Chattel Paper, Documents and Instruments; all Books and Records; all Intangibles; and to the extent not otherwise included, all Proceeds and products of all and any of the foregoing and all collateral security and guarantees given by any Person with respect to any of the foregoing, but excluding in all events Hazardous Waste (all of the foregoing, together with any other collateral pledged to Lender or in respect of which Lender may acquire any Lien pursuant to each other Loan Document, collectively, the “Collateral”).

(b)	Borrower, Lender and each other Corporate Credit Party executing this Agreement agree that this Agreement creates, and is intended to create, valid and continuing Liens upon the Collateral in favour of Lender. Borrower and each other Corporate Credit Party executing this Agreement represents, warrants and promises to Lender that: (i) Borrower and each other Corporate Credit Party granting a Lien in Collateral is the sole owner of each item of the Collateral upon which it purports to grant a Lien pursuant to the Loan Documents, and has good and marketable title thereto free and clear of any and all Liens or claims of others, other than Permitted Encumbrances; (ii) the security interests and Liens granted pursuant to this Agreement, upon completion of the filings and other actions listed on Disclosure Schedule (6.1) (which, in the case of all filings and other documents referred to in said Disclosure Schedule, have been delivered to Lender in duly executed form, where applicable) will constitute valid perfected security interests and Liens in all of the Collateral in favour of Lender as security for the prompt and complete payment and performance of the Obligations, enforceable in accordance with the terms hereof against any and all creditors of and purchasers from any Corporate Credit Party (other than purchasers of Inventory in the ordinary course of business) and such security interests and Liens are prior to all other Liens on the Collateral in existence on the date hereof except for Permitted Encumbrances which have priority by operation of law; and (iii) no effective security agreement, equivalent security or Lien covering all or any part of the Collateral is or will be on file or of record in any public office, except those relating to Permitted Encumbrances. Borrower and each other Corporate Credit Party executing this Agreement promise to defend the right, title and interest of Lender in and to the Collateral against the claims and demands of all Persons whomsoever, and each shall take such actions, including: (x) the prompt delivery of all original Instruments, Chattel Paper and certificated Shares owned by Borrower and each other Corporate Credit Party granting a Lien on Collateral to Lender; (y) notification of Lender’s interest in Collateral at Lender’s request; and (z) the institution of litigation against third parties as shall be prudent in order to protect and preserve each Corporate Credit Party’s and Lender’s respective and several interests in the Collateral. Upon Lender’s request, Borrower (and any other Corporate Credit Party granting a Lien on Collateral) shall mark its Books and Records pertaining to the Collateral to evidence the Loan Documents and the Liens granted under the Loan Documents. Upon Lender’s request, all Chattel Paper shall be marked with the following legend: “This writing and the obligations evidenced or secured hereby are subject to the security interest of Royal Bank of Canada”.

6.2	Lender’s Rights

(a)	Lender may: (i) at any time in Lender’s own name or in the name of Borrower, communicate with Account Debtors, parties to Contracts, and obligors in respect of Instruments, Chattel Paper or other Collateral to verify to Lender’s satisfaction, the existence, amount and terms of any such Accounts, Contracts, Instruments or Chattel Paper or other Collateral; and (ii) at any time and without prior notice to Borrower or any other Credit Party, notify Account Debtors, parties to Contracts, and obligors in respect of Chattel Paper, Instruments, or other Collateral that the Collateral has been assigned to or is subject to Liens in favour of Lender and that payments shall be made directly to Lender. Upon the request of Lender, Borrower shall so notify such Account Debtors, parties to Contracts, and obligors in respect of Instruments, Chattel Paper or other Collateral. Upon an Event of Default, Borrower hereby constitutes Lender or Lender’s designee as Borrower’s legal attorney, agent and mandatary with power to endorse Borrower’s name upon any notes, acceptance drafts, money orders or other evidences of payment or Collateral.

(b)	Borrower shall remain liable under each Contract, Instrument and License to observe and perform all the conditions and obligations to be observed and performed by it thereunder, and Lender shall have no obligation or liability whatsoever to any Person under any Contract, Instrument or License (between Borrower or any other Credit Party and any Person other than Lender) by reason of or arising out of the execution, delivery or performance of this Agreement or other Loan Documents and Lender shall not be required or obligated in any manner: (i) to perform or fulfill any of the obligations of Borrower or the other Credit Parties; (ii) to make any payment or inquiry; or (iii) to take any action of any kind to collect, compromise or enforce any performance or the payment of any amounts which may have been assigned to it and/or which is the object of any Liens in its favour or to which it may be entitled at any time or times under or pursuant to any Contract, Instrument or License.

(c)	Borrower and each other Credit Party shall, with respect to each owned, leased, or controlled property, during normal business hours and upon reasonable advance notice (unless a Default shall have occurred and be continuing, in which event no notice shall be required and Lender shall have access at any and all times): (i) provide access to such property to Lender and any of its officers, employees and agents, as frequently as Lender determines to be appropriate; (ii) permit Lender and any of its officers, employees and agents to inspect, audit and make extracts and copies (or take originals if reasonably necessary) from all of Borrower’s and such Corporate Credit Party’s Books and Records; and (iii) permit Lender to inspect, review, verify, evaluate and make physical verifications and appraisals of the Inventory and other Collateral in any manner and through any medium that Lender considers advisable (a “Field Examination”), and Borrower and such Credit Party agree to render to Lender, at Borrower’s and such Credit Party’s cost and expense, such clerical and other assistance as may be reasonably requested with regard thereto. Without limiting the generality of the foregoing, Lender shall be entitled to conduct three (3) Field Examinations and two (2) inventory appraisals per year (which, the second of such inventory appraisals shall be a “desk top” appraisal), provided that there shall be no limit on the number of Field Examinations or inventory appraisals if an Event of Default is continuing.

(d)	After the occurrence and during the continuance of a Default, Borrower, at its own expense, shall cause its auditors or any other appraiser selected by Lender to deliver to Lender the results of any physical verifications of all or any portion of the Inventory made or observed by such auditors or appraisers when and if such verification is conducted. Lender shall be permitted to observe and consult with Borrower’s accountants or appraisers in the performance of these tasks.

6.3	Grant of License to Use Intellectual Property Collateral

Borrower and each other Corporate Credit Party executing this Agreement hereby grants to Lender an irrevocable, non-exclusive license (exercisable upon the occurrence and during the continuance of an Event of Default without payment of royalty or other compensation to Borrower or such Corporate Credit Party) to use, transfer, license or sublicense any Intellectual Property now owned, licensed to, or hereafter acquired by Borrower or such Corporate Credit Party, and wherever the same may be located, and including in such license access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof, and represents, promises and agrees that any such license or sublicense is not and will not be in conflict with the contractual or commercial rights of any third Person; provided, that such license will terminate on the Termination Date.

SECTION 7 - EVENTS OF DEFAULT, RIGHTS AND REMEDIES

7.1	Events of Default

The occurrence of any one or more of the following events (regardless of the reason therefor) shall constitute an “Event of Default” hereunder which shall be deemed to be continuing unless and until waived in writing by Lender in accordance with Section 8.3:

(a)	Borrower shall fail to make any payment in respect of any Obligations when due and payable or declared due and payable; or

(b)	(i) any default occurs in the observance or performance of any of the covenants or agreements contained in any of Sections 3.16, 3.17, 3.18, 4.1, 4.2, 5.1 or 5.2 of this Agreement, or (ii) any default occurs in the observance or performance of any of the other covenants or agreements contained in any other Section of this Agreement or any other Loan Document to which any Credit Party and Lender are party (including in respect of Bank Products) and such default shall continue for thirty (30) days or more after the occurrence thereof; or

(c)	(A) any Material Contract terminates, expires or ceases to be legal, valid, binding and enforceable or (B) if a Corporate Credit Party breaches a Material Contract or (C) an event of default shall occur under any Contractual Obligation of Borrower or any other Corporate Credit Party (other than this Agreement and the other Loan Documents), and such event of default under this clause (C) either: (i) involves the failure to make any payment (whether or not such payment is blocked pursuant to the terms of an intercreditor agreement or otherwise), whether of principal, interest or otherwise, and whether due by scheduled maturity, required prepayment, acceleration, demand or otherwise, in respect of any Indebtedness (other than the Obligations) of such Person in an aggregate amount exceeding the Minimum Actionable Amount or which results in the acceleration of any debt exceeding the Minimum Actionable Amount; or (ii) causes (or permits any holder of such Indebtedness or a trustee to cause) such Indebtedness, or a portion thereof, in an aggregate amount exceeding the Minimum Actionable Amount to become due prior to its stated maturity or prior to its regularly scheduled date of payment; or

(d)	any representation or warranty in this Agreement or any other Loan Document, or in any written statement pursuant hereto or thereto, or in any report, financial statement or certificate made or delivered to Lender by Borrower or any other Credit Party shall be untrue or incorrect as of the date when made or deemed made, regardless of whether such breach involves a representation or warranty with respect to a Credit Party that has not signed this Agreement; or

(e)	there shall be commenced against Borrower or any other Credit Party any litigation seeking or effecting any seizure (whether in execution or otherwise), attachment, execution, distraint or similar process against all or any substantial part of its assets which remain unreleased or undismissed for thirty (30) consecutive days, unless within such thirty (30) days, any seizure or taking possession of any property of such Credit Party shall have occurred; or any creditor (other than Lender) takes possession of all or any substantial part of the assets of Borrower or any other Credit Party; or any creditor (other than Lender) enforces or gives notice of its intention to enforce or gives prior notice with respect to the exercise of any of its hypothecary or other rights under any Liens granted to it by or over any assets of Borrower or any other Credit Party; or any custodian, receiver, interim receiver, liquidator, assignee, trustee, monitor, sequestrator or similar official is appointed in respect of Borrower or any other Credit Party or takes possession of all or any substantial part of the assets of Borrower or any other Credit Party or Borrower or any other Credit Party commits an “act of bankruptcy” (as defined under the relevant provisions of the BIA), becomes insolvent or shall have concealed, removed or permitted to be concealed or removed, any part of its property with intent to hinder, delay or defraud any of its creditors or make or suffer a transfer of any of its property or the incurring of an obligation which may be fraudulent, reviewable or the object of any proceedings under any applicable bankruptcy or insolvency legislation, creditor protection legislation or other similar laws; or

(f)	a petition, proposal, notice of intention to file a proposal, case or proceeding shall have been commenced involuntarily against Borrower or any other Credit Party in a court having competent jurisdiction seeking a declaration, judgment, decree, order or other relief: (i) under the BIA, CCAA or any other applicable federal, provincial, state or foreign bankruptcy or other law providing for suspension of operations or reorganization of debts or relief of debtors, and seeking either (x) the appointment of a custodian, receiver, interim receiver, liquidator, assignee, trustee, monitor or sequestrator (or similar official) for such Person or of any substantial part of its properties, or (y) the reorganization or winding up or liquidation of the affairs of any such Person, and such proposal, case or proceeding shall remain undismissed or unstayed for sixty (60) consecutive days or such court shall enter a declaration, judgment, decree or order granting the relief sought in such case or proceeding; or (ii) invalidating or denying any Person’s right, power, or competence to enter into or perform any of its obligations under any Loan Document or invalidating or denying the validity or enforceability of this Agreement or any other Loan Document or any action taken hereunder or thereunder; or

(g)	Borrower or any other Credit Party shall: (i) commence any petition, proposal, notice of intention to file a proposal, case, proceeding or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, suspension of operations, conservatorship or relief of debtors, seeking to have an order for relief entered with respect to it or seeking appointment of a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for it or any substantial part of its properties; (ii) make a general assignment for the benefit of creditors; (iii) consent to or take any action in furtherance of, or, indicating its consent to, approval of, or acquiescence in, any of the acts set forth in paragraphs (e) or (f) of this Section 7.1 or clauses (i) or (ii) of this paragraph (g); or (iv) shall admit in writing its inability to, or shall be generally unable to, pay its debts as such debts become due; or

(h)	a final judgment or judgments for the payment of money in excess of the Minimum Actionable Amount in the aggregate shall be rendered against Borrower or any other Credit Party, unless the same shall be: (i) fully covered by insurance and the issuer(s) of the applicable insurance policies shall have acknowledged full coverage in writing within fifteen (15) days of judgment; or (ii) vacated, stayed, bonded, paid or discharged within a period of fifteen (15) days from the date of such judgment, unless within such fifteen (15) days, any seizure or taking possession of any property of such Corporate Credit Party shall have occurred; or

(i)	any other event shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect; or

(j)	any provision of any Loan Document shall for any reason cease to be valid, binding and enforceable in accordance with its terms, or any Lien granted, or intended by the Loan Documents to be granted, to Lender shall cease to be a valid and perfected Lien having the first priority (or a lesser priority if expressly permitted in the Loan Documents) in any of the Collateral (or any Credit Party shall so assert any of the foregoing); or

(k)	a Change of Control shall have occurred; or

(1)	a Pension Event shall have occurred that, in the opinion of Lender, could give rise to a Material Adverse Effect or could result in any Lien or any liability on the part of Lender in either case in an aggregate amount exceeding the Minimum Actionable Amount.

7.2	Remedies

(a)	If any Default shall have occurred and be continuing, then Lender may terminate or suspend its obligation to make further Revolving Credit Advances and to incur additional Letter of Credit or other Obligations. In addition, if any Event of Default shall have occurred and be continuing, Lender may, without notice, take any one or more of the following actions: (i) declare all or any portion of the Obligations to be forthwith due and payable, including contingent liabilities with respect to Letter of Credit Obligations, whereupon such Obligations shall become and be due and payable; (ii) require that all Letter of Credit Obligations be fully cash collateralized pursuant to Schedule C; or (iii) exercise any rights and remedies provided to Lender under the Loan Documents or at law or equity, including all remedies provided under the PPSA; provided, that upon the occurrence of any Event of Default specified in Sections 7.1(e), 7.1(f) or 7.1(g), the Obligations shall become immediately due and payable (and any obligation of Lender to make further Loans, if not previously terminated, shall immediately be terminated) without declaration, notice or demand by Lender.

(b)	Without limiting the generality of the foregoing, Borrower and each other Credit Party executing this Agreement expressly agrees that upon the occurrence of any Event of Default, Lender may collect, receive, assemble, process, appropriate and realize upon the Collateral, or any part thereof, and may forthwith sell, lease, assign, give an option or options to purchase or otherwise dispose of and deliver said Collateral (or contract to do so), or any part thereof, in one or more parcels at public or private sale or sales, at any exchange or at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. Lender shall have the right upon any such public sale, to the extent permitted by law, to purchase for the benefit of Lender the whole or any part of said Collateral so sold, free of any right of equity of redemption, which right Borrower and each other Credit Party executing this Agreement hereby releases. Such sales may be adjourned, or continued from time to time with or without notice. Lender shall have the right to conduct such sales on any Corporate Credit Party’s premises or elsewhere and shall have the right to use any Corporate Credit Party’s premises without rent or other charge for such sales or other action with respect to the Collateral for such time as Lender deems necessary or advisable.

(c)	Upon the occurrence and during the continuance of an Event of Default and at Lender’s request, Borrower and each other Credit Party executing this Agreement further agrees, to assemble the Collateral and make it available to Lender at places which Lender shall reasonably select, whether at its premises or elsewhere. Until Lender is able to effect a sale, lease, or other disposition of the Collateral, Lender shall have the right to complete, assemble, use or operate the Collateral or any part thereof, to the extent that Lender deems appropriate, for the purpose of preserving such Collateral or its value or for any other purpose. Lender shall have no obligation to any Credit Party to maintain or preserve the rights of any Credit Party as against third parties with respect to any Collateral while such Collateral is in the possession of Lender. Lender may, if it so elects, seek the appointment of a receiver or receiver manager to take possession of any Collateral and to enforce any of Lender’s remedies with respect thereto without prior notice or hearing. To the maximum extent permitted by applicable law, Borrower and each other Credit Party executing this Agreement waives all claims, damages, and demands against Lender, its Affiliates, agents, and the officers and employees of any of them arising out of the repossession, retention or sale of any Collateral except such as are determined in a final judgment by a court of competent jurisdiction to have arisen solely out of the gross negligence or wilful misconduct of such Person. Borrower and each other Credit Party executing this Agreement agrees that ten (10) days prior notice by Lender to such Credit Party of the time and place of any public sale or of the time after which a private sale may take place is reasonable notification of such matters. Borrower and each other Credit Party shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay all amounts to which Lender is entitled.

(d)	Lender’s rights and remedies under this Agreement shall be cumulative and nonexclusive of any other rights and remedies which Lender may have under any Loan Document or at law or in equity. Recourse to the Collateral shall not be required. All provisions of this Agreement are intended to be subject to all applicable mandatory provisions of law that may be controlling and to be limited, to the extent necessary, so that they do not render this Agreement invalid or unenforceable, in whole or in part.

7.3	Waivers by Credit Parties

Except as otherwise provided for in this Agreement and to the fullest extent permitted by applicable law, each of Borrower and each other Credit Party executing this Agreement waives: (a) presentment, demand and protest, and notice of presentment, dishonour, intent to accelerate, acceleration, protest, default, non-payment, maturity, release, compromise, settlement, extension or renewal of any or all Loan Documents, commercial paper, Accounts, Contracts, Documents, Instruments, Chattel Paper and guarantees at any time held by Lender on which such Credit Party may in any way be liable, and hereby ratifies and confirms whatever Lender may do in this regard; (b) all rights to notice and a hearing prior to Lender’s taking possession or control of, or to Lender’s replevy, attachment or levy upon, any Collateral or any bond or security which might be required by any court prior to allowing Lender to exercise any of its remedies; and (c) the benefit of all valuation, appraisal and exemption laws. Each of Borrower and each other Credit Party executing this Agreement acknowledges that it has been advised by counsel of its choices and decisions with respect to this Agreement, the other Loan Documents and the transactions evidenced hereby and thereby and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of this Agreement.

7.4	Proceeds

The Proceeds of any sale, disposition or other realization upon any Collateral shall be applied by Lender upon receipt to the Obligations in such order as Lender may deem advisable in its sole discretion (including the cash collateralization of any Letter of Credit Obligations) and after the indefeasible payment and satisfaction in full in cash of all of the Obligations, and after the payment by Lender of any other amount required by any provision of law, the surplus, if any, shall be paid to Borrower or its representatives or to whomsoever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct.

SECTION 8 - MISCELLANEOUS

8.1	Complete Agreement; Modification of Agreement

This Agreement and the other Loan Documents constitute the complete agreement between the parties with respect to the subject matter hereof and thereof, supersede all prior agreements, commitments, understandings or inducements (oral or written, expressed or implied). No Loan Document may be modified, altered or amended except by a written agreement signed by Lender and each other Credit Party that is a party to such Loan Document. Borrower and each other Credit Party executing this Agreement or any other Loan Document shall have all duties and obligations under this Agreement and such other Loan Documents from the date of its execution and delivery, regardless of whether the initial Loan has been funded at that time.

8.2	Expenses

Borrower agrees to pay or reimburse Lender for all costs and expenses (including the fees and expenses of all counsel, advisors, consultants (including environmental and management consultants), field examiners, appraisers and auditors retained in connection therewith), incurred in connection with: (a) the preparation, negotiation, execution, delivery, performance and enforcement of the Loan Documents and the preservation of any rights thereunder; (b) collection, including deficiency collections; (c) the forwarding to Borrower or any other Person on behalf of Borrower by Lender of the proceeds of any Loan; (d) any amendment, waiver or other modification with respect to any Loan Document or advice in connection with the administration of the Loans or the rights thereunder; (e) any litigation, dispute, suit, proceeding or action (whether instituted by or between any combination of Lender, Borrower or any other Person), and an appeal or review thereof, in any way relating to the Collateral, any Loan Document, or any action taken or any other agreements to be executed or delivered in connection therewith, whether as a party, witness or otherwise; and (f) any effort to; (i) monitor the Loans (ii) evaluate, observe or assess Borrower or any other Credit Party or the affairs of such Person; and (iii) verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of the Collateral. Without limiting the foregoing, Borrower will reimburse Lender for the costs (including reasonable out of pocket expenses plus applicable taxes) related to Field Examinations and inventory appraisals.

8.3	No Waiver

Neither Lender’s failure, at any time, to require strict performance by Borrower or any other Credit Party of any provision of any Loan Document, nor Lender’s failure to exercise, nor any delay in exercising, any right, power or privilege hereunder, shall operate as a waiver thereof or waive, affect or diminish any right of Lender thereafter to demand strict compliance and performance therewith. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or future exercise thereof or the exercise of any other right, power or privilege. Any suspension or waiver of a Default or other provision under the Loan Documents shall not suspend, waive or affect any other Default or other provision under any Loan Document, and shall not be construed as a bar to any right or remedy which Lender would otherwise have had on any future occasion. None of the undertakings, indemnities, agreements, warranties, covenants and representations of Borrower or any other Credit Party to Lender contained in any Loan Document and no Default by Borrower or any other Credit Party under any Loan Document shall be deemed to have been suspended or waived by Lender, unless such waiver or suspension is by an instrument in writing signed by an officer or other authorized employee of Lender and directed to Borrower specifying such suspension or waiver (and then such waiver shall be effective only to the extent therein expressly set forth), and Lender shall not, by any act (other than execution of a formal written waiver), delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder.

8.4	Severability; Section Titles

Wherever possible, each provision of the Loan Documents shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of any Loan Document shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of such Loan Document. Except as otherwise expressly provided for in the Loan Documents, no termination or cancellation (regardless of cause or procedure) of any financing arrangement under the Loan Documents shall in any way affect or impair the Obligations, duties, covenants, representations and warranties, indemnities, and liabilities of Borrower or any other Credit Party or the rights of Lender relating to any unpaid Obligation (due or not due, liquidated, contingent or unliquidated), or any transaction or event occurring prior to such termination, or any transaction or event, the performance of which is not required until after the Commitment Termination Date, all of which shall not terminate or expire, but rather shall survive such termination or cancellation and shall continue in full force and effect until the Termination Date; provided, that all indemnity obligations of the Credit Parties under the Loan Documents shall survive the Termination Date. The Section titles contained in any Loan Document are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

8.5	Authorized Signature

Until Lender shall be notified in writing by Borrower or any other Credit Party to the contrary, the signature upon any document or instrument delivered pursuant hereto and believed by Lender or any of Lender’s officers, agents, or employees to be that of a Credit Party or of an officer of Borrower or such other Corporate Credit Party shall bind Borrower or such other Credit Party and be deemed to be the act of Borrower or such other Credit Party affixed pursuant to and in accordance with resolutions duly adopted by Borrower’s or such other Corporate Credit Party’s board of directors, and Lender shall be entitled to assume the authority of each signature and authority of the person whose signature it is or appears to be unless the person acting in reliance thereon shall have actual knowledge to the contrary.

8.6	Notices

Except as otherwise provided herein, whenever any notice, demand, request or other communication shall or may be given to or served upon any party by any other party, or whenever any party desires to give or serve upon any other party any communication with respect to this Agreement, each such communication shall be in writing and shall be deemed to have been validly served, given or delivered: (a) upon the earlier of actual receipt (or refusal thereof) and three (3) Business Days after deposit in the mail, registered or certified mail, return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by telecopy, e-mail or other similar facsimile or electronic transmission (with such telecopy, e-mail or facsimile promptly confirmed by delivery of a copy by personal delivery or mail as otherwise provided in this Section 8.6); (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when hand-delivered, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated in Schedule B or to such other address (or facsimile number) as may be substituted by notice given as herein provided. Failure or delay in delivering copies of any such communication to any Person (other than Borrower or Lender) designated in Schedule B to receive copies shall in no way adversely affect the effectiveness of such communication.

8.7	Counterparts

This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered (including by facsimile transmission or as a pdf attachment to an e-mail) shall constitute an original, but all such counterparts when taken together shall constitute one and the same instrument.

8.8	Assignments

This Agreement shall be binding upon and inure to the benefit of Lender, the Credit Parties and their respective heirs, executors, administrators, other legal representatives, successors and assigns. Neither this Agreement nor any interest in this Agreement may be assigned by Borrower or any other Credit Party without the prior written consent of Lender. Lender may assign or transfer or grant participations in its rights or obligations under this Agreement in whole or in part at any time without notice to or consent of the Credit Parties. Lender may disclose to potential or actual transferees or assignees or participants, any information regarding the Credit Parties as Lender considers necessary and the Credit Parties consent to such disclosure.

8.9	Time of the Essence

Time is of the essence for performance of the Obligations under the Loan Documents.

8.10	Governing Law

Except for Loan Documents expressed to be governed by the laws of another jurisdiction, the Loan Documents and the obligations arising under the Loan Documents shall be governed by, and construed and enforced in accordance with, the laws of the Province of British Columbia applicable to contracts made and performed in such province, without regard to the principles thereof regarding conflicts of laws, and any applicable laws.

8.11	Submission to Jurisdiction; Waiver of Jury Trial

(a)	Borrower and each other Credit Party executing this Agreement hereby consent and agree that the courts located in British Columbia shall have exclusive jurisdiction to hear and determine any claims or disputes between Borrower and such Credit Party and Lender pertaining to this Agreement or any of the other Loan Documents or to any matter arising out of or related to this Agreement or any of the other Loan Documents; that nothing in this Agreement shall be deemed or operate to preclude Lender from bringing suit or taking other legal action in any other jurisdiction to collect the Obligations, to realize on the Collateral or any other security for the Obligations, or to enforce a judgment or other court order in favour of Lender. Borrower and each other Credit Party executing this Agreement expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and Borrower and such Credit Party hereby waive any objection which they may have based upon lack of personal jurisdiction, improper venue or forum non conveniens. Borrower and each other Credit Party executing this Agreement hereby waive personal service of the summons, complaint and other process issued in any such action or suit and agree that service of such summons, complaint and other process may be made by registered or certified mail addressed to Borrower or such Credit Party at the address set forth in Schedule B of this Agreement and that service so made shall be deemed completed upon the earlier of Borrower’s or such Credit Party’s actual receipt thereof (or refusal) or three (3) Business Days after deposit in the mail, proper postage prepaid.

(b)	THE PARTIES HERETO WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE BETWEEN LENDER, BORROWER AND ANY CREDIT PARTY ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH THE LOAN DOCUMENTS OR THE TRANSACTIONS RELATED THERETO.

8.12	Press Releases

Neither any Credit Party nor any of its Affiliates will in the future issue any press release or other public disclosure using the name of Royal Bank of Canada or its affiliates or referring to this Agreement or the other Loan Documents without at least two (2) Business Days’ prior notice to Lender and without the prior written consent of Lender unless (and only to the extent that) such Credit Party or Affiliate is required to do so under law and then, in any event, such Credit Party or Affiliate will consult with Lender before issuing such press release or other public disclosure. Each Credit Party consents to the publication (in the ordinary course) by Lender of customary advertising material relating to the financing transactions contemplated by this Agreement using such Credit Party’s name, product photographs, logos or trademarks. Such consent shall remain effective until revoked by such Credit Party in writing to Lender.

8.13	Reinstatement

This Agreement shall continue to be effective, or be reinstated, as the case may be, if at any time payment of all or any part of the Obligations is rescinded or must otherwise be returned or restored by Lender upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Borrower or any other Credit Party, or otherwise, all as though such payments had not been made.

8.14	Illegality

(a)	In the event that Lender determines that, in consequence of any change in any Requirement of Law or any policy applicable to it that it is illegal, unlawful or prohibited for it to make or continue to make any Loans, Letter of Credit Obligations, Bank Products or any other Obligations hereunder, it shall have the right to immediately terminate such Loans, Letter of Credit Obligations, Bank Products or other Obligations as it shall determine necessary or appropriate and to terminate any commitment to make or continue to make such Loans, Letters of Credit Obligations, Bank Products or other Obligations and/or to terminate its commitments hereunder and any of the Loan Documents as it shall determine necessary or appropriate.

(b)	If Lender determines that it is unlawful to maintain any Revolving Credit Advances based upon the LIBOR Rate or the BA Equivalent Rate, as applicable, Borrower shall, upon its receipt of notice of such fact and demand from Lender, prepay in full such Revolving Credit Advances then outstanding, together with interest accrued thereon, either on the last day of the Interest Period thereof, if Lender may lawfully continue to maintain such Revolving Credit Advances to such day, or immediately, if Lender may not lawfully continue to maintain such Revolving Credit Advances. No payment shall be due under Section 1.14 upon prepayment of Revolving Credit Advances based upon the LIBOR Rate or the BA Equivalent Rate pursuant to or as a result of the circumstances described in the preceding sentence. If Borrower is required to so prepay any Revolving Credit Advances based upon the LIBOR Rate or the BA Equivalent Rate, as applicable, then concurrently with such prepayment, Borrower shall borrow from Lender, in the amount of such repayment, Revolving Credit Advances based upon RBUSBR or RBP, as applicable.

8.15	Set Off and Survival

Without limitation to any other rights or remedies of Lender, Lender shall have the right at all times without notice to the Credit Parties (which notice is hereby waived to the maximum extent permitted by law) to set off or apply against any Obligations now and hereafter owing (whether matured or contingent) any deposits at any time held by, or other indebtedness at any time owing by, Lender or any of its Affiliates to or for the credit or account of any Credit Party. All indemnities hereunder or under the other Loan Documents shall survive any termination of the Loan Documents unless expressly released in writing.

8.16	Increased Costs

If, by reason of: (a) any change in any Requirement of Law (including any change by way of imposition or increase of statutory reserves or other reserve requirements) or interpretation thereof; or (b) the compliance with any guideline or request from any government authority or other Person exercising control over banks or financial institutions generally (whether or not having the force of law):

(i)	Lender shall be subject to any Tax with respect to any Loan (including a Letter of Credit) or a change shall result in the basis of taxation of any payment to Lender with respect to its obligation to make or continue any Loan or issue Letters of Credit or participate in Letter of Credit Obligations; or

(ii)	any reserve (including any imposed by the board of governors or any other applicable Governmental Authority), special deposits or similar requirement against assets of, deposits with or for the account of, or credit extended by, Lender shall be imposed or deemed applicable, or any other condition affecting Lender’s obligation to make any Loans or issue Letters of Credit, shall be imposed on Lender, and as a result there shall be an increase in the cost to Lender of agreeing to make or making, funding or maintaining Loans, Letters of Credit or Letter of Credit Obligations (except to the extent already included in determination of the rate of interest), or there shall be a reduction in the amount receivable by Lender, then Lender shall promptly notify Borrower of such event, and Borrower shall, within five (5) Business Days following demand therefor, pay Lender the amount of such increased costs or reduced amounts.

If Lender determines that, because of circumstances described above or any other circumstances arising hereafter affecting such Lender the Applicable Margin will not adequately and fairly reflect the cost to Lender of funding Loans or incurring Letter of Credit Obligations or the cost to Lender of issuing Letters of Credit, then (A) Lender shall promptly notify Borrower of such event; and (B) Lender’s obligation to fund Loans and issue Letters of Credit, shall be immediately suspended, until each condition giving rise to such suspension no longer exists.

Notwithstanding anything herein to the contrary, Borrower shall only be required to compensate Lender in respect of any such increased costs or reduction in the amount received or receivable by Lender to the extent Borrower has received a written request for such compensation within ninety (90) days after Lender has received actual notice of the occurrence of the relevant circumstance giving rise to such increased costs or reduction in the amount received or receivable by Lender.

8.17	Conflict

If any provision of this Agreement conflicts with and is incapable of being construed together with any other Loan Document, then the provisions of this Agreement shall prevail to the extent necessary to remove such conflict. If there is a representation, warranty, covenant, agreement or event of default contained in any Loan Document which is not contained herein, or vice versa, such additional provision shall not constitute a conflict.

SECTION 9 - SPECIAL PROVISIONS

9.1	Interest Act (Canada)

For the purposes of this Agreement, whenever interest or a fee to be paid hereunder is to be calculated on the basis of a year of three hundred and sixty (360) days, as in the case of all Revolving Credit Advances in U.S.$ made based upon the LIBOR Rate, or any other period of time that is less than a calendar year, the yearly rate of interest or the yearly fee to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either three hundred and sixty (360) or such other period of time, as the case may be.

9.2	Excess Resulting from Exchange Rate Change

If at any time following one or more fluctuations in the exchange rate of the Canadian Dollar against the U.S. Dollar (a) the Obligations exceed any limitations hereunder or (b) any part of the Obligations exceeds any limit set forth herein for such Obligations, Borrower shall within three (3) Business Days or, if an Event of Default has occurred and is continuing, immediately: (i) make the necessary payments or repayments to reduce such Obligations to an amount necessary to eliminate such excess; or (ii) maintain or cause to be maintained with Lender deposits in an amount equal to or greater than the amount of such excess, such deposits to be maintained in such form and upon such terms as are acceptable to Lender in its reasonable discretion. Without in any way limiting the foregoing provisions, Lender shall, weekly or more frequently in Lender’s sole discretion, make the necessary exchange rate calculations (based upon the rate of exchange established by Lender as at noon on the date of determination) to determine whether any such excess exists on such date.

9.3	Judgment Currency

If for the purpose of obtaining judgment in any court it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be that at which, in accordance with normal banking procedures, Lender could purchase in the Toronto foreign exchange market, the Original Currency with the Second Currency on the date two (2) Business Days preceding that on which judgment is given. Borrower agrees that its obligation in respect of any Original Currency due from it hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the Business Day following the date Lender receives payment of any sum so adjudged to be due hereunder in the Second Currency, Lender may, in accordance with normal banking procedures, purchase, in Toronto foreign exchange market, the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, Borrower agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify Lender against such loss. The term “rate of exchange” in this Section means the spot rate at which Lender, in accordance with normal practices, is able on the relevant date to purchase the Original Currency with the Second Currency, and includes any premium and costs of exchange payable in connection with such purchase.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

It is the express wish of the parties that this Agreement and any related documents be drawn up and executed in English. II est la volonte expresse des parties que cette convention et tous les documents s’y rattachant soient rediges et signes en anglais.

BORROWER:

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

Per:	“Aaron Triplett”
Name:
Title:

GUARANTORS:

GRANDE WEST TRANSPORTATION GROUP INC.

Per:	“Aaron Triplett”
Name:
Title:

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.

Per:	“Aaron Triplett”
Name:
Title:

LENDER:

ROYAL BANK OF CANADA

Per:
Name:
Title: Attorney in Fact

Per:
Name:
Title: Attorney in Fact

Signature page to Loan Agreement - Grande West Transportation International Ltd.

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

It is the express wish of the parties that this Agreement and any related documents be drawn up and executed in English. II est la volonte expresse des parties que cette convention ettous les documents s’y rattachant soientrediges et signes en anglais.

BORROWER:

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

Per:
Name:
Title:

GUARANTORS:

GRANDE WEST TRANSPORTATION GROUP INC.

Per:
Name
Title:

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.

Per:
Name:
Title:

LENDER:

ROYAL BANK OF CANADA

pen.	“T. VANDERLAON”
Name:T.VANDERLAON
Title: Attorney in Fact

per:	“M.FERNANDES”
Name:M.FERNANDES
Title: Attorney in Fact

Signature page to Loan Agreement - Grande West Transportation International Ltd.

SCHEDULE A

DEFINITIONS

Capitalized terms used in this Agreement and the other Loan Documents shall have (unless otherwise provided elsewhere in this Agreement or in the other Loan Documents) the following respective meanings:

“Account Debtor” shall mean any Person who is or may become obligated with respect to, or on account of, an Account.

“Accounts” shall mean all “accounts,” as such term is defined in the PPSA and includes any right of any Person to payment for goods sold or leased or for services rendered, whether or not it has been earned by performance, now owned or hereafter acquired by any Person, including: (i) all accounts receivable, other receivables, book debts and other forms of obligations whether arising out of goods sold or leased or services rendered or from any other transaction whatsoever (including any contract rights); (ii) all of such Person’s rights in, to and under all purchase orders or receipts for goods or services; (iii) all of such Person’s rights to any goods represented by any of the foregoing (including unpaid sellers’ rights of rescission, replevin, reclamation, stoppage in transit, repossession rights under any statute or law including those under Section 81.1 of the BIA, and rights to returned, claimed or repossessed goods); (iv) all monies due or to become due to such Person under all purchase orders and contracts for the sale or lease of goods or the performance of services or both by such Person or in connection with any other transaction (whether or not yet earned by performance on the part of such Person), including the right to receive the proceeds of said purchase orders and contracts; and (v) all collateral security and guarantees of any kind given by any other Person with respect to any of the foregoing.

“Affiliate” shall mean, with respect to a Person: (i) each other Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, fifteen percent (15%) or more of the Shares having ordinary voting power for the election of directors of such Person; (ii) each other Person that controls, is controlled by or is under common control with such Person or any Affiliate of such Person; or (iii) each of such Person’s officers, directors (or person having a similar function), joint venturers and partners. For the purpose of this definition, “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall mean this Agreement including all appendices, exhibits or schedules attached or otherwise identified thereto, restatements and modifications and supplements thereto, and any appendices, exhibits or schedules to any of the foregoing, each as in effect at the time such reference becomes operative; provided, that except as specifically set forth in this Agreement, any reference to the Disclosure Schedules to this Agreement shall be deemed a reference to the Disclosure Schedules as in effect on the Closing Date or in a written amendment thereto executed by Borrower and Lender.

“Applicable Margin” shall mean, for the purposes of determining the applicable interest rate for the Revolving Credit Loans, 1.5% per annum in the case of RBP and RBUSBR based loans, and 3.0% per annum in the case of BA Equivalent Rate and LIBOR Rate based loans.

“Appraisal Fees” shall have the meaning assigned to it in Schedule E.

“Authorized Officer” shall mean the president, chief financial officer, chief executive officer or such other officer or signatory of Borrower (as may be appointed by corporate resolution, in writing) as is acceptable to Lender.

“BA Equivalent Rate” shall mean, for the applicable Interest Period, a rate per annum equal to the annual rate of interest quoted on the Business Day which is the first day of such Interest Period by Lender as being its rate of interest for bankers’ acceptances in Canadian dollars for a face amount similar to the amount of the applicable BA Equivalent Rate based loan and for a term similar to the applicable Interest Period.

“Bank Products” shall mean any ancillary services, facilities or obligations which Lender may in its sole discretion undertake in connection with any of the Credit Parties and includes any Visa Facility and/or Foreign Exchange Facility described in Schedule H hereto.

“BC Transit Consideration Replacement Agreement” shall mean that certain agreement dated September 29, 2017 among BC Transit and Grande West Transportation International Ltd.

“BIA” shall mean the Bankruptcy and Insolvency Act (Canada), and any successor act or statute, as in effect from time to time or at any time.

“Blocked Accounts” shall have the meaning assigned to it in Schedule D.

“Blocked Accounts Agreement” shall have the meaning assigned to it in Schedule D.

“Books and Records” shall mean all books, records, board minutes, contracts, licenses, insurance policies, environmental audits, business plans, files, computer files, computer discs and other data and software storage and media devices, accounting books and records, financial statements (actual and pro forma), filings with Governmental Authorities and any and all records and instruments relating to the Collateral or Borrower’s or any other Credit Party’s business.

“Borrower” shall mean the Person identified as such in the preamble of this Agreement and includes its successors.

“Borrowing Availability” shall mean, at any time, the lesser of: (i) the Maximum Amount, and (ii) the aggregate amount of (A) the Operating Loan Borrowing Availability, and (B) the EDC Loan Borrowing Availability.

“Borrowing Base Certificates” shall mean a certificates in the form of Exhibit C-l and Exhibit C-2, as applicable.

“Business Day” shall mean: (i) any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in Toronto, Ontario; and (ii) with respect to all notices, determinations, fundings and payments in connection with the LIBOR Rate, any date that is a Business Day pursuant to clause (i) above and that is also a day on which trading in U.S. Dollars is carried on by and between banks in the London interbank market.

“Canadian Dollars”, “CAD$” or “$” shall mean the lawful currency of Canada.

“Capital Expenditures” shall mean all payments or accruals (including Capital Lease Obligations) for any fixed assets or improvements or for replacements, substitutions or additions thereto, that have a useful life of more than one year and that are required to be capitalized under IFRS.

“Capital Lease” shall mean, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with IFRS, either would be required to be classified and accounted for as a capital lease on a balance sheet of such Person or otherwise would be disclosed as such in a note to such balance sheet, other than, in the case of Borrower or any Credit Party, any such lease under which Borrower is the lessor.

“Capital Lease Obligation” shall mean, with respect to any Capital Lease, the amount of the obligation of the lessee thereunder that, in accordance with IFRS, would appear on a balance sheet of such lessee in respect of such Capital Lease or otherwise be disclosed in a note to such balance sheet.

“Cash Collateral Account” shall have the meaning assigned to it in Schedule C.

“CCAA” shall mean the Companies’ Creditors Arrangement Act (Canada) and any successor legislation thereto, as in effect from time to time or at any time.

“Change of Control” shall mean, with respect to any Person on or after the Closing Date, any change to the legal or organizational structure of any Corporate Credit Party or any change in the composition of its Shareholders as of the Closing Date shall occur which would result in any shareholder or group acquiring 50% or more of any class of Shares of such Person, or that any Person (or group of Persons acting in concert) shall otherwise acquire, directly or indirectly (including through Affiliates), the power to elect a majority of the board of directors of such Person or otherwise direct the management or affairs of such Person by obtaining proxies, entering into voting agreements or trusts, acquiring securities or otherwise.

“Charges” shall mean all federal, provincial, state, county, city, municipal, local, foreign or other governmental or quasi-governmental taxes, levies, customs or other duties, assessments, charges, liens, and all additional charges, interest, penalties, expenses, claims or encumbrances upon or relating to: (i) the Collateral; (ii) the Obligations; (iii) the employees, payroll, income or gross receipts of any Credit Party; (iv) the ownership or use of any assets by any Credit Party; or (v) any other aspect of any Credit Party’s business as well as any and all amounts at any time due and payable by any Credit Party to and/or in respect of any Plan (whether as a result of under-funding or otherwise).

“Chattel Paper” shall mean a writing or writings which evidence both a monetary obligation and a security interest in or lease of specific goods, but a charter or other contract involving the use or hire of a vessel is not Chattel Paper. When a transaction is evidenced by both such a security agreement or a lease and by an instrument or a series of instruments, the group of writings then together constitutes Chattel Paper.

“Closing Date” shall mean the Business Day on which the conditions precedent set forth in Section 2 - have been satisfied or waived in writing by Lender and the initial Loan has been made.

“Closing Fee” shall have the meaning assigned to it in Schedule E.

“Collateral” shall have the meaning assigned to it in Section 6.1.

“Collateral Monitoring Fee” shall have the meaning assigned to it in Schedule E.

“Commitment Termination Date” shall mean the earliest of: (i) the Stated Expiry Date; and (ii) the date Lender’s obligation to advance funds, issue Letters of Credit or otherwise extend or continue any credit hereunder is otherwise terminated pursuant to the terms hereof.

“Compliance Certificate” shall mean a certificate in the form of Exhibit D.

“Concentration Limit Overage” shall mean any Accounts owed by BC Transit which exceed 75% of the aggregate of all Accounts.

“Continuation/Conversion Date” shall mean the date on which a Revolving Credit Advance is converted from or into or continued as a Revolving Credit Advance based upon the LIBOR Rate or the BA Equivalent Rate.

“Contracts” shall mean all the contracts, undertakings, or agreements (other than rights evidenced by Chattel Paper, Documents or Instruments) in or under which any Person may now or hereafter have any right, title or interest, including any agreement relating to the terms of payment or the terms of performance of any Account.

“Contractual Obligation” shall mean as to any Person, any provision of any security issued by such Person or of any agreement, instrument, or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Copyright License” shall mean rights under any written agreement now owned or hereafter acquired by any Person granting the right to use any Copyright or Copyright registration.

“Copyrights” shall mean all of the following now owned or hereafter acquired by any Person: (i) all copyrights in any original work of authorship fixed in any tangible medium of expression, now known or later developed, all registrations and applications for registration of any such copyrights in the United States, Canada or any other country, including registrations, recordings and applications, and supplemental registrations, recordings, and applications in the United States Copyright Office or in the applicable office in Canada; and (ii) all Proceeds of the foregoing, including license royalties and proceeds of infringement suits, the right to sue for past, present and future infringements, all rights corresponding thereto throughout the world and all renewals and extensions thereof.

“Corporate Credit Party” shall mean any Credit Party that is a corporation, partnership (including a limited partnership) or limited or unlimited liability company.

“Credit Party” shall mean Borrower and each Guarantor.

“Default” shall mean the occurrence of any Event of Default or event which, with the passage of time or notice or both, would, unless cured or waived, become an Event of Default.

“Default Rate” shall have the meaning assigned to it in Section 1.5(c).

“Disbursement Accounts” shall have the meaning assigned to it in Schedule D.

“Documents” shall mean all documents of title (as defined in PPSA), now owned or hereafter acquired by any Person, wherever located, including all bills of lading, dock warrants, dock receipts, warehouse receipts, and other documents of title, whether negotiable or non-negotiable.

“EAA” shall mean the Environmental Assessment Act (British Columbia) and the similar laws of Canada and any other province where any Collateral may be located, and any successor law or statute, as in effect from time to time or at any time.

“EBITDAR” shall mean, for any period, the Net Income (Loss) for such period plus interest expense, unrealized foreign exchange losses, income tax expense, amortization expense, depreciation expense, expenses in respect of Operating Leases and rental expenses in respect of office, retail or other space and minus unrealized foreign exchange gains, for such period, determined in accordance with IFRS and to the extent included in the determination of such Net Income (Loss).

“EDC” shall mean Export Development Canada.

“EDC Guarantee” shall mean the guarantee dated as of the date hereof, as amended, modified, supplemented, replaced or renewed from time to time, issued by EDC to Lender, in the maximum principal amount of $3,000,000, guaranteeing the payment and performance of Borrower’s obligations to the Lender in connection with the EDC Loan pursuant to this Agreement.

“EDC Loan” shall mean the aggregate amount of Revolving Credit Loans outstanding in respect of the EDC Loan Borrowing Base.

“EDC Loan Borrowing Availability” shall mean, at any time, the lesser of (i) the EDC Loan Sublimit and (ii) the EDC Loan Borrowing Base, less reserves (without duplication of reserves against the EDC Loan Borrowing Base) established by Lender from time to time in its good faith discretion.

“EDC Loan Sublimit” shall mean the $3,000,000 sublimit of the Maximum Amount in respect of the EDC Loan.

“Eligible Accounts” shall mean as at the date of determination, all Accounts of Borrower except any Account:

(a)	that docs not arise from the sale of goods or the performance of services by Borrower in the ordinary course of Borrower’s business;

(b)	upon which: (i) Borrower’s right to receive payment is not absolute or is contingent upon the fulfillment of any condition whatsoever; or (ii) Borrower is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process;

(c)	to the extent of any concessions, offsets, deductions, contras, returns, chargebacks or understandings with the Account Debtor therein that in any way could reasonably be expected to adversely affect the payment of, or the amount of, such Account;

(d)	with respect to which an invoice, acceptable to Lender in form and substance, has not been sent to the account of the debtor;

(e)	that is not owned by Borrower or is subject to any right, claim, or interest of another Person, other than Permitted Encumbrances which are in favour of Lender or have been subordinated on terms satisfactory to Lender to Liens in favour of Lender or which otherwise rank in priority behind the Liens in favour of Lender;

(f)	that arises from a sale to or performance of services for an employee, Affiliate, Subsidiary or Shareholder of Borrower or any other Credit Party, or an entity which has common officers or directors with Borrower or any other Credit Party;

(g)	that is the obligation of an Account Debtor that is the federal, state or provincial government (other than the provincial government of British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, Newfoundland, or Prince Edward Island) or a political subdivision thereof (other than a municipality in Canada), unless Lender has agreed to the contrary in writing (and, notwithstanding anything to the contrary contained herein, the obligation of an Account Debtor that is the provincial government of British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, Newfoundland, or Prince Edward Island or that is a municipality in Canada shall constitute an Eligible Account of the Borrower);

(h)	that is the obligation of an Account Debtor located other than in Canada or the continental United States unless such Account is supported by a letter of credit in which Lender has a first priority perfected security interest and Lien by possession or credit insurance acceptable to Lender (and naming Lender as loss payee);

(i)	that is the obligation of an Account Debtor to whom Borrower is or may become liable for goods sold or services rendered by the Account Debtor to Borrower, to the extent of Borrower’s liability to such Account Debtor;

(j)	that arises with respect to goods which are delivered on a cash-on-delivery basis or placed on consignment, guaranteed sale or other terms by reason of which the payment by the Account Debtor may be conditional;.

(k)	(i) (unless such obligation is the obligation of an Account Debtor that is a provincial transit authority, a Canadian municipality, the provincial governments of British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, Newfoundland or Prince Edward Island, or ABG Distribution LLC), is an obligation for which the total unpaid Accounts of the Account Debtor, exceed 25% (or such other amount as determined by Lender in its discretion) of the aggregate of all gross Accounts as related to accounts receivable (excluding any inter-company accounts receivable), to the extent of such excess; or (ii) is an obligation of an Account Debtor that is a provincial transit authority, a Canadian municipality, or the provincial governments of British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, Newfoundland or Prince Edward Island, for which the total unpaid Accounts of such provincial transit authority, such Canadian municipality or such provincial government exceed 75% (or such other amount as determined by the Lender in its discretion) of the aggregate of all gross Accounts as related to account receivable to the extent of such excess; or (iii) is an obligation of ABG Distribution LLC and is supported by credit insurance acceptable to the Lender, for which the total unpaid Accounts of ABG Distribution LLC exceed 50% (or such other amount as determined by the Lender in its discretion) of the aggregate of all gross Accounts as related to account receivable to the extent of such excess;

(1)	that is not paid within ninety (90) days from its invoice date or, with respect to Eligible Investment Grade or Insured Accounts, is not paid within 120 days from its invoice date, or that are Accounts of an Account Debtor if 25% or more of the Accounts owing from such Account debtor remain unpaid within such time periods;

(m)	that is an obligation of an Account Debtor that has suspended business, made a general assignment for the benefit of creditors, is unable to pay its debts as they become due or as to which a petition has been filed (voluntary or involuntary) under any law relating to bankruptcy, insolvency, reorganization or relief of debtors;

(n)	that arises from any bill-and-hold or other sale of goods which remain in Borrower’s possession or under Borrower’s control;

(o)	as to which Lender’s interest therein is not a first priority perfected security interest and Lien;

(p)	to the extent that such Account exceeds any credit limit established by Lender in Lender’s good faith discretion;

(q)	as to which any of Borrower’s representations or warranties pertaining to Accounts are untrue;

(r)	that represents interest payments, late or finance charges, or service charges owing to Borrower;

(s)	with respect to which the Account Debtor is located in any state of the United States or province of Canada which requires the filing of a Notice of Business Activities Report or registration or licensing to carry on business or similar report, registration or licensing in order to permit Borrower to seek judicial enforcement in such state of the United States or province of Canada of payment of such Account, unless Borrower has qualified to do business in such state or has filed a Notice of Business Activities Report or registration or licensing to carry on business or equivalent report, registration or licensing for the then current year;

(t)	that is not otherwise acceptable in the good faith discretion of Lender, provided, that Lender shall have the right to create and adjust eligibility standards and related reserves from time to time in its good faith discretion; or

(u)	that is a progress invoice or that is subject to progress billing.

“Eligible Inventory” shall mean as at the date of determination, all Inventory of Borrower, less the value of any deposits held by the Borrower from its customers, including Inventory covered by commercial Letters of Credit, that:

(a)	is not subject to any Liens other than Permitted Encumbrances which are in favour of Lender or have been subordinated on terms satisfactory to Lender to Liens in favour of Lender or which otherwise rank in priority behind the Liens in favour of Lender;

(b)	is located on premises owned or operated by Borrower and referenced in Disclosure Schedule (3.6) or is located on premises with respect to which Lender has received a landlord, bailee or mortgagee letter acceptable in form and substance to Lender or, in the sole discretion of Lender, in respect of which Lender has established an appropriate reserve;

(c)	is not in transit unless and subject to Lender’s discretion (i) title has been transferred to Borrower; (ii) the goods are in transit to Borrower’s premises; (iii) the goods are insured to Lender’s satisfaction with Lender as first loss payee and such insurance has been assigned to Lender to its satisfaction; (iv) the goods are supported by documentation acceptable to Lender (including but not limited to the original bill of lading and invoice and the documentation provided for in paragraph (d)); and (v) any and all amounts in respect of the purchase and transportation of such Inventory, including duty, freight, brokerage fees, insurance and other similar costs (all such amounts other than purchase price, the “Clearance Costs”), are either (A) supported by a letter of credit acceptable to Lender, (B) paid for by Borrower and such payments have been verified by Lender, (C) as to the Clearance Costs, reserved for in the Operating Loan Borrowing Base and, as to the purchase price, reserved for in the Operating Loan Borrowing Base unless waivers of all repossession, revendication or similar rights of an unpaid supplier have been received to the satisfaction of Lender or (D) or such other arrangement that may be satisfactory to Lender;

(d)	is not covered by a negotiable document of title, unless such document and evidence of acceptable insurance covering such Inventory has been delivered to Lender;

(e)	is of good and merchantable quality, free from any defects and is not obsolete, unsalable, shopworn, damaged, unfit for further processing or of substandard quality, in Lender’s good faith credit judgment;

(f)	does not consist of: (i) discontinued items; (ii) slow-moving or excess items; (iii) used items held for resale; or (iv) items which have been shipped by Borrower, but for which Borrower has not issued an invoice;

(g)	consists of raw materials or finished goods;

(h)	meets all standards imposed by any Governmental Authority, including with respect to its production, acquisition or importation (as the case may be);

(i)	is not placed by Borrower on consignment or held by Borrower on consignment from another Person;

(j)	is not held for rental or lease by or on behalf of Borrower;

(k)	does not meet or violate any warranty, representation or covenant contained in this Agreement or any other Loan Document;

(1)	is not subject to any licensing, patent, royalty, trademark, trade name or copyright agreement with any third parties;

(m)	does not require the consent of any Person for the completion or manufacture, sale or other disposition of such Inventory by Lender and such completion, manufacture or sale does not constitute a breach or default under any contract or agreement to which Borrower is a party or to which such Inventory is or may become subject;

(n)	is not subject to unpaid suppliers’ repossession rights;

(o)	is in a location where the aggregate amount of Inventory that would otherwise be considered eligible, is at least $100,000; and

(p)	is otherwise acceptable in the good faith discretion of Lender, provided that, Lender shall have the right to create and adjust eligibility standards and related reserves from time to time in its good faith discretion.

“Eligible Investment Grade or Insured Accounts” shall mean Eligible Accounts either: (i)payable by an Investment Grade Debtor; or (ii) insured with an insurer which is acceptable to Lender on terms satisfactory to Lender in its sole discretion.

“Environmental Laws” shall mean all federal, provincial, state, municipal and local laws, statutes, ordinances, programs, permits, guidance, orders, decrees and regulations, now or hereafter in effect, and in each case as amended or supplemented from time to time, and any applicable judicial or administrative interpretation thereof relating to the regulation and protection of human health, safety, the environment and natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation).

“Environmental Liabilities” shall mean all liabilities, obligations, responsibilities, remedial actions, removal costs, losses, damages of whatever nature, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim, suit, action or demand of whatever nature by any Person and which relate to any health or safety condition regulated under any Environmental Law, environmental permits or in connection with any Release, threatened Release, or the presence of a Hazardous Material.

“Equipment” shall mean all “equipment” as defined in the PPSA and, in any event, shall include tangible or corporeal property other than Inventory, now or hereafter acquired by any Person, wherever located, including any and all machinery, apparatus, equipment, fittings, furniture, fixtures, motor vehicles and other tangible or corporeal personal or movable property (other than Inventory) of every kind and description which may be now or hereafter used in such Person’s operations or which are owned by such Person or in which such Person may have an interest, and all parts, accessories and accessions thereto and substitutions and replacements therefor.

“Equivalent Amount” shall mean the amount of U.S.$ to which any amount in $ is equivalent as determined by Lender based on its rate of exchange as determined at noon (Toronto time) on the date of determination.

“Event of Default” shall have the meaning assigned to it in Section 7.1.

“Fees” shall mean the fees due to Lender as set forth in Schedule E.

“FICOM” shall mean the Financial Institutions Commission of British Columbia and any Person succeeding to the functions thereof and includes the Superintendent under the PBSA and any other public authority empowered or created by the PBSA.

“Field Examination” shall have the meaning assigned to it in Section 6.2(c).

“Field Examination Fees” shall have the meaning assigned to it in Schedule E.

“Financial Statements” shall mean for any Person, the income statement, balance sheet and statement of cash flows of such Person, prepared in accordance with IFRS.

“Fiscal Month” shall mean a monthly accounting period of Borrower or of a Corporate Credit Party, as applicable.

“Fiscal Year” shall mean the twelve (12) month period of Borrower ending December 31 of each year. Subsequent changes of the fiscal year of Borrower shall not change the term “Fiscal Year” unless Lender shall consent in writing to such change.

“Fixed Charge Coverage Ratio” shall mean the ratio of the following determined in accordance with IFRS: (a) EBITDAR for such period less Capital Expenditures for the applicable period which are not financed through the incurrence of any Indebtedness (excluding the Revolving Credit Loans) and less cash income taxes paid or otherwise payable for such period; to (b) the sum of (i) cash interest paid or otherwise payable in respect of any Indebtedness for such period, (ii) regularly scheduled payments made or that were required to be made under Operating Leases, (iii) rental payments made or that were required to be made in respect of office, retail or other space, (iv) regularly scheduled payments of principal paid or that were required to be paid on Funded Debt (excluding the Revolving Credit Loans) for such period, (v) payments to Affiliates, and (vi) any distributions made to Shareholders during such period.

“Foreign Production Deposit” shall mean the pre-production deposits paid by Borrower to its manufacturer of Eligible Inventory, in the amount of five percent (5%) of the total purchase price of such Eligible Inventory.

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“Funded Debt” shall mean, with respect to any Person, all of such Person’s Indebtedness consisting of or relating to the borrowing of money or the obtaining of credit (other than trade payables incurred in the ordinary course of business).

“Fx Contracts” shall have the meaning assigned to it in Schedule H.

“Fx Facility” shall have the meaning assigned to it in Schedule II.

“Fx Reserve” shall have the meaning assigned to it in Schedule II.

“Goods” shall mean all “goods,” as such term is defined in the PPSA and, in any event, includes all things which are movable at the time Lender’s Liens attach thereto (other than money, Documents, Instruments, Accounts, Chattel Paper and Intangibles) as well as all fixtures, standing timber which is to be cut, the unborn young of animals and growing crops, all now owned or hereafter acquired by any Person, wherever located, including Equipment, Inventory and all other tangible or corporeal personal or movable property.

“Goodwill” shall mean all goodwill, trade secrets, proprietary or confidential information, technical information, procedures, formulae, quality control standards, designs, operating and training manuals, customer lists, and distribution agreements now owned or hereafter acquired by any Person.

“Governmental Authority” shall mean any nation or government, any state, provincial or other political subdivision thereof, and any agency, department or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Guarantee” shall mean any guarantee or any other agreement to perform all or any portion of the Obligations on behalf of Borrower or any other Credit Party, in favour of, and in form and substance satisfactory to, Lender, together with all amendments, modifications and supplements thereto and restatements and replacements thereof, and shall refer to such Guarantee as the same may be in effect at the time such reference becomes operative.

“Guaranteed Indebtedness” shall mean, as to any Person, any obligation of such Person guaranteeing any indebtedness, lease, dividend, or other obligation (“primary obligations”) of any other Person (the “primary obligor”) in any manner, including any obligation or arrangement of such guaranteeing Person (whether or not contingent): (i) to purchase or repurchase any such primary obligation; (ii) to advance or supply funds (a) for the purchase or payment of any such primary obligation, or (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor; (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; or (iv) to indemnify the owner of such primary obligation against loss in respect thereof.

“Guarantor” shall mean each Person which executes a Guarantee in favour of Lender in connection with the transactions contemplated by this Agreement.

“Hazardous Material” shall mean any substance, material or waste which is regulated by or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance which is: (i) defined as a “solid waste,” “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “pollutant,” “contaminant,” “hazardous constituent,” “special waste,” “toxic substance” or other similar term or phrase under any Environmental Laws; (ii) petroleum or any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCB’s); or (iii) any radioactive substance.

“Hazardous Waste” shall include any Hazardous Material as well as any other substance, material or waste which is now or may hereafter be classified as hazardous (or similarly classified) under any applicable legislation.

“IFRS” shall mean international financial reporting standards as in effect from time to time, and, following any change in respect of such accounting standards, such accounting standards approved by the International Accounting Standards Board or Canadian Accounting Standards Board in effect from time to time as may be selected by a Credit Party including, without limitation, accounting standards for private enterprises or generally accepted accounting principles in Canada, in each case consistently applied provided that each Credit Party shall, when required to adopt new accounting standards, adopt accounting standards for private enterprises unless Lender otherwise consents in writing.

“Indebtedness” of any Person shall mean: (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured, but not including obligations to trade creditors incurred in the ordinary course of business and not more than forty five (45) days past due); (ii) all obligations evidenced by notes, bonds, debentures or similar instruments; (iii) all indebtedness created or arising under any conditional sale or other title retention agreements with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (iv) all Capital Lease Obligations; (v) all Guaranteed Indebtedness; (vi) all Indebtedness referred to in clauses (i), (ii), (iii), (iv) or (v) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; and (vii) the Obligations.

“Indemnified Liabilities” and “Indemnified Person” shall have the meaning assigned to such terms in Section 1.12.

“Instruments” shall mean all “instruments,” as defined in the PPSA and, in any event, includes all negotiable instruments (including all bills of exchange and promissory notes), all certificated securities or any other writing which evidences a right to the payment of money and is not itself a security agreement or lease and is of a type which is, in the ordinary course of business, transferred by delivery with any necessary endorsement or assignment, now owned or hereafter acquired by any Person, wherever located, including all certificated securities and all notes and other evidences of indebtedness, other than instruments that constitute, or are a part of a group of writings that constitute, Chattel Paper.

“Intangibles” shall mean all “intangibles” as defined in the PPSA and, in any event, includes intangible or incorporeal property, real or personal, moveable or immovable now owned or hereafter acquired by any Person, including all right, title and interest which such Person may now or hereafter have in or under any Contract, Intellectual Property, interests in partnerships, joint ventures and other business associations, permits, proprietary or confidential information, inventions (whether or not patented or patentable), technical information, procedures, designs, knowledge, know-how, software, data bases, data, skill, expertise, experience, processes, models, drawings, materials, Books and Records, Goodwill (including the Goodwill associated with any Intellectual Property), all rights and claims in or under insurance policies (including insurance for fire, damage, loss and casualty, whether covering personal or moveable property, real or immovable property, tangible rights or intangible rights, corporeal or incorporeal rights, all liability, life, key-person, and business interruption insurance, and all unearned premiums), uncertificated securities, choses in action, deposit accounts, rights to receive tax refunds and other payments and rights of indemnification.

“Intellectual Property” shall mean any and all Licenses, Patents, Copyrights, Trademarks, trade secrets and customer lists.

“Interest Determination Date” shall mean, with respect to any Revolving Credit Advances made based upon the LIBOR Rate, the date which is two (2) Business Days before the first day of the Interest Period for the LIBOR Rate applicable to such Revolving Credit Advance.

“Interest Payment Date” shall mean, with respect to Revolving Credit Advances made based upon the BA Equivalent Rate or the LIBOR Rate, the last day of the Interest Period applicable to such Revolving Credit Advance and with respect to each Interest Period of more than 30 days, on each date that occurs at intervals of 30 days duration after the commencement of the Interest Period.

“Interest Period” shall mean, as to any Revolving Credit Advance made based upon the BA Equivalent Rate or the LIBOR Rate, the period commencing on the Business Day of the proposed advance of such Revolving Credit Advance or on the Continuation/Conversion Date on which such Revolving Credit Advance is converted into or continued as a Revolving Credit Advance based upon the LIBOR Rate or the BA Equivalent Rate, and ending on the date that is one (1), two (2), three (3) or six (6) months thereafter as selected by Borrower in its Notice of Borrowing or Notice of Continuation/Conversion in the form attached hereto as Exhibit A, provided that:

(a)	if any Interest Period would otherwise end on a day that is not a Business Day, that Interest Period shall be extended to the following Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the preceding Business Day;

(b)	any Interest Period pertaining to a Revolving Credit Advance made based upon the BA Equivalent Rate or the LIBOR Rate that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c)	no Interest Period shall extend beyond the Stated Expiry Date.

“Inventory” shall mean all “inventory,” as such term is defined in the PPSA, now or hereafter owned or acquired by any Person, wherever located, including all inventory, merchandise, goods and other personal property which are held by or on behalf of such Person for sale or lease or are furnished or are to be furnished under a contract of service or which constitute raw materials, work in process or materials used or consumed or to be used or consumed in such Person’s business or in the processing, production, packaging, promotion, delivery or shipping of the same, including other supplies.

“Investment Grade Debtor” shall mean a debtor of Borrower whose long-term unsecured and unsubordinated indebtedness has been rated as follows by 2 of the 3 rating agencies below:

(q)	S&P:	≥BBB

(r)	Moody’s:	≥Baa3

(s)	DBRS:	≥BBB-

“Investment Property” shall mean all investment property now or hereafter acquired by any Person, wherever located and includes securities (whether or not certificated), securities entitlement, securities account, commodity contract or commodity account.

“Lender” shall mean Royal Bank of Canada and, if at any time Lender shall decide to assign or syndicate all or any of the Obligations, such term shall include such assignee or such other members of the syndicate.

“Letters of Credit” shall mean any and all commercial or standby letters of credit issued at the request and for the account of Borrower for which Lender has incurred Letter of Credit Obligations, and includes any letters of guarantee issued in the discretion of Lender.

“Letter of Credit Fee” shall have the meaning assigned to it in Schedule E.

“Letter of Credit Obligations” shall mean all outstanding obligations (including all duty, freight, taxes, costs, insurance and any other charges and expenses) incurred by Lender, whether direct or indirect, contingent or otherwise, due or not due, in connection with the issuance or guarantee, by Lender or another, of Letters of Credit, all as further set forth in Schedule C.

“Letter of Credit Sublimit” shall mean $5,000,000, or the Equivalent Amount thereof in U.S.$.

“LIBOR Rate” shall mean, for any Interest Period, with respect to Revolving Credit Advances made based upon the LIBOR Rate, the annual rate of interest (rounded upwards, if necessary, to the nearest whole multiple of one sixteenth of one percent (l/16th%) and which may not be less than zero), at which Lender, in accordance with its normal practice, would be prepared to offer deposits to leading banks in the London Interbank Market for delivery on the first day of each of such Interest Period, for a period equal to each such Interest Period, such deposits being in U.S.$ of comparable amounts to be outstanding during such Interest Period, at or about 10:00 a.m. (Toronto Time) on the Interest Determination Date.

“License” shall mean any Copyright License, Patent License, Trademark License or other license of rights or interests now held or hereafter acquired by any Person.

“Lien” shall mean, whether based on common law, statute or contract, whether choate or inchoate, whether or not crystallized or fixed, whether or not for amounts due or accruing due: (i) any mortgage, security deed or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, security title, deemed trust, requirement to pay, easement, reservation, exception, encroachment, privilege, title exception, garnishment right, prior claim or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement and any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable law of any jurisdiction); and (ii) any rights of repossession or similar right of an unpaid supplier.

“Litigation” shall mean any claim, lawsuit, litigation, investigation or proceeding of or before any arbitrator or Governmental Authority.

“Loan Documents” shall mean this Agreement, each Guarantee, the Blocked Accounts Agreement, and the other documents and instruments listed in Schedule F, and all security agreements, hypothecs, mortgages and all other documents, instruments, certificates, and notices at any time delivered by any Person (other than Lender and its affiliates) in connection with any of the foregoing.

“Loans” shall mean the Revolving Credit Loans (including Overdrafts and the Letter of Credit Obligations).

“Material Adverse Effect” shall mean a material adverse effect on: (a) the business, assets, operations, prospects or financial or other condition of Borrower or any other Credit Party or the industry within which Borrower or any other Credit Party operates; (b) Borrower’s or any other Credit Party’s ability to pay or perform the Obligations under the Loan Documents to which such Credit Party is a party in accordance with the terms thereof; (c) the Collateral or any realization thereof or Lender’s Liens on the Collateral or the priority of any such Lien; or (d) Lender’s rights and remedies under this Agreement and the other Loan Documents.

“Material Contract” shall mean any agreement to which any Credit Party is party which constitutes a guarantee in such Credit Party’s favour or otherwise providing for any Lien on another Person’s property, is essential to a Credit Party’s ability to carry on business as currently conducted (including without limitation, take or pay contracts and product licenses) or the breach or termination of which could otherwise give rise to a Material Adverse Effect.

“Maximum Amount” shall mean the aggregate amount of $20,000,000 or the Equivalent Amount thereof in U.S.$, which shall include the EDC Loan Sublimit.

“Minimum Actionable Amount” shall mean $25,000.

“Miscellaneous Fees” shall have the meaning assigned to it in Schedule E.

“Net Borrowing Availability” shall mean at any time the Borrowing Availability less the Revolving Credit Loans.

“Net Income (Loss)” shall mean for any period, the aggregate net income (or loss) after taxes for such period, determined in accordance with IFRS.

“Notice of Borrowing” shall have the meaning assigned to it in Section 1.1(b).

“Notice of Continuation/Conversion” shall have the meaning assigned to in Section 1.6(b).

“Obligations” shall mean all loans, advances, debts, expense reimbursement, fees, liabilities, and obligations for the performance of covenants, tasks or duties or for payment of monetary amounts (whether or not such performance is then required or contingent, or amounts are liquidated or determinable) owing by Borrower and any other Credit Party to Lender, of any kind or nature, present or future, whether or not evidenced by any note, agreement or other instrument, whether arising under any of the Loan Documents or under any other agreement between Borrower, such Credit Party and Lender, and all covenants and duties regarding such amounts including all such obligations and liabilities in respect of Bank Products, Overdrafts and reimbursement obligations in respect of Letters of Credit. This term includes all principal, interest, Fees, Charges, expenses, legal fees and any other sum chargeable to Borrower under any of the Loan Documents, and all principal and interest due in respect of the Loans and all obligations and liabilities of any Guarantor under any Guarantee.

“Operating Lease” shall mean any lease of property (excluding rentals of office, retail or other space) which, in accordance with IFRS, shall be reflected as an operating lease in the financial statements of a Person.

“Operating Loan” shall mean the aggregate amount of Revolving Credit Loans outstanding in respect of the Operating Loan Borrowing Base.

“Operating Loan Borrowing Availability” shall mean the lesser of: (i) Maximum Amount; and (ii) the Operating Loan Borrowing Base, in each case less reserves (without duplication of reserves against the Operating Loan Bon-owing Base) established by Lender from time to time in its good faith discretion.

“Operating Loan Borrowing Base” shall mean, at any time, an amount equal to the sum at such time of: (i) eighty-five percent (85%) of Eligible Accounts (other than Eligible Investment Grade or Insured Accounts) and ninety percent (90%) of Eligible Investment Grade or Insured Accounts, plus (ii) the lesser of: (a) eighty-five percent (85%) of the net orderly liquidation value (as determined by an appraisal firm acceptable to Lender) of Eligible Inventory; and (b) sixty-five percent (65%) of the book value of Eligible Inventory (recorded at the lower of cost and net realizable value) and subject to a maximum of $15,000,000, less (iii) (a) the Free Bus Reserve. The Free Bus Reserve will first be applied to any Concentration Limit Overage. Any amount of Free Bus Reserve in excess of the Concentration Limit Overage shall then be applied to any other Accounts Receivable owing from BC Transit, and (b) any further reserves established by Lender from time to time in its good faith discretion.

“Overdraft” shall have the meaning assigned to it in Section 1.1(f).

“Patent License” shall mean rights under any written agreement now owned or hereafter acquired by any Person granting any right with respect to any invention on which a Patent is in existence.

“Patents” shall mean all of the following in which any Person now holds or hereafter acquires any interest: (i) all patents and letters patent of the United States, Canada or any other country, all registrations and recordings thereof, and all applications for patents and letters patent of the United States, Canada or any other country, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, Canada or any province, state or territory thereof, or any other country; and (ii) all reissues, continuations, continuations-in-part or extensions thereof.

“PBSA” shall mean the Pension Benefits Standards Act (British Columbia) and the similar laws of any other province or territory of Canada, as in effect from time to time or at any time.

“Pension Event” shall mean: (i) the existence of any unfunded liability or windup or withdrawal liability, including contingent withdrawal or windup liability, or any solvency deficiency in respect of any Plan; (ii) the whole or partial termination or windup of any Plan or occurrence of any act, event or circumstance which could give rise to the whole or partial termination or windup of any Plan; (iii) the failure to make any contribution or remittance in respect of any Plan when due; (iv) the failure to file any report, actuarial valuation, return, statement or other document, when due, in respect of any Plan; (v) the existence of any Lien except in respect of current contribution amounts not due in connection with any Plan; or (vi) the establishment or commencement to contribute to any Plan not in existence on the date thereof.

“Permitted Encumbrances” shall mean (provided same shall not constitute any agreement by Lender to subordinate any of its Liens to same) the following encumbrances:

(a)	any Lien created by, or arising under a statute or regulation or common law (in contrast with Liens voluntarily granted) in connection with, without limiting the foregoing, workers’ compensation, employment insurance, employers’ health tax or other social security or statutory obligations that secure amounts that are not yet due or which are being contested in good faith by proper proceedings diligently pursued and as to which adequate reserves have been established on the applicable Credit Parties’ books and records and a stay of enforcement of the Lien is in effect;

(b)	Liens made or incurred in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the borrowing of money), leases, statutory obligations or surety and performance bonds;

(c)	any construction, workers’, materialmen’s or other like Lien created by law (in contrast with Liens voluntarily granted), arising in connection with construction or maintenance in the ordinary course of business, in respect of obligations which are not due or which are being contested in good faith by proper proceedings diligently pursued and as to which adequate reserves have been established on any Credit Parties’ books and records and a stay of enforcement of the Lien is in effect;

(d)	any Lien for Taxes not due or being contested in good faith by appropriate proceedings diligently pursued and as to which adequate reserves have been established on the applicable Credit Parties’ books and records and a stay of enforcement of the Lien is in effect;

(e)	minor imperfections in title on real property that do not materially detract from the value of the real property subject thereto and do not materially impair any Credit Parties’ ability to carry on its business or Lender’s rights and remedies under the Loan Documents;

(f)	restrictions, easements, rights-of-way, servitudes or other similar rights in land (including rights-of-way, and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Credit Party, of the real property subject to the restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons and, in each case, which do not impair the use and operation of the business by the Credit Party or Lender’s rights and remedies under the Loan Documents;

(g)	the rights reserved to or vested in any Person by the terms of any lease, licence, franchise, grant or permit held by any Credit Party or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(h)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown;

(i)	restrictive covenants affecting the use to which real property may be put, provided that the covenants are complied with and do not materially detract from the value of the real property concerned or materially impair its use in the operations of any Credit Party or impair Lender’s rights and remedies under the Loan Documents;

(j)	Liens in favour of Lender created by the Loan Documents;

(k)	Liens disclosed in Disclosure Schedule (5.2(e)) but only to the extent such Liens conform to their description in Disclosure Schedule (5.2(e)), and includes any extension or renewal thereof provided the amount secured thereby does not exceed the original amount secured immediately prior to the extension, renewal or refinancing and the scope of security creating the Lien is not extended;

(1)	Purchase Money Liens securing Purchase Money Indebtedness to the extent permitted under Section 5.2(b)(vi);

(m)	Liens given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operation of the business or the ownership of the assets of the Person, provided that such Liens do not reduce the value of the assets of the Person or materially interfere with their use in the operation of the business of the Person or impair Lender’s rights and remedies under the Loan Documents;

(n)	servicing agreements, development agreements, site plan agreements, and other agreements with governmental entities pertaining to the use or development of any of the assets of the Person, provided same are complied with and do not reduce the value of the assets of the Person or materially interfere with their use in the operation of the business of the Person including, without limitation, any obligations to deliver letters of credit and other security as required or impair Lender’s rights and remedies under the Loan Documents; and

(o)	applicable municipal and other governmental restrictions, including municipal by-laws and regulations, affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and do not reduce the value of the assets of the Person or materially interfere with their use in the operation of the business of the Person or impair Lender’s rights and remedies under the Loan Documents.

“Person” shall mean any individual, sole proprietorship, partnership, limited liability partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, legal person, institution, public benefit corporation, entity or government (whether federal, provincial, state, county, city, municipal or otherwise, including any instrumentality, division, agency, body or department thereof), and shall include such Person’s successors and assigns.

“Plan” shall mean any employee pension benefit plan which Borrower sponsors or maintains or to which it makes or is making or is required to make contributions, and includes any pension or benefit plan regulated by the FICOM or similar authority or otherwise subject to the PBS A.

“PPSA” shall mean the Personal Property Security Act (or any successor statutes) as the same may, from time to time, be in effect in the Province of British Columbia; provided, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of Lender’s security interest in any Collateral is governed by the Personal Property Security Act as in effect in a jurisdiction other than the Province of British Columbia, the term “PPSA” shall mean the Personal Property Security Act or a similar act or statute as in effect in such other jurisdiction for purposes of the provisions of this Agreement relating to such attachment, perfection or priority and for purposes of definitions related to such provisions.

“Prepayment Fee” shall have the meaning assigned to it in Schedule E.

“Proceeds” shall mean “proceeds,” as such term is defined in the PPSA and, in any event, includes whatever is received or receivable upon the sale, exchange, collection or other disposition of the Collateral and, in any event shall include: (i) any and all proceeds of any insurance, indemnity, warranty or guarantee payable to Borrower or any other Credit Party from time to time with respect to any Collateral; (ii) any and all payments (in any form whatsoever) made or due and payable to Borrower or any other Credit Party from time to time in connection with any requisition, confiscation, expropriation, seizure or forfeiture of any Collateral by any governmental body, authority, bureau or agency (or any person acting under colour of governmental authority); (iii) any claim of Borrower or any other Credit Party against third parties (a) for past, present or future infringement of any Intellectual Property or (b) for past, present or future infringement or dilution of any Trademark or Trademark License or for injury to the goodwill associated with any Trademark, Trademark registration or Trademark licensed under any Trademark License; (iv) any recoveries by Borrower or any other Credit Party against third parties with respect to any litigation or dispute concerning any Collateral; and (v) any and all other amounts from time to time paid or payable under or in connection with any Collateral, upon disposition or otherwise.

“Projections” shall mean the projected consolidated and, when requested, consolidating, income statement, balance sheet, and statement of cash flows of Borrower and its Subsidiaries for any future period, including forecasted Capital Expenditures and Net Borrowing Availability.

“Purchase Money Indebtedness” shall mean: (i) any Indebtedness incurred for the payment of all or any part of the purchase price of any fixed asset; (ii) any Indebtedness incurred for the sole purpose of financing or refinancing all or any part of the purchase price of any fixed asset; and (iii) any renewals, extensions or refinancings thereof (but not any increases in the principal amounts thereof outstanding at that time).

“Purchase Money Lien” shall mean any Lien upon any fixed assets which secures the Purchase Money Indebtedness related thereto but only if such Lien shall at all times be confined solely to the asset the purchase price of which was financed or refinanced through the incurrence of the Purchase Money Indebtedness secured by such Lien and only if such Lien secures only such Purchase Money Indebtedness.

“RBP” shall mean, at any time, the rate of interest per annum equal to the rate which the principal office of Royal Bank of Canada in Toronto, Ontario quotes, publishes and refers to as its “prime rate” and which is its reference rate of interest for loans in Canadian Dollars to its borrowers in Canada, adjusted automatically with each quoted or published change in such rate, all without the necessity of any notice to Borrower or any other Person.

“RBUSBR” and “Royal Bank U.S. Base Prime Rate” shall mean the annual rate of interest announced by Lender from time to time as being its reference rate in effect for determining interest rates on US Dollar commercial loans made by Lender in Canada.

“Real Property” shall have the meaning assigned to it in Section 3.15.

“Release” shall mean, as to any Person, any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials in the indoor or outdoor environment by such Person, including the movement of Hazardous Materials through or in the air, soil, surface water, ground water or property.

“Requirement of Law” shall mean as to any Person, the certificate or articles of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, judgment, declaration, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Restricted Payment” shall mean: (i) the declaration or payment of any dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets on or in respect of Borrower’s or any other Corporate Credit Party’s Shares; (ii) any payment or distribution made in respect of any subordinated Indebtedness of Borrower or any other Corporate Credit Party in violation of any subordination or other agreement made in favour of Lender, but subject in all cases to the subordination, priority or intercreditor agreement with Lender; (iii) any payment on account of the purchase, redemption, defeasance or other retirement of Borrower’s or any other Corporate Credit Party’s Shares or Indebtedness or any other payment, voluntary prepayment or distribution made in respect thereof, either directly or indirectly other than: (a) that arising under this Agreement, or (b) interest and principal, when due without acceleration or modification of the amortization as in effect on the Closing Date, under Indebtedness (not including subordinated Indebtedness, payments of which shall be permitted only in accordance with the terms of the relevant subordination, priority or intercreditor agreement made in favour of Lender) described in Disclosure Schedule (5.2(b)) or Otherwise permittee under Section 5.2(b)(vi) or (iv) any payment, loan, contribution, or other transfer of funds or other property to any Shareholder of such Person which is not expressly and specifically permitted in this Agreement; provided, that no payment to Lender shall constitute a Restricted Payment.

“Revolving Credit Advance” shall have the meaning assigned to it in Section 1.1(a).

“Revolving Credit Loans” shall mean at any time the sum of: (i) the aggregate amount of Revolving Credit Advances then outstanding in respect of the Operating Loan and the EDC Loan, collectively; (ii) the total Letter of Credit Obligations incurred by Lender and outstanding at such time; and (iii) the amount of accrued but unpaid interest thereon and Letter of Credit Fees with respect thereto.

“Revolving Credit Rate” shall have the meaning assigned to it in Section 1.5.

“Shareholder” shall mean each holder of Shares of Borrower or any other Corporate Credit Party.

“Shares” shall mean all certificated and uncertificated shares, options, warrants, membership interests, general or limited partnership interests, participation or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity whether voting or nonvoting, including common shares, preferred shares, or any other “equity security” (as such term is defined in Rule 3al 1-1 of the General Rules and Regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934) or “security” (as defined in the Securities Act (British Columbia) or any other applicable Canadian provincial legislation or regulations thereunder).

“Stated Expiry Date” shall mean, unless extended to a later date in the sole, unfettered discretion of Lender following a written request by Borrower (and subject to an extension fee), October 25, 2019.

“Subsidiary” shall mean, with respect to any Person: (i) any corporation of which an aggregate of more than 50% of the outstanding Shares having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Shares of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person and/or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of 50% or more of such Shares whether by proxy, agreement, operation of law or otherwise; and (ii) any partnership or limited liability company in which such Person or one or more Subsidiaries of such Person has an equity interest (whether in the form of voting or participation in profits or capital contribution) of more than 50% or of which any such Person is a general partner or manager or may exercise the powers of a general partner or manager.

“Taxes” shall mean taxes (including goods and services taxes and applicable sales taxes), duties, levies, imposts, deductions, Charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on or measured by the net income of Lender.

“Termination Date” shall mean the date on which the indefeasible payment in full of the Obligations has occurred and Lender has no further obligation to advance funds, issue Letters of Credit or otherwise extend or continue any credit hereunder (whether due to the Stated Expiry Date or otherwise pursuant to the terms hereof).

“Trademark License” shall mean rights under any written agreement now owned or hereafter acquired by any Person granting any right to use any Trademark or Trademark registration.

“Trademarks” shall mean all of the following now owned or hereafter acquired by any Person: (i) all trademarks, trade names, corporate names, business names, trade styles, service marks, logos, other source or business identifiers, prints and labels on which any of the foregoing have appeared or appear, designs and general intangibles of like nature, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, including all registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, Canada, any Province, State or Territory thereof, or any other country or any political subdivision thereof; and (ii) all reissues, extensions or renewals thereof.

“Unused Line Fee” shall have the meaning assigned to it in Schedule E.

“U.S. Dollars” or “U.S.$” shall mean the lawful currency of the United States of America.

“Visa Facility” shall have the meaning assigned to it in Schedule H.

“Visa Facility Agreements” shall have the meaning assigned to it in Schedule H.

“Visa Limit” shall have the meaning assigned to it in Schedule H.

“Visa Reserve” shall have the meaning assigned to it in Schedule H.

Any accounting term used in this Agreement or the other Loan Documents shall have, unless otherwise specifically provided therein, the meaning customarily given such term in accordance with IFRS, and all financial computations thereunder shall be computed, unless otherwise specifically provided therein, in accordance with IFRS consistently applied; provided, that all financial covenants and calculations in the Loan Documents shall be made in accordance with IFRS as in effect on the Closing Date unless Borrower and Lender shall otherwise specifically agree in writing. That certain items or computations are explicitly modified by the phrase “in accordance with IFRS” shall in no way be construed to limit the foregoing. All other undefined terms contained in this Agreement or the other Loan Documents shall, unless the context indicates otherwise, have the meanings provided for by the PPSA. The words “herein,” “hereof and “hereunder” or other words of similar import refer to this Agreement as a whole, including the exhibits and schedules thereto, as the same may from time to time be amended, modified or supplemented, and not to any particular section, subsection or clause contained in this Agreement.

For purposes of this Agreement and the other Loan Documents, the following additional rules of construction shall apply, unless specifically indicated to the contrary: (a) wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural; (b) the term “or” is not exclusive; (c) the term “including” (or any form thereof) shall not be limiting or exclusive; (d) all references to statutes, acts and related regulations shall include any amendments of same and any successor statutes and regulations; (e) all references to any instruments or agreements, including references to any of the Loan Documents, shall include any and all modifications or amendments thereto and any and all extensions or renewals thereof; (f) the specification of any Lien as a Permitted Encumbrance shall not constitute any postponement or subordination (or agreement to do so) of Lender’s Liens; and (g) all references to “$” dollars or amounts of currency shall unless otherwise expressly provided mean lawful currency of Canada.

The Credit Parties confirm and agree that for purposes of any Collateral located in the Province of Quebec or charged by any deed of hypothec (or any other Loan Document) and for all other purposes pursuant to which the interpretation or construction of a Loan Document may be subject to the laws of the Province of Quebec or a court or tribunal exercising jurisdiction in the Province of Quebec: (a) “personal property” shall be deemed to include “movable property”; (b) “real property” shall be deemed to include “immovable property”; (c) “tangible property” shall be deemed to include “corporeal property”; (d) “intangible property” shall be deemed to include “incorporeal property”; (e) “security interest” and “mortgage” shall be deemed to include a “hypothec”; (f) all references to filing, registering or recording under the UCC or the PPSA shall be deemed to include publication under the Civil Code of Quebec; (g) all references to “perfection” of or “perfected” Liens shall be deemed to include a reference to the “opposability” of such Liens to third parties; (h) any “right of offset”, “right of setoff or similar expression shall be deemed to include a “right of compensation”; (i) “goods” shall be deemed to include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities; and (j) an “agent” shall be deemed to include a “mandatary”.

SCHEDULE B

LENDER’S AND BORROWER’S ADDRESSES FOR NOTICES

Lender’s Address:

200 Bay Street
Royal Bank Plaza
30th Floor, South Tower
Toronto, Ontario
M5J 2J5

Attention: Portfolio Manager
E-MAIL:

Lender’s Address for Borrowing Notices:

20 King Street West, 4th Floor
Toronto, Ontario
M5H IC4

Attention: Operations, Asset Based Lending Group

Borrower’s Address:

3168 262 Street
Aldergrove BC
V4W 2Z6

Attention: Aaron Triplett

Credit Parties’ Address:

c/o Borrower’s address above (unless otherwise specified below).

SCHEDULE C

LETTERS OF CREDIT

1.	Lender agrees, subject to the terms and conditions hereinafter set forth, to incur Letter of Credit Obligations in respect of the issuance of Letters of Credit issued on terms acceptable to Lender and supporting obligations of Borrower incurred in the ordinary course of Borrower’s business, in order to support the payment of Borrower’s inventory purchase obligations, insurance premiums, or utility or other operating expenses and obligations, and, in the case of any Letters of Guarantee, for such purposes as Lender may agree in its sole discretion, as Borrower shall request by written notice to Lender that is received by Lender not less than five (5) Business Days prior to the requested date of issuance of any such Letter of Credit; provided, that: (a) the aggregate amount of all Letter of Credit Obligations at any one time outstanding (whether or not then due and payable) shall not exceed the Letter of Credit Sublimit; (b) no Letter of Credit shall have an expiry date which is later than the Stated Expiry Date or one year following the date of issuance thereof; (c) all Letters of Guarantee shall be and shall be continued in the sole discretion of Lender; and (d) Lender shall be under no obligation to incur any Letter of Credit Obligation if after giving effect to the incurrence of such Letter of Credit Obligation, the Net Borrowing Availability would be less than zero. Borrower will enter into an application and agreement for each such Letter of Credit.

2.	The notice to be provided to Lender requesting that Lender incur Letter of Credit Obligations shall be in the form of a Letter of Credit application in the form customarily employed by Lender, together with a written request by Borrower.

3.	In the event that Lender shall make any payment on or pursuant to any Letter of Credit Obligation, Borrower shall be unconditionally obligated to reimburse Lender therefor, and such payment shall then be deemed to constitute a Revolving Credit Advance. For purposes of computing interest under Section 1.5, a Revolving Credit Advance made in satisfaction of a Letter of Credit Obligation shall be deemed to have been made as of the date on which Lender makes the related payment under the underlying Letter of Credit.

4.	In the event that any Letter of Credit Obligations, whether or not then due or payable, shall for any reason be outstanding on the Commitment Termination Date, Borrower will either: (a) cause the underlying Letter of Credit to be returned and cancelled and each corresponding Letter of Credit Obligation to be terminated; or (b) pay to Lender, in immediately available funds, an amount equal to 110% of the maximum amount then available to be drawn under all Letters of Credit not so returned and cancelled to be held by Lender as cash collateral in an account under the exclusive dominion and control of Lender (the “Cash Collateral Account”).

5.	In the event that Lender shall incur any Letter of Credit Obligations, Borrower agrees to pay the Letter of Credit Fee to Lender as compensation to Lender for incurring such Letter of Credit Obligations.

6.	Borrower’s Obligations to Lender with respect to any Letter of Credit or Letter of Credit Obligation shall be evidenced by Lender’s records and shall be absolute, unconditional and irrevocable and shall not be affected, modified or impaired by: (a) any lack of validity or enforceability of the transactions contemplated by or related to such Letter of Credit or Letter of Credit Obligation; (b) any amendment or waiver of or consent to depart from all or any of the terms of the transactions contemplated by or related to such Letter of Credit or Letter of Credit Obligation; (c) the existence of any claim, set-off, defense or other right which Borrower or any other Credit Party may have against Lender or the beneficiary of such Letter of Credit, or any other Person, whether in connection with this Agreement, any other Loan Document or such Letter of Credit or the transactions contemplated thereby or any unrelated transactions; or (d) the fact that any draft, affidavit, letter, certificate, invoice, bill of lading or other document presented under or delivered in connection with such Letter of Credit or any other Letter of Credit proves to have been forged, fraudulent, invalid or insufficient in any respect or any statement therein proves to have been untrue or incorrect in any respect.

7.	In addition to any other indemnity obligations which Borrower may have to Lender under this Agreement and without limiting such other indemnification provisions, Borrower hereby agrees to indemnify Lender from and to hold Lender harmless against any and all claims, liabilities, losses, costs and expenses (including, legal fees and expenses) which Lender may (other than as a result of its own gross negligence or wilful misconduct) incur or be subject to as a consequence, directly or indirectly, of: (a) the issuance of or payment of or failure to pay under any Letter of Credit or Letter of Credit Obligation; or (b) any suit, investigation or proceeding as to which Lender is or may become a party as a consequence, directly or indirectly, of the issuance of any Letter of Credit, the incurring of any Letter of Credit Obligation or any payment of or failure to pay under any Letter of Credit or Letter of Credit Obligation. The obligations of Borrower under this paragraph shall survive any termination of this Agreement and the payment in full of the Obligations.

8.	Borrower hereby assumes all risks of the acts, omissions or misuse of each Letter of Credit by the beneficiary thereof and, in connection therewith, Lender shall not be responsible for: (a) the validity, sufficiency, genuineness or legal effect of any document submitted in connection with any drawing under any Letter of Credit even if it should in fact prove in any respect to be invalid, insufficient, inaccurate, untrue, fraudulent or forged; (b) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any Letter of Credit or any rights or benefits there under or any proceeds thereof, in whole or in part, even if it should prove to be invalid or ineffective for any reason; (c) the failure of any beneficiary of any Letter of Credit to comply fully with the terms thereof, including the conditions required in order to effect or pay a drawing thereunder; (d) any errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, telecopy, telex or otherwise; (e) any loss or delay in the transmission or otherwise of any document or draft required in order to make a drawing under any Letter of Credit; or (f) any consequences arising from causes beyond the direct control of Lender.

SCHEDULE D

CASH MANAGEMENT SYSTEM

Borrower agrees to establish, and to maintain, until the Termination Date, the cash management system described below:

1.	No Corporate Credit Party: (i) shall (nor shall it permit any of its Subsidiaries to) open or maintain any deposit, chequing, operating or other bank account, or similar money handling account, with any bank or other financial institution except at Lender or as permitted by Lender in its sole discretion and as identified in Attachment 1 hereto; and (ii) shall close or permit to be closed any of the accounts identified in Attachment 1 without Lender’s prior written consent, and then only after such Corporate Credit Party has implemented agreements with Lender or bank or financial institution acceptable to Lender.

2.	Commencing on the Closing Date and until the Termination Date, all monies (which term when used in this Agreement includes all cheques, bills of exchange and other payment instruments as well as cash) received by the Corporate Credit Parties, including, but not limited to, any receipts in payment of any Accounts or in respect of any insurance proceeds, whether or not a notice and direction has been sent to the Corporate Credit Parties’ Account Debtors, shall be received and held, and shall be deemed to be received and held, in trust for Lender and shall be, and shall be deemed to be, kept separate and apart from the Corporate Credit Parties’ own funds and immediately deposited by it on a daily basis in one or more blocked accounts set up for this purpose and listed in Attachment 1 hereto (collectively, the “Blocked Accounts”). The Corporate Credit Parties shall execute and deliver to Lender, Lender’s standard form Blocked Accounts agreement (“Blocked Accounts Agreement”), the receipt of which is a condition precedent to any accommodation of credit hereunder. Lender is hereby irrevocably and unconditionally authorised and directed by Borrower to sweep the Blocked Accounts on a daily basis and to set-off, compensate and apply any credit balances in the Blocked Accounts (after conversion into Canadian Dollars as determined necessary by Lender) to repay any Obligations in such order as Lender sees fit, with any remaining funds then being deposited to the Corporate Credit Party’s disbursement accounts with Lender.

3.	Borrower may maintain, in its name, accounts (the “Disbursement Accounts”) at Lender into which Lender shall, from time to time, deposit proceeds of Revolving Credit Advances made pursuant to Section 1.1 for use solely in accordance with the provisions of Section 1.3. All of the Disbursement Accounts as of the Closing Date are listed in Attachment 1 hereto.

4.	Upon the request of Lender, each Corporate Credit Party shall forward to Lender, on a daily basis, evidence of the deposit of all items of payment received by such Corporate Credit Party into the Blocked Accounts and copies of all such cheques and other items, together with a statement showing the application of those items relating to payments on Accounts to outstanding Accounts and a collection report with regard thereto in form and substance satisfactory to Lender.

ATTACHMENT 1 TO SCHEDULE D

LIST OF BANK ACCOUNTS

1.            Disbursement Accounts

Bank Name	Currency	Bank Address	Account Number

Royal Bank of Canada	CAD$

Royal Bank of Canada	U.S.$

2.            Blocked Accounts

Bank Name	Currency	Bank Address	Account Number

Royal Bank of Canada	CAD$

Royal Bank of Canada	U.S.$

SCHEDULE E

FEES

1.	Unused Line Fee: For each day from the Closing Date, and through and including the Commitment Termination Date, an amount equal to the Maximum Amount less the aggregate of: (a) the aggregate amount of Revolving Credit Advances outstanding at the end of each day; and (b) the total Letter of Credit Obligations incurred by Lender and outstanding at the end of each day, multiplied by 0.375% and divided by 365 or 366, as applicable, depending on the actual number of days in the year in respect of the period for which the Unused Line Fee is payable. The Unused Line Fee for each month (except for the month in which the Commitment Termination Date occurs) is payable in arrears on the first day of each calendar month following the Closing Date; the final monthly instalment of the Unused Line Fee is payable on the Commitment Termination Date. Notwithstanding the foregoing, any unpaid Unused Line Fee is immediately due and payable on the Commitment Termination Date.

2.	Letter of Credit Fee: The Letter of Credit Fee shall be quoted by the Lender at the time of issue and will be governed by separate agreements to be entered into between Borrower and Lender.

3.	Closing Fee: A fully earned non-refundable closing fee of $75,000, of which $35,000 has already been paid and the balance of which, in the amount of $40,000, is payable on the Closing Date.

4.	Collateral Monitoring Fee: A fully earned and non-refundable collateral monitoring fee of $12,000 per annum, payable in advance in equal monthly instalments of $1,000 beginning on the Closing Date and on the first day of each month thereafter.

5.	Prepayment Fee: An amount equal to the sum of (x) the Maximum Amount and (y) the principal amount outstanding under the on the date of prepayment and termination, multiplied by:

2% if Lender’s obligation to make further Revolving Credit Advances or incur additional Letter of Credit Obligations is terminated (voluntarily by Borrower, upon Default or otherwise) on or after the Closing Date and on or before the first anniversary of the Closing Date, payable on the Commitment Termination Date; or

1% if Lender’s obligation to make further Revolving Credit Advances or incur additional Letter of Credit Obligations is terminated (voluntarily by Borrower, upon Default or otherwise) after the first anniversary of the Closing Date and on or before the second anniversary of the Closing Date, payable on the Commitment Termination Date.

Borrower acknowledges and agrees that: (i) it would be difficult or unpractical to calculate Lender’s actual damages from early termination of Lender’s obligation to make further Revolving Credit Advances and incur additional Letter of Credit Obligations for any reason pursuant to Section 1.2(c) or Section 7.2; (ii) the Prepayment Fees provided above are intended to be fair and reasonable approximations of such damages; and (iii) the Prepayment Fees are not intended to be penalties. No Prepayment Fee will be payable if the Revolving Credit Loans are refinanced by another Royal Bank of Canada credit facility.

6.	Field Examination Fees: Borrower will reimburse Lender for Lender’s standard charges in respect of audit reviews, field examinations and collateral examinations, including the standard charges of the Lender’s internal field examination group (currently $ 1200 per person per day), and all out of pocket expenses incurred in connection therewith and applicable taxes. This shall not be construed to limit Lender’s right to use third parties for such purposes.

7.	Appraisal Fees: Borrower will reimburse Lender for all out of pocket expenses incurred by Lender in connection with the appraisals of Inventory conducted for Lender by an appraisal firm acceptable to Lender.

8.	Miscellaneous Fees: Borrower shall be liable for all of Lender’s customary miscellaneous fees for activities undertaken by Lender, including additional uploads, amendments, waivers and other matters.

SCHEDULE F

SCHEDULE OF DOCUMENTS

The obligation of Lender to make the initial Revolving Credit Advances and extend other credit is subject to satisfaction of the condition precedent that Lender shall have received the following, each, unless otherwise specified below or the context otherwise requires, dated the Closing Date, in form and substance satisfactory to Lender and its counsel:

PRINCIPAL LOAN DOCUMENTS

1.	Loan Agreement. The Loan Agreement duly executed by Borrower and the other Credit Parties party thereto.

2.	Borrowing Base Certificates. Original Borrowing Base Certificates duly executed by an Authorized Officer of Borrower.

3.	Notice of Borrowing. An original Notice of Borrowing duly executed by an Authorized Officer of Borrower.

COLLATERAL DOCUMENTS

1.	Acknowledgement Copies of Financing Statements. Acknowledgement copies of proper financing statements and notices of recording under the PPSA and Civil Code of Quebec, as applicable, duly filed in all jurisdictions as may be necessary or, in the opinion of Lender, desirable to perfect Lender’s Lien on the Collateral.

2.	Searches. Certified copies of PPSA and as applicable, Register of Personal and Movable Real Rights of Quebec searches, as applicable, or other evidence satisfactory to Lender, listing all effective financing statements and recordations which name Borrower and each other applicable Corporate Credit Party (under present name, any previous name or any trade or doing business name) as debtor and together with copies of such other financing statements.

3.	GSAs/Hvpothecs/Bank Act Security. General security agreements and hypothecs of moveable property from each Credit Party granting a first priority Lien, subject to Permitted Encumbrances, in favour of Lender, in form and substance satisfactory to Lender in its sole, unfettered discretion (but not contradicting the terms hereof). Borrower shall also grant security to Lender under section 427 of the Bank Act (Canada) in form and substance satisfactory to Lender.

4.	Intellectual Property Documents. Agreements relating to the granting to Lender of a security interest in Intellectual Property of Borrower to the extent applicable in a form suitable for filing with the appropriate federal filing office.

5.	Other Recordings and Filings. Evidence of the completion of all other recordings and filings (including termination statements and other Lien release documentation) as may be necessary or, in the opinion of and at the request of Lender, desirable to perfect Lender’s Lien on the Collateral and ensure such Collateral is free and clear of other Liens (except Permitted Encumbrances).

6.	Accounts Receivable Insurance. If applicable, assignment of accounts receivable insurance in favour of Lender in a form satisfactory to Lender.

THIRD PARTY AGREEMENTS

1.	Landlord and Mortgagee Consents. Unless otherwise agreed to in writing by Lender, duly executed landlord (in the form of Exhibit E), bailee and mortgagee waivers and consents from the landlords, bailees and mortgagees of all of Borrower’s leased or owned locations where Collateral is held, in each case, in form and substance satisfactory to Lender.

2.	Cash Management System. Duly executed Blocked Accounts Agreement and, if required by Lender, pledged account agreements in respect of the Disbursement Accounts as contemplated by Schedule D.

3.	Guarantees. Unlimited Guarantees executed by Grande West Transportation Group Inc. and Grande West Transportation International US, Inc.

4.	Postponement and Assignments of Claim. Postponement and Assignments of Claim executed by (i) Grande West Transportation Group Inc.; and (ii) in favour of Lender.

5.	Other Documents. N/A

6.	EDC Guarantee. Duly executed Guarantee from EDC in respect of the Foreign Production Deposits.

OTHER DOCUMENTS

1.	Environmental Audit. Lender’s standard form environmental questionnaire and copies of all existing environmental reviews and audits and other information pertaining to actual or potential environmental claims relating to the Collateral and the Credit Parties, as Lender may require.

2.	Insurance Policies. Originals or copies of insurance policies described in Section 3.16, together with evidence showing loss payable or additional insured clauses or endorsements in favour of Lender.

3.	Existing Lease Agreements. Copies of any existing real property leases and equipment leases to which Borrower is a party and any other document or instrument evidencing or relating to existing Indebtedness of Borrower, together with all certificates, opinions, instruments, security documents and other documents relating thereto, all of which shall be satisfactory in form and substance to Lender, certified by an Authorized Officer of Borrower as true, correct and complete copies thereof.

4.	CRA Consent. Canada Revenue Agency (“CRA”) business consent form whereby each Credit Party requested by Lender provides its authorization and consent for Lender to communicate directly with CRA.

SCHEDULE G

MATERIAL CONTRACTS

Contract	Date of Contract	Parties	Notes

Contract	Date of Contract	Parties	Notes

[This list is the ordinary course of business bus purchase contracts that have customer details that have been redacted for confidentiality reasons]

SCHEDULE H

BANK PRODUCTS

A.           Visa Facility

Provided that Lender will make a corporate visa credit card facility (the “Visa Facility”) available to Borrower in the maximum amount of $0, or such other amount as agreed to in writing by Lender in its sole and absolute discretion (the “Visa Limit”), subject to the following terms and conditions:

(a)	notwithstanding any other provision of this Agreement, the Visa Facility is payable on demand and Lender may cancel or restrict the availability of the Visa Facility, or any unutilized portion thereof, at any time in its sole and absolute discretion. The Visa Limit may be reserved, dollar for dollar, from the Borrowing Availability (the “Visa Reserve”);

(b)	the Visa Facility will be governed by separate agreements entered into between Borrower and Lender (collectively, the “Visa Facility Agreements”) and, in the event of a conflict between the terms and conditions of this Agreement and the Visa Facility Agreements, the terms and conditions of the Visa Facility Agreements will govern and prevail to the extent of such conflict; and

(c)	the Visa Facility shall form part of the Obligations secured by all of Lender’s security.

B.            Foreign Exchange Facility

Provided that no Event of Default has occurred, Lender may at its sole option and discretion, upon Borrower’s written request, enter into foreign exchange transactions, agreements or options (“Fx Contracts”) with Borrower from time to time on terms and conditions to be negotiated on a transaction-by-transaction basis (the “Fx Facility”), provided that the Lender has been provided with and is satisfied with, a guarantee issued by EDC to Lender in respect of such Fx Facility. Lender makes no commitment to enter into or arrange any Fx Contracts with Borrower and may at any time, in its sole and absolute discretion, decline to enter into or terminate any Fx Contracts. In the event that Borrower requests, and Lender agrees, to enter into any such Fx Contracts with Borrower, it will do so subject to the following:

(a)	in no event, shall the “credit exposure” of the Fx Facility, as determined by Lender from time to time in its discretion exceed at any time the aggregate amount of $1,000,000 or such other amount as agreed to in writing by Lender in its sole and absolute discretion. Such Fx “credit exposure” may be reserved, dollar for dollar, from the Borrowing Availability (the “Fx Reserve”);

(b)	Borrower shall promptly issue or countersign and return a confirmation or acknowledgement of the terms of each such Fx Contract as required by Lender;

(c)	Borrower shall, if required by Lender, promptly enter into a Foreign Exchange and Options Master Agreement or such other agreement, in form and substance satisfactory to Lender, to govern such Fx Contracts;

(d)	in the event of demand for payment concerning any Fx Contracts, Lender may terminate all or any other Fx Contracts at its sole option and discretion. If the agreement governing any such Fx Contracts does not contain provisions governing termination, any such termination shall be effected in accordance with customary market practice applied by Lender from time to time. Lender’s determination of amounts owing under any terminated Fx Contracts shall be conclusive evidence of the amounts owing thereunder, absent manifest error;

(e)	Lender shall apply any amount owing by Lender to Borrower on termination of any such Fx Contracts against Borrower’s obligations to Lender and any amount owing by Borrower to Lender on such termination shall form part of the Obligations secured by all of Lender’s security;

(f)	Borrower shall pay all required fees in connection with any such Fx Contracts and hereby indemnifies and holds Lender harmless from and against any and all losses, costs and expenses incurred by Lender in relation to any Fx Contracts, including, without limitation, the costs of terminating or cancelling any Fx Contracts;

(g)	any rights of Lender in respect of any such Fx Contracts are in addition to and not in limitation of, or substitution for, any rights of Lender under any agreement governing such Fx Contracts. In the event that there is any inconsistency at any time between the terms hereof and any agreement governing such Fx Contracts, the terms of such agreement governing such Fx Contracts shall prevail to the extent of such inconsistency; and

(h)	Borrower hereby covenants and agrees to report the outstanding amounts of any and all FxContracts to Lender in its Borrowing Base Certificate required to be delivered to Lender on a weekly basis.

EXHIBIT A

FORM OF NOTICE OF BORROWING OR CONTINUATION/CONVERSION

(Letter to be typed on Borrower’s Letterhead)

[DATE]

Royal Bank of Canada
20 King Street West, 4th Floor
Toronto, Ontario M5H 1C4

Attention:	Operations Group
FAX:	1-800-924-9610
E-MAIL:

cc:
Attention:	Portfolio Manager
E-MAIL:

BORROWING NOTICE

We refer to the loan agreement dated as of October 23, 2017 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Agreement”; capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Loan Agreement), among Grande West Transportation International Ltd. (“Borrower”) and Royal Bank of Canada (“Lender”).

We hereby instruct and authorize Lender to [make advances] [continue/convert an outstanding loan] to our disbursement account(s), subject to and in accordance with the terms and provisions of the Agreement to the account numbers specified below and to charge Borrower’s loan account with each such [advance(s)] [continuation(s)/ conversion(s)].

Borrower hereby requests [an advance] [the continuation/ conversion of an outstanding loan] (the “Advance”) be made as follows:

In respect of the Operating Loan:

A.            Date of Advance:

B.            Type/ amount of Advance1 to be made:

1 In the case of Advances made based upon the BA Equivalent Rate or the LIBOR Rate, the amount of the Advance may not be less than $ 1,000,000 (in the case of Advances made based upon the BA Equivalent Rate) or U.S.$1,000,000 (in the case of Advances made based upon the LIBOR Rate) and must be integral multiples of $100,000 (in the case of Advances made based upon the BA Equivalent Rate) or U.S.$100,000 (in the case of Advances made based upon the LIBOR Rate) in excess thereof.

Moreover, if the Notice of Borrowing or Notice of Continuation/Conversion does not specify whether the Advance is to be made based upon RBP, RBUSBR, the BA Equivalent Rate or the LIBOR Rate, then it shall be deemed to be a request for a RBUSBR based Advance if denominated in U.S.S and a RBP based Advance if denominated in CAD$.

RBP based Advance (CAD$):
RBUSBR based Advance (U.S.$):
BA Equivalent Rate based Advance (CAD$):
LIBOR Rate based Advance (U.S.$):

C.           [Type of Advance resulting from the conversion or continuation (if applicable):

RBP based Advance (CADS):
RBUSBR based Advance (U.S.$):
BA Equivalent Rate based Advance (CAD$):
LIBOR Rate based loan (U.S.$):

D.           Proceeds of the Advance are to be directed as follows:

CADS #_______________________

U.S.S #_______________________

E.            Duration of the Interest Period (for Advances based upon the BA Equivalent Rate or the LIBOR Rate)2: _______________________ [1, 2, 3 or 6 months]

In respect of the EDC Loan:

F.	The date of Advance:

G.	The Type/amount of Advance:

RBP based Advance (CADS):
RBUSBR based Advance (U.S.$):
BA Equivalent Rate based Advance (CADS):
LIBOR Rate based Advance (U.S.$):

H.           Proceeds of Advance re to be directed as follows:

CADS #_______________________

U.S.$ #_______________________

Borrower hereby confirms as follows:

2 If the Notice of Borrowing or Continuation/Conversion fails to specify the duration of the Interest Period for Advances made based upon the BA Equivalent Rate or the LIBOR Rate, such Interest Period shall be for one (1) month.

(a)	Each of the representations and warranties made by each of the Credit Parties in or pursuant to the Agreement and the other Loan Documents are true and correct in all material respects on and as of the date hereof as if made on and as of such date, except as Lender may have otherwise agreed to herein or in a separate writing.

(b)	No Default has occurred as of the date hereof or will occur after the making of the Advance(s) requested hereunder.

DATED this _ day of________ , 201_.

BORROWER:

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

By:	c/s
Name:
Title:

EXHIBIT B

OTHER REQUIRED REPORTS AND INFORMATION

[Note to draft: Bank to advise]

EXHIBIT C-1

FORM OF BORROWING BASE CERTIFICATE (OPERATING LOAN)

EXHIBIT C-1
BORROWING BASE CERTIFICATE

I, the Authorized Officer of Grande West Transportation International Ltd. ., (“Borrower”) hereby certify as of [insert date]:

1.	I am familiar with and have examined the provisions of the loan agreement (the “Agreement”) dated, 201x between Borrower and Royal Bank of Canada and have made reasonable investigations of records and inquiries of other officers and senior personnel of Borrower. Terms defined in the Agreement have the same meanings where used in this certificate.

		$	calculated as follows:
2.	The Net Borrowing Availability is	-

	U.S.$ exchange rate at xx (Bank of Canada noon rate for	$
	xx, 20xx)	-

	CAD$	U.S.$	Total $
total accounts receivable	-	-	-
total accounts receivable (excluding those from Investment Grade Debtors or that are insured)			-
less:			-
(a) Accounts > 90 days past the invoice date			-
(b) Accounts due from Affiliates, Intercompany/Related Parties			-
(c) Accounts < 90 days past the invoice date where collection is suspect (eg. bankrupt customers)			-
(d) Accounts subject to hold backs, contras or rights of setoff			-
(e) Accounts subject to prior encumbrances			-
(f) foreign Accounts			-
(g) Accounts due from the federal government, (not to include municipalities or eligible provinces/transit authorities)			-
(h) debit notes included in Accounts			-

(i) “bill and hold” Accounts			-
(j) Accounts relating to pre-billings			-
(k) past due credit notes (> 90 days)			-
(1) non trade related Accounts			-
(m) other ineligible Accounts			-
(n) credit notes not included in Accounts			-
(o) cross-aging adjustment (25%)			-
(p) concentration adjustment, (25% concentration other than Canadian Municipalities/provinces and transit authorities at 75%)			-
-

(r) other adjustments			-

dilution %	0.00%		0.00%
less: dilution reserve
Eligible Accounts (excluding those from Investment Grade Debtors or that are insured)	-	-	-
margined at:	-	-	-

margined Eligible Accounts (excluding those from Investment Grade Debtors or that are insured)	-	-	-	A

accounts receivable from Investment Grade Debtors, credit card receivables and insured accounts			-
less:			-
(a) Accounts > 120 days past the invoice date			-
(b) Accounts subject to hold backs, contras or rights of setoff			-
(c) Accounts subject to prior encumbrances			-
(d) foreign accounts			-
(e) Accounts due from the federal government, (not to include municipalities or eligible provinces)			-
(f) debit notes included in Accounts			-
(g) “bill and hold” Accounts			-
(h) past due credit notes (> 120 days)			-
(i) non trade related Accounts			-

(j) other ineligible Accounts			-
(k) credit notes not included in Accounts			-
(1) amounts in excess of credit insurance < 120 days			-
(m) cross-aging adjustment (25%)			-
(n) concentration adjustment, (25% concentration other than Canadian Municipalities at 75%)			-
(o) other adjustments			-
	-	-	-
dilution %	0.0%		0.0%
less: dilution reserve	-	-	-
Eligible Investment Grade or Insured Accounts	-	-	-
margined at:
margined Eligible Investment Grade or Insured Accounts	-	-	-	B

total margined Accounts (A+B)			-	C
total Inventory			-
total Inventory per perpetual listing (Buses)
less:
(a) slow moving inventory
(b) Warranty provisions
(c) inventory located where landlord waiver/bailee letters are required but not held or where inventory amounts are less than $100,000
(d) inventory at contract manufacturers or outside processors without satisfactory access agreements.
(e) Inventory subject to prior encumbrances
(f) goods subject to unpaid suppliers’ repossession rights (30 day goods)
(g) Estimated Change fee on Buses
(h) Demo Buses not located at Company Controlled sites
(i) 40% Deposits on BC Transit Buses (or any other deposits on buses)
(j) Other non-qualifying inventory			-
Eligible Inventory (raw materials)			-
NOLV

margined Eligible Inventory (Bus Inventory)
			-	D

total Inventory per perpetual listing (Spare Parts)
less:
(a) slow moving inventory	-
(b) inventory located where landlord waiver/bailee letters are required but not held or where inventory amounts are less than $100,000
(d) inventory at contract manufacturers or outside processors without satisfactory access agreements.
(e) Inventory subject to prior encumbrances
(f) goods subject to unpaid suppliers’ repossession rights (30 day goods)
(g) Other non-qualifying inventory	-

Eligible Inventory (finished goods)	-

NOLV

margined Eligible Inventory (Spare Parts Inventory)	-	E

total margined Inventory (D+E) (to a maximum of $15,000,000	-	F

total margined Accounts and Inventory (OF)	-	G

less: reserves
potential prior ranking claims (per attachment)	-
FX Reserve
Visa Reserve
	-	H
Borrowing Base (G-H)	-	1
Maximum Amount	20,000,000.00	J
Borrowing Availability (lesser of: (i) I; and (ii) J)	-	K
less:
Revolving Credit Advances
Letter of Credit Obligations
Overdrafts
	-	L

less: minimum Net Borrowing Availability requirement				M

Net Borrowing Availability (K-L-M)			-

	CAD$	U.S.$	Total (CAD$)

total Foreign Production Deposits	-		-	A
total Eligible Inventory in respect of which such Foreign Production Deposits have been paid by the Borrower (margined at )	-		-	B
less: reserves			-	C
Borrowing Availability (lesser of: A and B-C )			-	D
Maximum Amount			3,000,000.00	E
Net Borrowing Availability (lesser of: D and E)			-

3.	The reports and information provided herewith are accurate and complete in all respects and all amounts included as potential prior ranking claims are current amounts owing and not in arrears [indicate any claims that are past due other than those specifically noted].

Dated this__ day of_______ , 201 x

Per:
___________________, Authorized Officer

POTENTIAL PRIOR RANKING CLAIMS

CAD$

GST

HST

PST/QST

employee source deductions (including EI, CPP and taxes)

past due employer health tax

past due workers’ compensation

WEPPA reserve ($2,000/full time employee; $l,000/part time employee)

RRSP (employee contributions)

pension plan contributions

rent

[realty/municipal taxes if owned real estate]

other

total

number of full time employees:

number of part time employees:

ATTACHMENT “l”TO EXHIBIT C ACCOUNTS

RECEIVABLE ROLL FORWARD

	CAD$	U.S.$
total accounts receivable as of last Borrowing Base Certificate dated ___________
gross sales invoiced (+)
credit notes (-)
total cash deposits into Blocked Accounts (-)
cash deposits into Blocked Accounts not credited against accounts receivable (+)
cash deposits into Blocked Accounts not related to accounts receivable (+)
adjustments (+/-)
total accounts receivable as of current Borrowing Base Certificate dated

EXHIBIT C-2

FORM OF BORROWING BASE CERTIFICATE (EDC LOAN)

I, the Authorized Officer of Grande West Transportation International Ltd. (“Borrower”) hereby certify as of ●, 20●●:

1.	I am familiar with and have examined the provisions of the loan agreement (the “Agreement”) dated October 23, 2017 between the Borrower and Royal Bank of Canada (“Lender”) and have made reasonable investigations of records and inquiries of other officers and senior personnel of Borrower. Terms defined in the Agreement have the same meanings where used in this certificate.

2.	The Net Borrowing Availability is $●, calculated as follows: U.S.$ exchange rate at ● (Bank of Canada noon rate for ●, 20●)

	CAD$	U.S.$	Total (CAD$)

total Foreign Production Deposits				A

total Eligible Inventory in respect of which such Foreign Production Deposits have been paid by the Borrower (margined at 85% of NOLV)				B

less: reserves
C

Borrowing Availability (lesser of: A and B-C )				D

Maximum Amount			3,000,000	E

Net Borrowing Availability (E-D)

EXHIBIT D

FORM OF COMPLIANCE CERTIFICATE

TO:         Royal Bank of Canada (“Lender”)

The undersigned,___________________ [TITLE of AUTHORIZED OFFICER], of Grande West Transportation International Ltd. (the “Borrower”), pursuant to the provisions of the loan agreement dated as of October 23, 2017 among, inter alia, Lender and Borrower (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Agreement”), DOES HEREBY CERTIFY in [his/her] capacity as an authorized officer of Borrower and not in [his/her] personal capacity that:

1.	The Financial Statements attached hereto fairly and accurately represent Borrower’s financial condition at the end of the particular accounting period set out in such Financial Statements, as well as Borrower’s and its Subsidiaries’ operating results during such accounting period, subject to year-end audit adjustments;
2.	A review of such Financial Statements and of the activities of Borrower and its Subsidiaries during the period covered by such Financial Statements has been made under my supervision with a view to determining whether Borrower and the Subsidiaries have fulfilled all of their obligations;
3.	From the commencement of the accounting period set out in such Financial Statements to the date hereof:

(a)	each of Borrower and the Subsidiaries have fulfilled each of its respective obligations under each of the Loan Documents to which it is a party;

(b)	there has been no Default or Event of Default under the Agreement;

(c)	Borrower is not aware of any event or circumstance which could reasonably have or could reasonably have had a Material Adverse Effect;

(d)	the representations and warranties contained in the Agreement and the other Loan Documents are correct in all material respects on and as of the date hereof as though made on and as of such date, other than any such representation or warranty which relates to a specified prior date and except to the extent that Lender has been notified in writing by Borrower that any representation or warranty is not correct and Lender has explicitly waived in writing compliance with such representation or warranty;

(e)	Borrower has been in full compliance with all covenants set out in the Agreement, including Financial Covenants as evidenced by the calculations attached hereto as Attachment 1;

(f)	no new Subsidiaries were formed or acquired since the end of the previous calendar month [If acquired or formed, indicate for each such Subsidiary, the date of the formation or acquisition];

(g)	no change in IFRS or in the application thereof has occurred since the date of the most recent audited annual Financial Statements of Borrower delivered to Lender [If a change has occurred, specify the details of the change and its effect on the accompanying Financial Statements]; and

[if any of the foregoing is incorrect, revise wording accordingly to include particulars of any variation.]

4.	Capitalized tenns used herein and not otherwise defined shall have the meanings given to such terms in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Compliance Certificate on behalf of Borrower as of the_______ day of________________ , 20<●>.

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.
By:
Name:
Title of Authorized Officer

ATTACHMENT “1” TO EXHIBIT D

FINANCIAL COVENANTS

COMPANY NAME

MONTHLY CERTIFICATE	_____________________________________________ 20 ______

A.	Fixed Charge Coverage Ratio
Net Income (Loss)
plus:
interest expense
unrealized foreign exchange losses
income tax expense
amortization expense
depreciation expense
expenses in respect of Operating Leases
rental expenses
unusual or non-recurring losses
minus:
unusual or non-recurring gains
unrealized foreign exchange gains
EBITDAR
minus:
unfunded Capital Expenditures
cash income taxes paid or otherwise payable
(i) TOTAL

cash interest paid or otherwise payable
scheduled payments under Operating Leases
rental payments
scheduled payments of principal on Funded Debt
payments to Affiliates
distributions to shareholders
(ii) TOTAL

Fixed Charge Coverage Ratio = (i)/(ii)

EXHIBIT E

FORM OF LANDLORD WAIVER

LANDLORD’S WAIVER AND CONSENT

This Landlord’s Waiver and Consent made as of the_____ day of_______________ , 201● by ● (the “Landlord”) to Royal Bank of Canada (the “Lender”).

The Lender has a security interest under, inter alia, the Personal Property Security Act (British Columbia) in all of the personal property of Grande West Transportation International Ltd. (the “Borrower”) which includes, without limitation, all of the Borrower’s equipment, inventory, stock, goods and other property which are now or in the future may become located or stored (but excludes any leasehold improvements or fixtures installed or affixed to the applicable real property) (collectively, the “Collateral”) at the location set forth in Attachment “1” hereto and any other location owned or controlled by the Landlord or any of its affiliates (as defined in the Business Corporations Act (Canada)) (collectively, the “Premises”).

The Landlord owns or has an interest in the Premises and has entered into a lease of the Premises set forth in Attachment “1” with the Borrower, a copy of such lease being attached hereto as Attachment “2” (the “Lease”). In order to induce the Lender, now or from time-to-time, to make financial accommodations to the Borrower, and in consideration of any financial accommodation extended by the Lender to the Borrower at any time and for other good and valuable consideration now paid by the Lender to the Landlord (the receipt and sufficiency of which consideration is hereby acknowledged by the Landlord), the Landlord does hereby consent and agree with the Lender, as follows:

(i)	the Landlord acknowledges that: (a) the Lease is in full force and effect; and (b) the Landlord is not aware of any existing default under the Lease;

(ii)	the Landlord consents to the issuance of and acknowledges the validity of the Lender’s security interest in the Collateral and disclaims and waives all interest in the Collateral at any time during which the Borrower is indebted to the Lender and does hereby specifically waive any security interest in the Collateral provided in the Lease, and consents to the placement, storage and retention upon the Premises of the Collateral or any portion thereof on the Premises. The Landlord will not assert any claim or interest in the Collateral in priority to the Lender nor seek levy or distrain upon it for rent or otherwise;

(iii)	the Landlord consents to the Lender’s entry upon the Premises at reasonable times to inspect or remove the Collateral from the Premises (without the Lender being deemed to be in possession of the Premises or being required to pay any amount to the Landlord whatsoever), so long as the Lender repairs physical damage, if any, done to the Premises by the Lender or its agents, or reimburses the Landlord for the reasonable cost of such repairs, but not for any diminution in the value of the Premises caused by the absence of the Collateral removed or by the necessity of replacing it;

(iv)	the Landlord agrees to promptly give to the Lender written notice at 200 Bay Street, 30th Floor, Royal Bank Plaza, Toronto, Ontario M5J 2J5, Attn: Portfolio Manager (Fax: (416) 974-7620) of any default by the Borrower under the Lease and the Lender shall have the right, but not the obligation, for a period of five (5) business days from receipt of that notice (or such longer period as may be provided for in the Lease) to cure any default and in the event of a payment default, the payment by the Lender to the Landlord of the maximum amount of one (1) month arrears of basic rent, as provided for in the lease, shall be deemed to be a cure of such payment default. In addition, the Landlord shall also promptly advise the Lender, in writing, of the initiation of any proceeding, judicial or otherwise, to terminate the Borrower’s rights in the Premises, and the Landlord agrees that the Lender shall have thirty (30) days after receipt of that notice to enter upon the Premises for purposes of taking possession or removing the Collateral from the Premises (without the Lender being required to pay any amount to the Landlord whatsoever or being deemed to be in possession of the Premises);

(v)	if the Lender or its agent cures any existing default under the Lease as provided for and within the time specified in paragraph (iv) and continues to pay all amounts becoming due to the Landlord under the Lease after the curing of such default, Lender or its agents shall be entitled to be in, or shall be entitled to permit Tenant to be in, continued possession of the Premises. If any default is by its nature not capable of rectification or remedy or if any trustee in bankruptcy of the Borrower disclaims the Lease, the Landlord shall so notify the Lender and if requested in writing by the Lender within ten (10) days of the delivery of such notice and provided the Lender has remedied any uncured monetary default by the Borrower, the Landlord shall grant to the Lender or its nominee a new lease of the Premises on the same terms and conditions (including renewal rights) as those contained in the Lease for a term equal to the balance of the unexpired term (a “Replacement Lease”);

(vi)	in the event that the Lender exercises in writing its rights pursuant to Section (v) hereof, the Landlord agrees that the Lender shall have the right to make a further transfer, assignment or sublet of the Lease or Replacement Lease, as the case may be, to a third party who is not more objectionable to the Landlord than the Borrower, to be determined by the Landlord and the Lender, acting reasonably, on the prior written consent of the Landlord (such consent not to be unreasonably withheld or delayed), and upon such transfer, assignment or sublet, the Lender shall hereby be released from all obligations under the Lease or Replacement Lease, as the case may be, in respect of that period from and after the effective date of any such transfer, assignment or subletting;

(vii)	as a separate remedy hereunder, the Landlord agrees that after the Lender has repossessed the Collateral and notified the Landlord of such fact, the Lender shall have the option of keeping the Collateral on the Premises for purposes of disposing of it from the Premises for ninety (90) days after the giving of such notice (the “Option Period”). During the Option Period, the Lender shall only be obligated to pay any basic rent on a per diem basis, as specified in the Lease, until such time as the Collateral is removed from the Premises and the Lender has provided the Landlord with written notice that it intends to terminate the Option Period. Notwithstanding the right to remain on the Premises for the full Option Period, the Lender shall have the option of terminating such arrangement at any time during the Option Period upon providing the Landlord with written notice of its intent at least three (3) days before such commitment termination date;

(viii)	all notices hereunder shall be in writing, sent personal delivery or fax, to the respective parties and the addresses set forth on the signature page or at such other address as the receiving party shall designate in writing; and

(ix)	this Landlord’s Waiver and Consent: (i) may be executed in any number of counterparts by facsimile transmission, each of which counterparts shall be deemed to be originals and all of which when taken together shall form one and the same Landlord Waiver & Consent; (ii) shall be governed by and in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein; and (iii) shall enure to the benefit of the Lender and its successors and assigns, and shall be binding upon the successors and assigns of the Landlord. The Landlord shall not transfer title to the Premises unless the Landlord obtains an agreement in writing in favour of the Landlord and the Lender that such transferee/purchaser agrees to be bound by the provision of this Landlord Waiver and Consent as if such transferee/purchaser was a party hereto.

IN WITNESS WHEREOF, this Landlord’s Waiver and Consent is entered into as of the date first set forth above.

[NAME OF LANDLORD]
NOTICE ADDRESS:
Attention:	By:		c/s
Name:
Facsimile:		Title:
	By:		c/s
Name:
Title:
I/we have authority to bind the Corporation

Agreed and acknowledged by Borrower:
GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

By:	c/s
Name:
Title:

ATTACHMENT “1” TO EXHIBIT E

Legal Description of the Premises

Municipal Address:

[Note to draft: To be completed by Borrower’s Counsel or Landlord]

Legal Description:

[Note to draft: To be completed by Borrower’s Counsel or Landlord]

ATTACHMENT “2” TO EXHIBIT E

Copy of Lease

[Note to draft: To Be Provided by Landlord]

DISCLOSURE SCHEDULE (3.2)

CORPORATE NAMES

Corporate Names

Grande West Transportation Group Inc.

Grande West Transportation International Ltd.

Grande West Transportation International (US) Inc.

Locations

Main office - 3168 262 St, Aldergrove BC V4W 2Z6

Warehouse - 26180 31B Ave, Aldergrove BC V4W2Z6

DISCLOSURE SCHEDULE (3.6)

REAL ESTATE; PROPERTY

Owned Real Estate

Nil.

Leased Real Estate

Main office - 3168 262 St, Aldergrove BC V4W 2Z6

Warehouse - 26180 31B Ave, Aldergrove BC V4W2Z6

DISCLOSURE SCHEDULE (3.7)

SHARES; AFFILIATES

Grande West Transportation International Ltd

Grande West Transportation Group Inc. owns all 52.5 Class A Voting shares

Grande West Transportation Group Inc. owns all 62.5 Class G Non-Voting shares

Grande West Transportation International (US) Inc.

Grande West Transportation Group Inc. owns all Voting stock

DISCLOSURE SCHEDULE (3.9)

TAXES

No taxes owing - company has $14,840,000 in loss carryforwards per Dec 31, 2016 year end audit

DISCLOSURE SCHEDULE (3.11)

PENSION PLANS

Nil.

DISCLOSURE SCHEDULE (3.12)

LITIGATION

Nil.

DISCLOSURE SCHEDULE (3.13)

INTELLECTUAL PROPERTY

See attached letter signed by CEO. Company does not have any patents.

April 10th, 2013

Intellectual Property

Grande West has dedicated itself to taking the appropriate steps to ensure the Intellectual Property meets and surpasses any constitutional regulations or requirements. These steps include extensive engineering and financial obligations.

With the help of numerous engineers deemed as experts in their field, not only by their peers but by their multiple engineering awards, Grande West designed the Vicinity Bus. Grande West sought out only the best engineers to draw, design and ensure each individual component would function at the highest standard within the unique framework and design of this particular bus. To date, no other company in North America is producing a similar bus.

The investment of time and money into the production of the bus allowed Grande West to achieve their long-term goal of having the CMVSS award the Vicinity Bus official certification. Grande West knew how important certification was and committed three years to the design process and a substantial financial commitment exceeding 2 million dollars. Not only does Grande West have complete control over the design of the bus, including the full range of drawings, but also the Vicinity Bus has been officially certified by the CMVSS for North America.

Due to the extensive steps Grande West went through to ensure industry standards were exceeded, Grande West now has sole ownership of this certification. This certification is now kept in a fire proof safe for protection. The certificate must be available within 24 hours if the government requests to review it. This document in itself controls the Intellectual Property and therefore ensures the design rights and the integrity of the Vicinity Bus remains solely with Grande West.

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

William Trainer,

Chief Executive Officer

26180 31B Avenue, Aldergrove, BC, V4W 2Z6    ●    Phone: 604.607.4000  ●  Fax: 604.607.4004  ●  Email: wfrainer@grandewest.com

DISCLOSURE SCHEDULE (3.15)

ENVIRONMENTAL MATTERS

Nil.

DISCLOSURE SCHEDULE (3.16)

INSURANCE

See attached insurance summary.

wylie. CRUMP

Be Assured.

SUMMARY OF INSURANCE

Grande West Transporation International Ltd

GRANDE WEST
TRANSPORTATION

301-1620 WEST 8TH AVENUE
VANCOUVER BC V6J 1V4

P_604 687 8938 F_604 687 5858
T_888 315 6386

WYLIECRUMP.COM

TABLE OF CONTENTS

SUMMARY OF COVERAGE	3
GENERAL INFORMATION	3
ALL RISKS’ PROPERTY INSURANCE	4
COMMERCIAL GENERAL LIABILITY INSURANCE	5
MARINE OPEN CARGO	6

1

SUMMARY OF COVERAGE

GENERAL INFORMATION

NAMED INSURED(S)	Grande West Transporation International Ltd.
MAILING ADDRESS	26810 31B Avenue, Aldergrove, BC V4W 2Z6
INSURED OPERATIONS	Parts Inventory Storage
INSURED LOCATION	01. 26180 31B Avenue, Aldergrove, BC V4W 2Z6 02. 3168 262 Street, Aldergrove, BC V4W 2Z6
POLICY TERM	June 1, 2017 To June 1,2018 12:01 A.M. Standard Time at the Address of the Named Insured

DISCLOSURE SCHEDULE (3.18)

CONTRACTS (OFFSET RISK)

Nil.

DISCLOSURE SCHEDULE (5.2(b))

INDEBTEDNESS

DISCLOSURE SCHEDULE (5.2(e))

LIENS

Nil.

DISCLOSURE SCHEDULE (6.1)

ACTIONS TO PERFECT LIENS

A financing statement has been registered in the British Columbia Personal Property Registry on October 2, 2017 under Base Registration Number 308775K against Grande West Transportation International Ltd., in favour of Royal Bank of Canada, with respect to all present and after-acquired personal property of Grande West Transportation International Ltd., with an expiry date of October 2, 2022.

A financing statement has been registered in the British Columbia Personal Property Registry on October 2, 2017 under Base Registration Number 308782K against Grande West Transportation Group Inc., in favour of Royal Bank of Canada, with respect to all present and after-acquired personal property of Grande West Transportation Group Inc., with an expiry date of October 2, 2022.

A UCC Financing statement has been registered in accordance with the Uniform Commercial Code in the State of Delaware on October 23, 2017 under UCC Initial Filing No. 20177059766 against Grande West Transportation International US, Inc., in favour of Royal Bank of Canada, with respect to all present and after-acquired personal property of Grande West Transportation International US, Inc., with an expiry date of October 23, 2022.

FIRST AMENDMENT AGREEMENT AND CONSENT

THIS FIRST AMENDMENT AGREEMENT AND CONSENT (this “Agreement”) is made as of the 16th day of May, 2018,

AMONG:

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.,

as Borrower

(the “Borrower”)

AND:

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC., as Guarantor

(“GWUS”) AND:

GRANDE WEST TRANSPORTATION GROUP INC.,

as Guarantor

(together with GWUS, the “Guarantors”) AND:

ROYAL BANK OF CANADA

as Lender

(the “Lender”)

WHEREAS:

A.           The Borrower, the Guarantors and the Lender are parties to a loan agreement dated as of October 23, 2017 as may be amended, restated, renewed, extended, replaced or otherwise modified from time to time (the “Loan Agreement”), pursuant to which the Lender made certain credit facilities available to the Borrower;

B.            Pursuant to 3.17 of the Loan Agreement, the Borrower and the other Corporate Credit Parties shall maintain all deposit and/or other accounts with the Lender and shall not have any other bank accounts without the prior consent of the Lender;

C.            GWUS has requested the consent of the Lender, and the Lender has agreed to provide its consent, for GWUS to open bank account in the United States with HSBC Bank USA, N.A. as described herein; and

D.            The Borrower, the Guarantors, and the Lender have agreed to amend the terms of the Loan Agreement pursuant to the terms and conditions set out herein.

NOW THEREFORE THIS FIRST AMENDMENT AGREEMENT AND CONSENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties hereto), the parties agree each with the other as follows:

1.            Definitions. All capitalized terms used herein, including those set out in the Recitals to this Agreement, shall have the meanings ascribed to them in the Loan Agreement unless otherwise specified.

2.             Amendments. The Loan Agreement is hereby amended as follows:

2.1           By deleting Section 3.17 (Bank Accounts) of the Loan Agreement in its entirety and by replacing it with the following:

“Borrower and the other Corporate Credit Parties shall maintain all deposit and/or other accounts, including the Blocked Accounts and the Disbursements Accounts, with the Lender, and any other lender set forth on Attachment 1 to Schedule D (provided that, with respect to the bank account held by Grande West Transportation International US, Inc. with HSBC Bank USA, N.A. and described in Attachment 1 to Schedule D, the balance in such bank account shall not exceed U.S, $25,000 at any given time), and will not have any other bank accounts without the prior written consent of the Lender”;

2.2           By inserting the following subsection immediately following subsection 4.1(b) and immediately preceding subsection 4.1(c) and by renumbering the subsequent subsections accordingly:

“(c)         within ten (10) days following the end of each fiscal quarter of the Borrower, bank account statements with respect to the bank account held by Grande West Transportation International US, Inc. with HSBC Bank USA, N.A. and described in Attachment 1 to Schedule D.”; and

2.3           By deleting Attachment 1 to Schedule D to the Loan Agreement and by replacing it with
Attachment 1 attached hereto.

3.                   Consent. The Lender hereby acknowledges the consent sought by GWUS to hold a bank account in the United States with HSBC Bank USA, N.A and hereby provides its consent to such bank account, on the following conditions: (i) that such bank account shall be used by GWUS primarily for the purpose of processing payroll payments to employees of the Borrower or the Guarantors located in the United States; (ii) that the aggregate balance in such bank account shall not exceed U.S. $25,000 at any given time; and (iii) that the Borrower shall provide, or shall cause GWUS to provide, within ten (10) days following the end of each fiscal quarter of the Borrower, bank account statements with respect to such bank account.

4.                   Conditions Precedent. Notwithstanding any other provision of this Agreement, the effectiveness of this Agreement is subject to the fulfillment of each of the following conditions:

(a)	the Lender shall have received this Agreement duly executed and delivered by the Borrower and the Guarantors;

(b)	the representations and warranties set forth in Section 3 of the Loan Agreement and in the other Loan Documents shall be true and correct in all material respects on and as of the effective date of this Agreement with the same effect as though made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date;

(c)	at the time of and immediately after the effective date of this Agreement, no Default or Event of Default shall have occurred and be continuing; and

(d)	at the time of and immediately after the effective date of this Agreement, there shall have occurred no event or condition that has had, or would reasonably be expected to have, a Material Adverse Effect.

5.                   Fees & Expenses, The Borrower shall pay all accrued fees and expenses (including the reasonable fees and expenses of Borden Ladner Gervais LLP, counsel to the Lender) of the Lender in connection herewith.

6.                   Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, but excluding all choice of law and conflicts of laws rules thereof.

7.                   Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered (including facsimile transmission or as a portable document format (pdf) attachment to an e-mail) shall constitute an original, but all such counterparts when taken together shall constitute one and the same instrument.

8.                   General.

8.1               This Agreement shall be a Loan Document for the purposes of the Loan Agreement.

8.2               The Lender hereby expressly reserves any and all of its rights and remedies under the Loan Agreement and any and all documents and agreements ancillary thereto. This Agreement and/or any decision by the Lender to provide its consent to the matters set out herein, shall in no way constitute a consent to any additional or subsequent requests for which the prior consent of the Lender is required pursuant to the Loan Agreement.

8.3               Except as expressly provided herein, all of the terms and provisions of the Loan Agreement are and shall remain in full force and effect and are hereby ratified and confirmed by the Borrower and the Guarantors.

8.4               The Borrower hereby acknowledges the terms of this Agreement and hereby confirms that all security and other Loan Documents entered into by the Borrower in connection with the Loan Agreement continues to be valid, binding, enforceable and in full force and effect against the Borrower and the Borrower hereby reaffirms all security interests and pledges granted by the Borrower in favour of the Lender pursuant to the Loan Documents.

8.5               Each of the Guarantors hereby acknowledges the terms of this Agreement and hereby confirm that all guarantees, security and other Loan Documents entered into by it in connection with the Loan Agreement continue to be valid, binding, enforceable and in full force and effect against such Guarantor and each of the Guarantors hereby reaffirms all security interests and pledges granted by such Guarantor in favour of the Lender pursuant to the Loan Documents.

8.6                The Borrower and the Guarantors shall do all such further acts and things and execute all such further documents as shall be reasonably required in order to properly perform and cany out the terms of this Agreement.

8.7                Each reference to the Loan Agreement in any of the Loan Documents (including the Loan Agreement) shall be deemed to be a reference to the Loan Agreement, as amended by this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

“Dan Buckle”	By:	“William Trainer”
Name: Dan Buckle		Name:	William Trainer
Title: CFO		Title:

GUARANTORS

GRANDE WEST TRANSPORTATION GROUP INC.
“Dan Buckle”	By:	“William Trainer”
Name: Dan Buckle		Name:	William Trainer
Title: CFO		Title:

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.

“Dan Buckle”	By:	“William Trainer”
Name: Dan Buckle		Name:	William Trainer
Title: CFO		Title:

LENDER

ROYAL BANK OF CANADA
	Bye	“Jeff Patchel ”
		Name:	Jeff Patchel
		Title:	Attomy in Fact

	By:	“Anna Bernat ”
		Name:	Anna Bernat
		Title:	Attorney in Fact

Signature page to First Amendment Agreement and Consent - Grande West Transportation Group Ltd.

ATTACHMENT 1 TO SCHEDULE D

LIST OF BANK ACCOUNTS

1.	Disbursement Accounts

Bank Name	Currency	Bank Address	Account Number

Royal Bank of Canada	CAD$

Royal Bank of Canada	U.S.$

2.	Blocked Accounts

Bank Name	Currency	Bank Address	Account Number

Royal Bank of Canada	CAD$

Royal Bank of Canada	U.S.$

3.	Other Accounts

Bank Name	Currency	Bank Address	Account Number

HSBC Bank USA, N.A.	U.S.$

SECOND AMENDMENT AGREEMENT AND CONSENT

THIS SECOND AMENDMENT AGREEMENT AND CONSENT (this “Agreement”) is made as of the 21st day of December, 2018,

AMONG:

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.,

as Borrower

(the “Borrower”)

AND:

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.,

as Guarantor

(“GWUS”)

AND:

GRANDE WEST TRANSPORTATION GROUP INC., as Guarantor

(together with GWUS, the “Guarantors”)

AND:

ROYAL BANK OF CANADA

as Lender

(the “Lender”)

WHEREAS:

A.	The Borrower, the Guarantors and the Lender are parties to a loan agreement dated as of October 23, 2017, as amended by a first amendment agreement and consent dated May 16, 2018 as may be further amended, restated, renewed, extended, replaced or otherwise modified from time to time (collectively, the “Loan Agreement”’), pursuant to which the Lender made certain credit facilities available to the Borrower;

B.	The Borrower has requested the consent of the Lender, and the Lender has agreed to provide its consent, for the Borrower to repay certain Indebtedness as described herein and to exclude such repayment from the calculation of the Fixed Charge Coverage Ratio for the purposes of the Loan Agreement; and

C.	The Borrower, the Guarantors, and the Lender have agreed to amend the terms of the Loan Agreement pursuant to the terms and conditions set out herein.

NOW THEREFORE THIS SECOND AMENDMENT AGREEMENT AND CONSENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties hereto), the parties agree each with the other as follows:

1.	Definitions. All capitalized terms used herein, including those set out in the Recitals to this Agreement, shall have the meanings ascribed to them in the Loan Agreement unless otherwise specified.

2.	Amendments. The Loan Agreement is hereby amended as follows:

2.1           the page entitled “TRANSACTION SUMMARY AS OF THE DATE OF THIS AGREEMENT” is hereby amended as follows:

(a)	by deleting the reference to “STATED EXPIRY DATE October 25, 2019” on such page, and by replacing it with “STATED EXPIRY DATE October 25, 2020”;

(b)	by deleting the reference to:

“Interest Rate	RBP plus 1.5% per annum
RBUSBR plus 1.5% per annum
BA Equivalent Rate plus 3.0% per annum
LIBOR Rate plus 3.0% per annum”

   on such page, and by replacing it with the following:

“Interest Rate	RBP plus 0.75% per annum
RBUSBR plus 0.75% per annum
BA Equivalent Rate plus 2.25% per annum
LIBOR Rate plus 2.25% per annum”;

(c)	by deleting the reference to “Unused Line Fee: 0.375% per annum” on such page, and by replacing it with “Unused Line_Fee; 0.25% per annum”; and

(d)	by amending the heading Operating Loan Borrowing Base as follows:

(i)	by deleting the word “less” at the end of paragraph (ii) and replacing it with “plus”;

(ii)	by inserting the following paragraph immediately following paragraph (ii):

(iii)	by renumbering the subsequent subsections accordingly.

2.2	Section 1.1 (Loans) of the Loan Agreement is hereby amended by deleting the last sentence of subparagraph (f) in its entirety and by replacing it with the following:

“In addition to all other terms and conditions set out in this Agreement, Lender shall not, however, have any obligation to honour any Overdraft if such proposed Overdraft together with ail other Overdrafts then outstanding should, in the aggregate, exceed $1,000,000, or the Equivalent Amount thereof in U.S.$.”.

2.3	Section 6.2 (Lender’s Rights) of (he Loan Agreement is hereby amended by deleting the words “three (3) Field Examinations” in the final sentence of paragraph (c)(iii) thereof, and by replacing them with the words “two (2) Field Examinations”.

2.4	Schedule A (Definitions) to the Loan Agreement is hereby amended as follows:

(a)	by deleting the definition of “Applicable Margin” in its entirety and by replacing it with the following:

Applicable Margin” shall mean, for the purposes of determining the applicable interest rate for the Revolving Credit Loans, 0,75% per annum in the case of RBP and RBUSBR. based loans, and 2.25% per annum in the case of BA Equivalent Rate and LIBOR Rate based loans.”;

(b)	any further reserves established by Lender from time to time in its good faith discretion.”;

(c)	by inserting the following definition immediately following the definition of “Eligible Accounts” and immediately preceding the definition of “Eligible Inventory”:

“Eligible Equipment” shall mean those assets listed on Schedule I attached hereto, which are owned by the Borrower and leased to the lessees thereof, and with respect to which the Borrower maintains a first priority perfected security interest and Lien.”; and

(d)	by deleting “October 25, 2019” from the definition of “Stated Expiry Date” and by replacing it with “October 25, 2020”.

2.5	Schedule D (Cash Management System) to the Loan Agreement is hereby amended by deleting Attachment 1 to Schedule D (List of Bank Accounts) and replacing it with Attachment 1 to Schedule D attached hereto.

2.6	Schedule E (Fees) to the Loan Agreement is hereby amended by deleting “0.375%” from paragraph (b) of Section 1 (Unused line Fee) of that Schedule and by replacing it with “0.25%”.

2.7	Schedule 1 attached hereto is hereby inserted in the Loan Agreement immediately following Schedule H.

3.                  Consent. The Lender hereby acknowledges the consent sought by the Borrower to permit the Borrower to repay certain Indebtedness in the aggregate amount of $3,500,000 (the “Loan Repayment”) to and hereby provides such consent. The Lender further acknowledges and agrees that the Loan Repayment shall be excluded from the calculation of the Fixed Charge Coverage Ratio for the applicable period.

4.                    Conditions Precedent, Notwithstanding any other provision of this Agreement, the effectiveness of this Agreement is subject to the fulfillment of each of the following conditions:

(a)	the Lender shall have received evidence to its satisfaction that the Credit Parties have a first priority perfected security interest with respect to the Eligible Equipment (as listed in Schedule I attached hereto);

(b)	the Lender shall have received this Agreement duly executed and delivered by the Borrower and the Guarantors;

(c)	the representations and warranties set forth in Section 3 of the Loan Agreement and in the other Loan Documents shall be true and correct in all material respects on and as of the effective date of this Agreement with the same effect as though made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date;

(d)	at the time of and immediately after the effective date of this Agreement, no Default or Event of Default shall have occurred and be continuing;

(e)	at the time of and immediately after the effective date of this Agreement, there shall have occurred no event or condition that has had, or would reasonably be expected to have, a Material Adverse Effect; and

(f)	the Borrower shall have paid to the Lender an amendment fee in the amount of $10,000 (the “Amendment Fee”), which Amendment Fee shall be deemed to be fully earned and payable by the Borrower to the Lender as of the date of this Agreement

5.                  Fees & Expenses. The Borrower shall pay all accrued fees and expenses (including the Amendment Fee and the reasonable fees and expenses of Borden Ladner Gervais LLP, counsel to the Lender) of the Lender in connection herewith.

6.                   Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, but excluding all choice of law and conflicts of laws rules thereof.

7.                  Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered (including facsimile transmission or as a portable document format (pdf) attachment to an e-mail) shall constitute an original, but all such counterparts when taken together shall constitute one and the same instrument.

8.	General.

8.1               This Agreement shall be a Loan Document for the purposes of the Loan Agreement.

8.2               The Lender hereby expressly reserves any and all of its rights and remedies under the Loan Agreement and any and all documents and agreements ancillary thereto. This Agreement and/or any decision by the Lender to provide its consent to the matters set out herein, shall in no way constitute a consent to any additional or subsequent requests for which the prior consent of the Lender is required pursuant to the Loan Agreement.

8.3               Except as expressly provided herein, all of the terms and provisions of the Loan Agreement are and shall remain in full force and effect and are hereby ratified and confirmed by the Borrower and the Guarantors.

8.4               The Borrower hereby acknowledges the terms of this Agreement and hereby confirms that all security and other Loan Documents entered into by the Borrower in connection with the Loan Agreement continues to be valid, binding, enforceable and in full force and effect against the Borrower and the Borrower hereby reaffirms all security interests and pledges granted by the Borrower in favour of the Lender pursuant to the Loan Documents.

8.5               Each of the Guarantors hereby acknowledges the terms of this Agreement and hereby confirm that all guarantees, security and other Loan Documents entered into by it in connection with the Loan Agreement continue to be valid, binding, enforceable and in full force and effect against such Guarantor and each of the Guarantors hereby reaffirms all security interests and pledges granted by such Guarantor in favour of the Lender pursuant to the Loan Documents.

8.6                The Borrower and the Guarantors shall do all such further acts and things and execute all such further documents as shall be reasonably required in order to properly perform and carry out the terms of this Agreement.

8.7               Each reference to the Loan Agreement in any of the Loan Documents (including the Loan Agreement) shall be deemed to be a reference to the Loan Agreement, as amended by this Agreement,

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER

GRANDE WEST TRANSPORTATION GROUP

By:	“Dan Buckle”
	Name: Title:	Dan Buckle CFO
GUARANTORS

GRANDE WEST TRANSPORTATION GROUP INC.

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.

By:	“Dan Buckle”
	Name: Title:	Dan Buckle CFO

LENDER
ROYAL BANK OF CANADA
By:	“Marcelle Fernandes”
	Name:	Marcelle Fernandes
	Title:	Attorney in Fact

By:	“Jeff Patchell”
	Name:	Jeff Patchell
	Title:	Attorney in Fact

Signature page to Second Amendment Agreement and Consent - Grande West Transportation Group Ltd.

ATTACHMENT 1 TO SCHDULE D

LIST OF BANK ACCOUNTS

1.            Disbursement Accounts

Bank Name	Currency	Bank Address	Account Number

Royal Bank of Canada	CAD$

Royal Bank of Canada	U.S.$

City National Bank	U.S.$

2.            Blocked Accounts

Bank Name	Currency	Bank Address	Account Number

Royal Bank of Canada	CAD$

Royal Bank of Canada	U.S.$

SCHEDULE I ELIGIBLE EQUIPMENT

1,	2018 Vicinity Community Shuttle Bus, bearing serial number

2.	2018 Vicinity Community Shuttle Bus, bearing serial number

3.	2018 Vicinity Community Shuttle Bus, bearing serial number

4.	2018 Vicinity Community Shuttle Bus, bearing serial number

5.	2018 Vicinity Community Shuttle Bus, bearing serial number

6.	2018 Vicinity Community Shuttle Bus, bearing serial number

7.	[2018 Vicinity Community Shuttle Bus], bearing serial number

8,	[2018 Vicinity Community Shuttte Bus), bearing serial number

9.	[2018 Vicinity Community Shuttle Bus], bearing serial number

10,	[2018 Vicinity Community Shuttle Bus], bearing serial number

11.	[2018 Vicinity Community Shuttle Bus], bearing serial number

12,	[2018 Vicinity Community Shuttle Bus], bearing serial number

13.	[2018 Vicinity Community Shuttle Bus], bearing serial number

14.	[2018 Vicinity Community Shuttle Bus], bearing serial number

15.	[2018 Vicinity Community Shuttle Bus], bearing serial number

16.	[2018 Vicinity Community Shuttle Bus], bearing serial number

THIRD AMENDMENT AGREEMENT AND WAIVER

THIS THIRD AMENDMENT AGREEMENT AND WAIVER (this “Agreement”) is made as of the 26th day of August, 2019,

AMONG:

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.,

as Borrower

(the “Borrower”)

AND:

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC., as

Guarantor

(“GWUS”)

AND:

GRANDE WEST TRANSPORTATION GROUP INC.,

as Guarantor

(together with GWUS, the “Guarantors”)

AND:

ROYAL BANK OF CANADA as Lender

(the “Lender”)

WHEREAS:

A.           The Borrower, the Guarantors and the Lender are parties to a loan agreement dated as of October 23, 2017, as amended by a first amendment agreement and consent dated May 16, 2018, a. second amendment agreement and consent dated December 21, 2018 and as may be further amended, restated, renewed, extended, replaced or otherwise modified from time to time (collectively, the “Loan Agreement”), pursuant to which the Lender made certain credit facilities available to the Borrower;

B.           Pursuant to Section 5.1 of the Loan Agreement, the Borrower and its Subsidiaries shall maintain a consolidated Fixed Charge Coverage Ratio of not less than 1.1:1 at all times (the “FCCR Covenant”);

NOW THEREFORE THIS THIRD AMENDMENT AGREEMENT AND WAIVER WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties hereto), the parties agree each with the other as follows:

1.            Definitions. All capitalized terms used herein, including those set out in the Recitals to this Agreement, shall have the meanings ascribed to them in the Loan Agreement unless otherwise specified.

2.            Amendment. The Loan Agreement is hereby amended by deleting the definition of “Borrowing Availability” from Schedule A (Definitions) to the Loan Agreement and by replacing it with the following:

“Borrowing Availability” shall mean, at any time, the lesser of:

(i)	the Maximum Amount, and

(ii)	during the period beginning with August 26, 2019 and ending on January 31, 2020, the amount equal to fifty percent (50%) of the aggregate amount of:

(A)	the Operating Loan Borrowing Availability, and

(B)	the EDC Loan Borrowing Availability; and

(iii)	during the period beginning on February 1, 2020 and ending on the Stated Expiry Date, the aggregate amount of:

(A)	the Operating Loan Borrowing Availability, and

(B)	the EDC Loan Borrowing Availability;”.

4.           Conditions Precedent. Notwithstanding any other provision of this Agreement, the effectiveness of this Agreement is subject to the fulfillment of each of the following conditions:

(a)	the Lender shall have received this Agreement duly executed and delivered by the Borrower and the Guarantors;

(b)	the representations and warranties set forth in Section 3 of the Loan Agreement and in the other Loan Documents shall be true and correct in all material respects on and as of the effective date of this Agreement with the same effect as though made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date;

(c)	at the time of and immediately after the effective date of this Agreement, no Default or Event of Default shall have occurred and be continuing;

(d)	at the time of and immediately after the effective date of this Agreement, there shall have occurred no event or condition that has had, or would reasonably be expected to have, a Material Adverse Effect; and

(e)	the Borrower shall have paid to the Lender an amendment fee in the amount of $7,000 (the “Amendment Fee”’), which Amendment Fee shall be deemed to be fully earned and payable by the Borrower to the Lender as of the date of this Agreement.

5.                  Fees & Expenses. The Borrower shall pay all accrued fees and expenses (including the Amendment Fee and the reasonable fees and expenses of Borden Ladner Gervais LLP, counsel to the Lender) of the Lender in connection herewith.

6.                   Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, but excluding all choice of law and conflicts of laws rules thereof.

7.                   Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered (including facsimile transmission or as a portable document format (pdf) attachment to an e-mail) shall constitute an original, but all such counterparts when taken together shall constitute one and the same instrument.

8.                   General.

8.1                This Agreement shall be a Loan Document for the purposes of the Loan Agreement,

8.2                The Lender hereby expressly reserves any and all of its rights and remedies under the Loan Agreement and any and all documents and agreements ancillary thereto. This Agreement and/or any decision by the Lender to provide its consent to the matters set out herein, shall in no way constitute a consent to any additional or subsequent requests for which the prior consent of the Lender is required pursuant to the Loan Agreement.

8.3                Except as expressly provided herein, all of the terms and provisions of the Loan Agreement are and shall remain in full force and effect and are hereby ratified and confirmed by the Borrower and the Guarantors.

8.4                The Borrower hereby acknowledges the terms of this Agreement and hereby confirms that all security and other Loan Documents entered into by the Borrower in connection with the Loan Agreement continues to be valid, binding, enforceable and in full force and effect against the Borrower and the Borrower hereby reaffirms all security interests and pledges granted by the Borrower in favour of the Lender pursuant to the Loan Documents.

8.5                Each of the Guarantors hereby acknowledges the terms of this Agreement and hereby confirm that all guarantees, security and other Loan Documents entered into by it in connection with the Loan Agreement continue to be valid, binding, enforceable and in full force and effect against such Guarantor and each of the Guarantors hereby reaffirms all security interests and pledges granted by such Guarantor in favour of the Lender pursuant to the Loan Documents.

8.6                The Borrower and the Guarantors shall do all such further acts and things and execute all such further documents as shall be reasonably required in order to properly perform and carry out the terms of this Agreement.

8.7                Each reference to the Loan Agreement in any Of the Loan Documents (including the Loan Agreement) shall be deemed to be a reference to the Loan Agreement, as amended by this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

By:	“William Trainer”
	Name:	William Trainer
	Title:	President & CEO

GUARANTORS

GRANDE WEST TRANSPORTATION GROUP INC.

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

By:	“William Trainer”
	Name:	William Trainer
	Title:	President & CEO

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

By:	“William Trainer”
	Name:	William Trainer
	Title:	President & CEO

LENDER

ROYAL BANK OF CANADA

By:	“Marcelle Fernandes”
	Name:	Marcelle Fernandes
	Title:	Attorney in Fact

By:	“Farhan Lodhi”
	Name:	Farhan Lodhi
	Title:	Attorney in Fact

Signature page to Third Amendment Agreement and Waiver — Grande West Transportation Group Ltd.

FOURTH AMENDMENT AGREEMENT

THIS FOURTH AMENDMENT AGREEMENT (this “Agreement”) is made as of the ____ day of June, 2020,

AMONG:

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.,

as Borrower

(the “Borrower”)

AND:

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC., as Guarantor

(“GWUS”)

AND:

GRANDE WEST TRANSPORTATION GROUP INC.,

as Guarantor

(together with GWUS, the “Guarantors”)

AND:

ROYAL BANK OF CANADA

as Lender

(the “Lender”)

WHEREAS:

A.           The Borrower, the Guarantors and the Lender are parties to a loan agreement dated as of October 23, 2017, as amended by a first amendment agreement and consent dated May 16, 2018, a second amendment agreement and consent dated December 21, 2018, a third amendment agreement and wavier dated August 26, 2019 and as may be further amended, restated, renewed, extended, replaced or otherwise modified from time to time (collectively, the “Loan Agreement”), pursuant to which the Lender made certain credit facilities available to the Borrower; and

B.            The Borrower, the Guarantors, and the Lender have agreed to amend the terms of the Loan Agreement pursuant to the terms and conditions set out herein.

NOW THEREFORE THIS FOURTH AMENDMENT AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties hereto), the parties agree each with the other as follows:

1.                   Definitions. All capitalized terms used herein, including those set out in the Recitals to this Agreement, shall have the meanings ascribed to them in the Loan Agreement unless otherwise specified.

2.                   Amendments. The Loan Agreement is hereby amended as follows:

2.1           Schedule A (Definitions) to the Loan Agreement is hereby amended as follows:

(a)	the definition of “Borrowing Availability” is hereby deleted in its entirety and replaced with the following:

                “Borrowing Availability” shall mean:

(i)	during the period beginning with May 26, 2020 and ending on July 31, 2020, the amount equal to seventy-five percent (75%) of the aggregate amount of:

(A)	the Operating Loan Borrowing Availability, and

(B)	the EDC Loan Borrowing Availability; and

(iii)	during the period beginning on August 1, 2020 and ending on the Stated Expiry Date, the amount equal to fifty percent (50%) of the aggregate amount of:

(A)	the Operating Loan Borrowing Availability, and

(B)	the EDC Loan Borrowing Availability.”;

2.2          Schedule H (Bank Products) to the Loan Agreement is hereby amended by deleting “$0” from Section A and by replacing it with “$10,000”;

3.            Conditions Precedent. Notwithstanding any other provision of this Agreement, the effectiveness of this Agreement is subject to the fulfillment of each of the following conditions:

(a)	the Lender shall have received this Agreement duly executed and delivered by the Borrower and the Guarantors;

(b)	the representations and warranties set forth in Section 3 of the Loan Agreement and in the other Loan Documents shall be true and correct in all material respects on and as of the effective date of this Agreement with the same effect as though made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date;

(c)	at the time of and immediately after the effective date of this Agreement, no Default or Event of Default shall have occurred and be continuing; and

(d)	at the time of and immediately after the effective date of this Agreement, there shall have occurred no event or condition that has had, or would reasonably be expected to have, a Material Adverse Effect.

4.             Fees & Expenses. The Borrower shall pay all accrued fees and expenses of the Lender in connection herewith.

5.                   Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, but excluding all choice of law and conflicts of laws rules thereof.

6.                   Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered (including facsimile transmission or as a portable document format (pdf) attachment to an e-mail) shall constitute an original, but all such counterparts when taken together shall constitute one and the same instrument.

7.                   General.

7.1                This Agreement shall be a Loan Document for the purposes of the Loan Agreement.

7.2                The Lender hereby expressly reserves any and all of its rights and remedies under the Loan Agreement and any and all documents and agreements ancillary thereto. This Agreement and/or any decision by the Lender to provide its consent to the matters set out herein, shall in no way constitute a consent to any additional or subsequent requests for which the prior consent of the Lender is required pursuant to the Loan Agreement.

7.3               Except as expressly provided herein, all of the terms and provisions of the Loan Agreement are and shall remain in full force and effect and are hereby ratified and confirmed by the Borrower and the Guarantors.

7.4               The Borrower hereby acknowledges the terms of this Agreement and hereby confirms that all security and other Loan Documents entered into by the Borrower in connection with the Loan Agreement continues to be valid, binding, enforceable and in full force and effect against the Borrower and the Borrower hereby reaffirms all security interests and pledges granted by the Borrower in favour of the Lender pursuant to the Loan Documents.

7.5                Each of the Guarantors hereby acknowledges the terms of this Agreement and hereby confirm that all guarantees, security and other Loan Documents entered into by it in connection with the Loan Agreement continue to be valid, binding, enforceable and in full force and effect against such Guarantor and each of the Guarantors hereby reaffirms all security interests and pledges granted by such Guarantor in favour of the Lender pursuant to the Loan Documents.

7.6                The Borrower and the Guarantors shall do all such further acts and things and execute all such further documents as shall be reasonably required in order to properly perform and carry out the terms of this Agreement.

7.7               Each reference to the Loan Agreement in any of the Loan Documents (including the Loan Agreement) shall be deemed to be a reference to the Loan Agreement, as amended by this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

By:	“William Trainer”
	Name:	William Trainer
	Title:	CEO

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

GUARANTORS

GRANDE WEST TRANSPORTATION GROUP INC.

By:	“William Trainer”
	Name:	William Trainer
	Title:	CEO

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.

By:	“William Trainer”
	Name:	William Trainer
	Title:	CEO

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

LENDER
ROYAL BANK OF CANADA

By:
Name:
	Title:	Attorney in Fact

By:
	Name: Title:	Attorney in Fact

Signature page to Fourth Amendment Agreement - Grande West Transportation Group Ltd.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

By:
Name:
Title:

By:
Name:
Title:

GUARANTORS

GRANDE WEST TRANSPORTATION GROUP INC.

By:
Name:
Title:

By:
Name:
Title:

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.

By:
Name:
Title:

By:
Name:
Title:

LENDER

ROYAL BANK OF CANADA

By:	“Robert S. Kizell”
	Name:	Robert S. Kizell
	Title:	Attorney in Fact

By:
Name:
	Title:	Attorney in Fact

Signature page to Fourth Amendment Agreement – Grande West Transportation Group Ltd.

FIFTH AMENDMENT AGREEMENT

THIS FIFTH AMENDMENT AGREEMENT (this “Agreement”) is made as of the 30th day of July, 2020,

AMONG:

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.,

as Borrower

(the “Borrower”)

AND:

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.,

as Guarantor

(“GWUS”)

AND:

GRANDE WEST TRANSPORTATION GROUP INC.,

as Guarantor

(together with GWUS, the “Guarantors”)

AND

ROYAL BANK OF CANADA,

as Lender

(the “Lender”)

WHEREAS:

A.           The Borrower, the Guarantors and the Lender are parties to a loan agreement dated as of October 23, 2017, as amended by a first amendment agreement and consent dated May 16, 2018, a second amendment agreement and consent dated December 21, 2018, a third amendment agreement and wavier dated August 26, 2019, a fourth amendment agreement dated May 26, 2020 and as may be further amended, restated, renewed, extended, replaced or otherwise modified from time to time (collectively, the “Loan Agreement”), pursuant to which the Lender made certain credit facilities available to the Borrower; and

B.            The Borrower, the Guarantors, and the Lender have agreed to amend the terms of the Loan Agreement pursuant to the terms and conditions set out herein.

NOW THEREFORE THIS FIFTH AMENDMENT AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties hereto), the parties agree each with the other as follows:

1.                   Definitions. All capitalized terms used herein, including those set out in the Recitals to this Agreement, shall have the meanings ascribed to them in the Loan Agreement unless otherwise specified.

2.                   Amendments. The definition of “Borrowing Availability” in Schedule A (Definitions) to the Loan Agreement is hereby amended as follows:

(a)	by deleting “July 31, 2020” in paragraph (i) of such definition and replacing it with “October 25, 2020”; and

(b)	by deleting “August 1, 2020” in paragraph (ii) of such definition and replacing it with “October 26, 2020”.

3.            Conditions Precedent. Notwithstanding any other provision of this Agreement, the effectiveness of this Agreement is subject to the fulfillment of each of the following conditions:

(a)	the Lender shall have received this Agreement duly executed and delivered by the Borrower and the Guarantors;

(b)	the representations and warranties set forth in Section 3 of the Loan Agreement and in the other Loan Documents shall be true and correct in all material respects on and as of the effective date of this Agreement with the same effect as though made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date;

(c)	at the time of and immediately after the effective date of this Agreement, no Default or Event of Default shall have occurred and be continuing; and

(d)	at the time of and immediately after the effective date of this Agreement, there shall have occurred no event or condition that has had, or would reasonably be expected to have, a Material Adverse Effect.

4.                   Fees & Expenses. The Borrower shall pay all accrued fees and expenses of the Lender in connection herewith.

5.                   Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, but excluding all choice of law and conflicts of laws rules thereof.

6.                   Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered (including facsimile transmission or as a portable document format (pdf) attachment to an e-mail) shall constitute an original, but all such counterparts when taken together shall constitute one and the same instrument.

7.                   General.

7.1                This Agreement shall be a Loan Document for the purposes of the Loan Agreement.

7.2                The Lender hereby expressly reserves any and all of its rights and remedies under the Loan Agreement and any and all documents and agreements ancillary thereto. This Agreement and/or any decision by the Lender to provide its consent to the matters set out herein, shall in no way constitute a consent to any additional or subsequent requests for which the prior consent of the Lender is required pursuant to the Loan Agreement.

7.3                Except as expressly provided herein, all of the terms and provisions of the Loan Agreement are and shall remain in full force and effect and are hereby ratified and confirmed by the Borrower and the Guarantors.

7.4               The Borrower hereby acknowledges the terms of this Agreement and hereby confirms that all security and other Loan Documents entered into by the Borrower in connection with the Loan Agreement continues to be valid, binding, enforceable and in full force and effect against the Borrower and the Borrower hereby reaffirms all security interests and pledges granted by the Borrower in favour of the Lender pursuant to the Loan Documents.

7.5               Each of the Guarantors hereby acknowledges the terms of this Agreement and hereby confirm that all guarantees, security and other Loan Documents entered into by it in connection with the Loan Agreement continue to be valid, binding, enforceable and in full force and effect against such Guarantor and each of the Guarantors hereby reaffirms all security interests and pledges granted by such Guarantor in favour of the Lender pursuant to the Loan Documents.

7.6                The Borrower and the Guarantors shall do all such further acts and things and execute all such further documents as shall be reasonably required in order to properly perform and carry out the terms of this Agreement.

7.7               Each reference to the Loan Agreement in any of the Loan Documents (including the Loan Agreement) shall be deemed to be a reference to the Loan Agreement, as amended by this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

By:	"William Trainer"
	Name:	William Trainer
	Title:	CEO

By:	"Dan Buckle"
	Name:	Dan Buckle
	Title:	CFO

GUARANTORS

GRANDE WEST TRANSPORTATION GROUP INC.

By:	"William Trainer"
	Name:	William Trainer
	Title:	CEO

By:	"Dan Buckle"
	Name:	Dan Buckle
	Title:	CFO

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.

By:	"William Trainer"
	Name:	William Trainer
	Title:	CEO

By:	"Dan Buckle"
	Name:	Dan Buckle
	Title:	CFO

LENDER

ROYAL BANK OF CANADA

By:
Name:
	Title:	Attorney in Fact

By:
Name:
	Title:	Attorney in Fact

Signature page to Fifth Amendment Agreement - Grande West Transportation International Ltd.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.
By:
Name:
Title:

By:
Name:
Title:

GUARANTORS

GRANDE WEST TRANSPORTATION GROUP INC.

By:
Name:
Title:

By:
Name:
Title:

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.

By:
Name:
Title:

By:
Name:
Title:

LENDER

ROYAL BANK OF CANADA

By:	“Robert S. Kizell”
	Name:	Robert S. Kizell
	Title:	Attorney in Fact

By:
Name:
	Title:	Attorney in Fact

Signature page to Fifth Amendment Agreement – Grande West Transportation International Ltd.

BLG Draft-Aug/10/20

SIXTH AMENDMENT AGREEMENT

THIS SIXTH AMENDMENT AGREEMENT (this “Agreement”) is made as of the___________ day of August, 2020,

AMONG:

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.,

as Borrower

(the “Borrower”)

AND:

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC., as

Guarantor

(“GWUS”)

AND:

GRANDE WEST TRANSPORTATION GROUP INC.,

as Guarantor

(together with GWUS, the “Guarantors”)

AND

ROYAL BANK OF CANADA

as Lender

(the “Lender”)

WHEREAS:

A.           The Borrower, the Guarantors and the Lender are parties to a loan agreement dated as of October 23, 2017, as amended by a first amendment agreement and consent dated May 16, 2018, a second amendment agreement and consent dated December 21, 2018, a third amendment agreement and wavier dated August 26, 2019, a fourth amendment agreement dated May 26, 2020, a fifth amendment agreement dated July 30, 2020, and as may be further amended, restated, renewed, extended, replaced or otherwise modified from time to time (collectively, the “Loan Agreement”), pursuant to which the Lender made certain credit facilities available to the Borrower;

B.            Export Development Canada has issued an account performance security guarantee in favour of the Lender with respect to an additional $2,000,000 letter of credit facility to be made available by the Lender for the benefit of the Borrower; and

C.            The Borrower, the Guarantors, and the Lender have agreed to amend the terms of the Loan Agreement pursuant to the terms and conditions set out herein.

NOW THEREFORE THIS SIXTH AMENDMENT AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties hereto), the parties agree each with the other as follows:

1.                 Definitions. All capitalized terms used herein, including those set out in the Recitals to this Agreement, shall have the meanings ascribed to them in the Loan Agreement unless otherwise specified.

2.                  Amendments. The Loan Agreement is hereby amended as follows:

2.1          the page entitled “TRANSACTION SUMMARY AS OF THE DATE OF THIS AGREEMENT” is hereby amended by inserting the following section immediately following “EDC Loan Borrowing Base” and immediately preceding “OTHER FEES”:

“EDC GUARANTEED LETTER OF CREDIT LOAN

EDC Guaranteed Letter of Credit Limit: $2,000,000 or the Equivalent Amount in U.S.$”;

2.2	Section 1.1(a) of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

“(a)	Subject to the terms and conditions of this Agreement, from the Closing Date and until the Commitment Termination Date, as applicable: (i) Lender agrees to make available advances in respect of the Operating Loan and the EDC Loan (each, a “Revolving Credit Advance”) in $ based upon RBP or the BA Equivalent Rate (subject to a minimum of $1,000,000 and integral multiples of $100,000, in the case of Revolving Credit Advances made based upon the BA Equivalent Rate) and subject to such limits as Lender may specify in U.S.$ based upon RBUSBR or the LIBOR Rate (subject to a minimum of U.S.$1,000,000 and integral multiples of U.S.$100,000, in the case of Revolving Credit Advances made based upon the LIBOR Rate) and to incur Letter of Credit Obligations (not including EDC Guaranteed Letter of Credit Obligations), subject to the Letter of Credit Sublimit, in an aggregate outstanding amount not to exceed the Borrowing Availability; (ii) Lender agrees to incur EDC Guaranteed Letter of Credit Obligations subject to the EDC Guaranteed Letter of Credit Limit; and (iii) Borrower may at its request from time to time borrow, repay and reborrow, and may cause Lender to incur Letter of Credit Obligations (including, for greater certainty, EDC Guaranteed Letter of Credit Obligations), under this Section 1.1.”;

2.3	Section 1.2 of the Loan Agreement is hereby amended as follows:

(a)	Section 1.2(a) is hereby deleted in its entirety and replaced with the following:

“(a)	Upon the Commitment Termination Date with respect to all Obligations other than EDC Guaranteed Letter of Credit Obligations, the obligation of Lender to make Revolving Credit Advances and extend other credit hereunder shall immediately terminate and Borrower shall pay to Lender in full, in cash: (i) all outstanding Revolving Credit Advances and all accrued but unpaid interest thereon; (ii) an amount sufficient to enable Lender to hold cash collateral as specified in Schedule C; and (iii) all Pother non-contingent Obligations due to Lender. Upon the Commitment Termination Date with respect to EDC Guaranteed Letter of Credit Obligations, the obligation of Lender to extend any credit under the EDC Guaranteed Letter of Credit Loan shall immediately terminate and Borrower shall pay to Lender in full, in cash, an amount sufficient to enable Lender to hold cash collateral in respect of the EDC Guaranteed Letter of Credit Obligations as specified in Schedule C,”; and

(b)	Section 1.2(c) is hereby deleted in its entirety and replaced with the following:

“(c)	Borrower shall have the right, at any time upon ninety (90) days prior written notice to Lender to: (i) terminate voluntarily Borrower’s right to receive or benefit from, and Lender’s obligation to make Revolving Credit Advances and to incur Letter of Credit Obligations; and (ii) prepay all of the Obligations; provided, however, that with respect to Revolving Credit Advances made based upon the BA Equivalent Rate or the LIBOR Rate prepaid by Borrower prior to the expiration date of the Interest Period applicable thereto, Borrower shall pay to Lender the amounts described in Section 1.14(c). Following receipt of such notice by Lender, the effective date of termination of the Revolving Credit Loans and Letter of Credit Obligations specified in such notice shall be deemed to be the Commitment Termination Date, provided any Letter of Credit Obligations have been cancelled or cash collateralized pursuant to Schedule C on or prior to such date. If Borrower exercises its right of termination and prepayment, or if Lender’s: (iii) obligation to make Loans and incur Letter of Credit Obligations (other than EDC Guaranteed Letter of Credit Obligations) is terminated for any reason prior to the Stated Expiry Date then in effect; or (iv) obligation to incur EDC Guaranteed Letter of Credit Obligations is terminated for any reason prior to the EDC Guarantee Expiry Date, (in each case including as a result of the occurrence of a Default), Borrower shall pay to Lender the applicable Prepayment Fee and such amounts described in Section 1.14(c), provided that no Prepayment Fee will be payable if the Revolving Credit Loans are refinanced by another Royal Bank of Canada credit facility.”;

2.4           Section 7.1 of the Loan Agreement is hereby amended by deleting the period at the end of paragraph (1), replacing it with “; or” and by adding the following paragraph (m) immediately following paragraph (1):

(m)	to the extent that the Lender has incurred any EDC Guaranteed Letter of Credit Obligations, the EDC Letter of Credit Guarantee or any material obligation or other provision thereof is terminated or ceases to be in full force and effect at any time for any reason whatsoever, is declared to be void or voidable, is repudiated, or the validity, binding effect, legality or enforceability thereof is at any time contested by EDC or EDC denies that it has any or any further liability or obligation thereunder, any action or proceeding is commenced to enjoin or restrain the performance or observance by EDC of any material terms thereof or to question the validity or enforceability thereof, or at any time it is unlawful or impossible for EDC to perform any of its material obligations thereunder.”;

2.5          Section 7.4 of the Loan Agreement is hereby amended by adding the following paragraph to the end of such section:

“Notwithstanding anything contained herein, and subject to Section 1.10, all payments made by or for the account of the Credit Parties to the Lender after any or all of the Obligations have been accelerated, and the Proceeds of any Collateral, shall be applied as follows:

(a)	first, to payment of costs and expenses of the Lender in connection with the Loan Documents and any enforcement thereof;

(b)	second, to payment of legal fees and expenses of the Lender in connection with the Loan Documents and any enforcement thereof;

(c)	third, to payment of all accrued and unpaid interest on the Obligations and any other fees owed by the Credit Parties to the Lender;

(d)	fourth, to repay all Revolving Credit Advances and reimbursement or cash collateralization obligations in respect of Letter of Credit Obligations other than the EDC Guaranteed Letter of Credit Obligations;

(e)	fifth, to payment of all other outstanding Obligations in respect of the Revolving Credit Loans and Letter of Credit Obligations other than the EDC Guaranteed Letter of Credit Obligations; and

(f)	sixth, to pay any reimbursement or cash collateralization obligations in respect of EDC Guaranteed Letter of Credit Obligations and all other outstanding Obligations in respect of the EDC Guaranteed Letter of Credit Loan.”;

2.6          Schedule A {Definitions) to the Loan Agreement is hereby amended as follows:

(a)	by deleting paragraph (i) of the definition of “Commitment Termination Date” in its entirety and replacing it with the following:

“(i) (a) with respect to all Obligations other than EDC Guaranteed Letter of Credit Obligations, the Stated Expiry Date; and (b) with respect to EDC Guaranteed Letter of Credit Obligations, the EDC Guarantee Expiry Date.”;

(b)	by inserting the following definitions immediately following the definition of “EDC Guarantee” and immediately preceding the definition of “EDC Loan”:

““EDC Guarantee Expiry Date” shall mean June 30, 2021, or such earlier date if the EDC Guarantee is terminated by either EDC or the Lender.

“EDC Guaranteed Letter of Credit Loan” shall mean the letter of credit facility made available by the Lender for the benefit of the Borrower, in respect of which EDC has guaranteed the obligations owing to the Lender thereunder pursuant to the EDC Letter of Credit Guarantee granted by EDC in favour of the Lender.

“EDC Guaranteed Letter of Credit Obligations” shall mean Letter of Credit Obligations incurred by the Lender in connection with the EDC Guaranteed Letter of Credit Loan.

“EDC Guaranteed Letter of Credit Limit” shall mean $2,000,000, or the Equivalent Amount thereof in U.S.$, less any interest stated on the face amount of any Letter of Credit issued pursuant to the EDC Guaranteed Letter of Credit Loan as being payable by the Lender.

“EDC Letter of Credit Guarantee” shall mean the account performance security guarantee and any related “certificate of cover” issued by EDC in favour of the Lender, as renewed or replaced from time to time in form and substance satisfactory to the Lender, in an amount not less than $2,000,000 and for a term not less than as recorded in Letters of Credit issued in connection with the EDC Guaranteed Letter of Credit Loan, and which shall unconditionally and irrevocably guarantee to the Lender the payment of all Letters of Credit issued under the EDC Guaranteed Letter of Credit Loan.”;

(c)	the definition of “Letter of Credit Sublimit” is hereby amended by inserting the following words to the end of such definition:

“not inclusive of the EDC Guaranteed Letter of Credit Loan”;

(d)	the definition of “Loans” is hereby deleted in its entirety and replaced with the following:

““Loans” shall mean: (i) the Revolving Credit Loans (including Overdrafts and the Letter of Credit Obligations other than EDC Guaranteed Letter of Credit Obligations); and (ii) EDC Guaranteed Letter of Credit Obligations.”; and

(e)	the definition of “Revolving Credit Loans” is hereby deleted in its entirety and replaced with the following:

““Revolving Credit Loans” shall mean at any time the sum of: (i) the aggregate amount of Revolving Credit Advances then outstanding in respect of the Operating Loan and the EDC Loan, collectively; (ii) the total Letter of Credit Obligations incurred by Lender and outstanding at such time other than EDC Guaranteed Letter of Credit Obligations; and (iii) the amount of accrued but unpaid interest thereon and applicable Letter of Credit Fees with respect thereto.”;

2.2          Schedule C {Letters of Credit) to the Loan Agreement is hereby deleted in its entirety and replaced with Schedule C attached hereto;

2.7               Schedule E (Fees) to the Loan Agreement is hereby amended by inserting the words “(other than EDC Guaranteed Letter of Credit Obligations)” immediately following the words “(b) the total Letter of Credit Obligations” and immediately preceding the words “incurred by the Lender and outstanding” in paragraph 1(b) of such Schedule E;

2.8              Schedule F {Schedule of Documents) to the Loan Agreement is hereby amended by inserting the following paragraph 7 to the end of the section entitled “THIRD PARTY AGREEMENTS”:

7.	EDC Letter of Credit Guarantee. Duly executed EDC Letter of Credit Guarantee from EDC in favour of the Lender in respect of the EDC Guaranteed Letter of Credit Loan.”; and

2.9         Exhibit C-l (Form of Borrowing Base Certificate (Operating Loan)) to the Loan Agreement is hereby amended by inserting the words “(other than EDC Guaranteed Letter of Credit Obligations)” immediately following the words “Letter of Credit Obligations” in the calculation of item L thereunder.

3.            Conditions Precedent. Notwithstanding any other provision of this Agreement, the effectiveness of this Agreement is subject to the fulfillment of each of the following conditions:

(a)	the Lender shall have received this Agreement duly executed and delivered by the Borrower and the Guarantors;

(b)	the representations and warranties set forth in Section 3 of the Loan Agreement and in the other Loan Documents shall be true and correct in all material respects on and as of the effective date of this Agreement with the same effect as though made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date;

(c)	at the time of and immediately after the effective date of this Agreement, no Default or Event of Default shall have occurred and be continuing;

(d)	at the time of and immediately after the effective date of this Agreement, there shall have occurred no event or condition that has had, or would reasonably be expected to have, a Material Adverse Effect; and

(e)	the EDC Letter of Credit Guarantee shall be in full force and effect and in form and content satisfactory to the Lender.

4.                  Fees & Expenses. The Borrower shall pay all accrued fees and expenses (including the reasonable fees and expenses of Borden Ladner Gervais LLP, counsel to the Lender) of the Lender in connection herewith.

5.                  Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, but excluding all choice of law and conflicts of laws rules thereof.

6.                  Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered (including facsimile transmission or as a portable document format (pdf) attachment to an e-mail) shall constitute an original, but all such counterparts when taken together shall constitute one and the same instrument.

7.                  General.

7.1                This Agreement shall be a Loan Document for the purposes of the Loan Agreement.

7.2                The Lender hereby expressly reserves any and all of its rights and remedies under the Loan Agreement and any and all documents and agreements ancillary thereto. This Agreement and/or any decision by the Lender to provide its consent to the matters set out herein, shall in no way constitute a consent to any additional or subsequent requests for which the prior consent of the Lender is required pursuant to the Loan Agreement.

7.3                Except as expressly provided herein, all of the terms and provisions of the Loan Agreement are and shall remain in full force and effect and are hereby ratified and confirmed by the Borrower and the Guarantors.

7.4               The Borrower hereby acknowledges the terms of this Agreement and hereby confirms that all security and other Loan Documents entered into by the Borrower in connection with the Loan Agreement continues to be valid, binding, enforceable and in full force and effect against the Borrower and the Borrower hereby reaffirms all security interests and pledges granted by the Borrower in favour of the Lender pursuant to the Loan Documents.

7.5               Each of the Guarantors hereby acknowledges the terms of this Agreement and hereby confirm that all guarantees, security and other Loan Documents entered into by it in connection with the Loan Agreement continue to be valid, binding, enforceable and in full force and effect against such Guarantor and each of the Guarantors hereby reaffirms all security interests and pledges granted by such Guarantor in favour of the Lender pursuant to the Loan Documents and acknowledges and agrees that its Guarantee shall continue to guarantee the Obligations of the Borrower under the Loan Agreement as amended by this Agreement.

7.6                The Borrower and the Guarantors shall do all such further acts and things and execute all such further documents as shall be reasonably required in order to properly perform and carry out the terms of this Agreement.

7.7               Each reference to the Loan Agreement in any of the Loan Documents (including the Loan Agreement) shall be deemed to be a reference to the Loan Agreement, as amended by this Agreement.

7.8                Each of the Borrower and the Guarantors acknowledges and agrees that the EDC Guaranteed Letter of Credit Loan is supported by the EDC Letter of Credit Guarantee granted by EDC in favour of the Lender. Accordingly, each of the Borrower and the Guarantors hereby authorizes the Lender to provide to EDC information required by EDC, in connection with the EDC Guaranteed Letter of Credit Loan. Such information may include, without limitation, the private and confidential business information of the Borrower and the Guarantors and documents in the possession of the Lender.

[Signature page follows]

BORROWER

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

By:	“William Trainer”
	Name:	William Trainer
	Title:	CEO

GUARANTORS

GRANDE WEST TRANSPORTATION GROUP INC.

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

By:	“William Trainer”
	Name:	William Trainer
	Title:	CEO

GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

By:	“William Trainer”
	Name:	William Trainer
	Title:	CEO

LENDER
ROYAL BANK OF CANADA

By:
Name:
	Title:	Attorney in Fact

By:
Name:
	Title:	Attorney in Fact

Signature page to Sixth Amendment Agreement — Grande West Transportation International Ltd.

SCHEDULE C

LETTERS OF CREDIT

1.	Lender agrees, subject to the terms and conditions hereinafter set forth, to incur Letter of Credit Obligations in respect of the issuance of Letters of Credit issued on terms acceptable to Lender and supporting obligations of Borrower incurred in the ordinary course of Borrower’s business, in order to support the payment of Borrower’s inventory purchase obligations, insurance premiums, or utility or other operating expenses and obligations, and, in the case of any letters of guarantee, for such purposes as Lender may agree in its sole discretion, as Borrower shall request by written notice to Lender that is received by Lender not less than five (5) Business Days prior to the requested date of issuance of any such Letter of Credit; provided, that: (a) the aggregate amount of all Letter of Credit Obligations (other than EDC Guaranteed Letter of Credit Obligations) at any one time outstanding (whether or not then due and payable) shall not exceed the Letter of Credit Sublimit; (b) the aggregate amount of all EDC Guaranteed Letter of Credit Obligations at any one time outstanding (whether or not then due and payable) shall not exceed the EDC Guaranteed Letter of Credit Limit; (c) no Letter of Credit shall have an expiry date which is later than the Stated Expiry Date or one year following the date of issuance thereof and no Letter of Credit issued in connection with the EDC Guaranteed Letter of Credit Loan shall have an expiry date which is later than the EDC Guarantee Expiry Date or one year following the date of issuance thereof; (d) all letters of guarantee shall be and shall be continued in the sole discretion of Lender; and (e) Lender shall be under no obligation to incur any Letter of Credit Obligation if after giving effect to the incurrence of such Letter of Credit Obligation, the Net Borrowing Availability would be less than zero. Borrower will enter into an application and agreement for each such Letter of Credit.

2.	The notice to be provided to Lender requesting that Lender incur Letter of Credit Obligations shall be in the form of a Letter of Credit application in the form customarily employed by Lender, together with a written request by Borrower.

3.	In the event that Lender shall make any payment on or pursuant to any Letter of Credit Obligation, Borrower shall be unconditionally obligated to reimburse Lender therefor, and such payment shall then be deemed to constitute a Revolving Credit Advance. For purposes of computing interest under Section 1.5,, a Revolving Credit Advance made in satisfaction of a Letter of Credit Obligation shall be deemed to have been made as of the date on which Lender makes the related payment under the underlying Letter of Credit.

4.	In the event that any Letter of Credit Obligations, whether or not then due or payable, shall for any reason be outstanding on the Commitment Termination Date applicable thereto, Borrower will either: (a) cause the underlying Letter of Credit to be returned and cancelled and each corresponding Letter of Credit Obligation to be terminated; or (b) pay to Lender, in immediately available funds, an amount equal to 110% of the maximum amount then available to be drawn under all Letters of Credit not so returned and cancelled to be held by Lender as cash collateral in an account under the exclusive dominion and control of Lender (the “Cash Collateral Account”).

5.	In the event that Lender shall incur any Letter of Credit Obligations, Borrower agrees to pay the Letter of Credit Fee, as applicable, to Lender as compensation to Lender for incurring such Letter of Credit Obligations. With respect to EDC Guaranteed Letter of Credit Obligations, the Borrower further agrees to pay any and all “Account PSG Fees” (as defined in the EDC Letter of Credit Guarantee) and any other fees and other amounts owing and payable to EDC arising from, in connection with or pursuant to issuance and effectiveness of the EDC Guaranteed Letter of Credit Loan.

6.	Borrower’s Obligations to Lender with respect to any Letter of Credit or Letter of Credit Obligation shall be evidenced by Lender’s records and shall be absolute, unconditional and irrevocable and shall not be affected, modified or impaired by: (a) any lack of validity or enforceability of the transactions contemplated by or related to such Letter of Credit or Letter of Credit Obligation; (b) any amendment or waiver of or consent to departure from all or any of the terms of the transactions contemplated by or related to such Letter of Credit or Letter of Credit Obligation; (c) the existence of any claim, set-off, defense or other right which Borrower or any other Credit Party may have against Lender or the beneficiary of such Letter of Credit, or any other Person, whether in connection with this Agreement, any other Loan Document or such Letter of Credit or the transactions contemplated thereby or any unrelated transactions; or (d) the fact that any draft, affidavit, letter, certificate, invoice, bill of lading or other document presented under or delivered in connection with such Letter of Credit or any other Letter of Credit proves to have been forged, fraudulent, invalid or insufficient in any respect or any statement therein proves to have been untrue or incorrect in any respect.

7.	In addition to any other indemnity obligations which Borrower may have to Lender under this Agreement and without limiting such other indemnification provisions, Borrower hereby agrees to indemnify Lender from and to hold Lender harmless against any and all claims, liabilities, losses, costs and expenses (including, legal fees and expenses) which Lender may (other than as a result of its own gross negligence or wilful misconduct) incur or be subject to as a consequence, directly or indirectly, of: (a) the issuance of or payment of or failure to pay under any Letter of Credit or Letter of Credit Obligation; or (b) any suit, investigation or proceeding as to which Lender is or may become a party as a consequence, directly or indirectly, of the issuance of any Letter of Credit, the incurring of any Letter of Credit Obligation or any payment of or failure to pay under any Letter of Credit or Letter of Credit Obligation. The obligations of Borrower under this paragraph shall survive any termination of this Agreement and the payment in full of the Obligations.

8.	Borrower hereby assumes all risks of the acts, omissions or misuse of each Letter of Credit by the beneficiary thereof and, in connection therewith, Lender shall not be responsible for: (a) the validity, sufficiency, genuineness or legal effect of any document submitted in connection with any drawing under any Letter of Credit even if it should in fact prove in any respect to be invalid, insufficient, inaccurate, untrue, fraudulent or forged; (b) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any Letter of Credit or any rights or benefits thereunder or any proceeds thereof, in whole or in part, even if it should prove to be invalid or ineffective for any reason; (c) the failure of any beneficiary of any Letter of Credit to comply fully with the terms thereof, including the conditions required in order to effect or pay a drawing thereunder; (d) any errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, telecopy, telex or otherwise; (e) any loss or delay in the transmission or otherwise of any document or draft required in order to make a drawing under any Letter of Credit; or (f) any consequences arising from causes beyond the direct control of Lender.

Execution Copy

SEVENTH AMENDMENT AGREEMENT

THIS SEVENTH AMENDMENT AGREEMENT (this “Agreement”) is made as of the 23rd day of October, 2020,

AMONG:

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.,

as Borrower

(the “Borrower”)

AND:

GRANDE WEST TRANSPORTATION USA INC. (formerly GRANDE WEST TRANSPORTATION INTERNATIONAL US, INC.), as Guarantor

(“GWUS”)

AND:

GRANDE WEST TRANSPORTATION GROUP INC.,

as Guarantor

(together with GWUS, the “Guarantors”)

AND:

ROYAL BANK OF CANADA

as Lender

(the “Lender”)

WHEREAS:

A.           The Borrower, the Guarantors and the Lender are parties to a loan agreement dated as of October 23, 2017, as amended by a first amendment agreement and consent dated May 16, 2018, a second amendment agreement and consent dated December 21, 2018, a third amendment agreement and wavier dated August 26, 2019, a fourth amendment agreement dated May 26, 2020, a fifth amendment agreement dated July 30, 2020, a sixth amendment agreement dated August 26, 2020 and as may be further amended, restated, renewed, extended, replaced or otherwise modified from time to time (collectively, the “Loan Agreement”), pursuant to which the Lender made certain credit facilities available to the Borrower; and

B.            The Borrower, the Guarantors, and the Lender have agreed to amend the terms of the Loan Agreement pursuant to the terms and conditions set out herein.

NOW THEREFORE THIS SEVENTH AMENDMENT AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties hereto), the parties agree each with the other as follows:

1.                   Definitions. All capitalized terms used herein, including those set out in the Recitals to this Agreement, shall have the meanings ascribed to them in the Loan Agreement unless otherwise specified.

2.                   Amendments. The Loan Agreement is hereby amended as follows:

2.1 the page entitled “TRANSACTION SUMMARY AS OF THE DATE OF THIS

AGREEMENT” is hereby deleted in its entirety and replaced with the Transaction Summary attached as Appendix “1” to this Agreement;

2.2          Section 1.2(a) is hereby deleted in its entirety and replaced with the following:

“(a)	Upon the Commitment Termination Date with respect to all Obligations outstanding in connection with the Operating Loan, the obligation of Lender to make Revolving Credit Advances in respect of the Operating Loan and extend other credit hereunder in connection with the Operating Loan shall immediately terminate and Borrower shall pay to Lender in full, in cash: (i) all outstanding Revolving Credit Advances in respect of the Operating Loan and all accrued but unpaid interest thereon; (ii) an amount sufficient to enable Lender to hold cash collateral as specified in Schedule C; and (iii) all other non-contingent Obligations due to Lender in connection with the Operating Loan. Upon the Commitment Termination Date with respect to all Obligations outstanding in connection with the EDC Loan, the obligation of Lender to make Revolving Credit Advances in respect of the EDC Loan and extend other credit hereunder in connection with the EDC Loan shall immediately terminate and Borrower shall pay to Lender in full, in cash: (i) all outstanding Revolving Credit Advances in respect of the EDC Loan and all accrued but unpaid interest thereon; and (ii) all other non-contingent Obligations due to Lender in connection with the EDC Loan. Upon the Commitment Termination Date with respect to EDC Guaranteed Letter of Credit Obligations, the obligation of Lender to extend any credit under the EDC Guaranteed Letter of Credit Loan shall immediately terminate and Borrower shall pay to Lender in full, in cash, an amount sufficient to enable Lender to hold cash collateral in respect of the EDC Guaranteed Letter of Credit Obligations as specified in Schedule C.”;

2.3           Section 1.10 is hereby amended by adding the following words to the beginning of paragraph (d):

“(i) the full repayment of the EDC Loan on the date that the EDC Guarantee is terminated by EDC; and (ii)”;

2.4          Section 5.1 is hereby deleted in its entirety and replaced with the following:

“If, at any time during the period beginning on December 1, 2020 until the Stated Expiry Date, Net Operating Loan Borrowing Availability is less than twenty-five percent (25%) of Operating Loan Borrowing Availability, Borrower and its Subsidiaries shall maintain a consolidated Fixed Charge Coverage Ratio of not less than 1.1:1, calculated on a trailing twelve (12) month basis and tested as of the end of each Fiscal Month during any such period, until such time that Net Operating Loan Borrowing Availability is equal to or greater than twenty-five percent (25%) of Operating Loan Borrowing Availability for a period of at least fifteen (15) consecutive days.”;

2.5          the final sentence in Section 6.2(c) is hereby deleted in its entirety and replaced with the following:

“(c)	Without limiting the generality of the foregoing, Lender shall be entitled to conduct two (2) Field Examinations and one (1) inventory appraisal per year, provided that Lender shall be entitled to conduct one (1) further inventory appraisal in any such year as Lender may deem necessary or desirable in Lender’s sole discretion, and provided further that there shall be no limit on the number of Field Examinations or inventory appraisals if an Event of Default is continuing.”;

2.6          Schedule A (Definitions) is hereby amended as follows:

(a)	the following definition is hereby inserted immediately following the definition of “Accounts” and immediately preceding the definition of “Affiliate”:

““Adjusted Borrowing Availability” shall mean an amount equal to seventy-five percent (75%) of Net Borrowing Availability.”;

(b)	the definition of “Applicable Margin” is hereby deleted in its entirety and replaced with the following:

““Applicable Margin” shall mean, for the purposes of determining the applicable interest rate for the Revolving Credit Loans for any day, the applicable percentage set forth below under the caption: (i) RBP and RBUSBR Based Loans, or (ii) BA Equivalent Rate and LIBOR Rate Based Loans, as the case may be, based upon the trailing twelve (12) month EBITDA as of the relevant date of determination:

Tier	RBP and RBUSBR Based	BA Equivalent Rate and LIBOR Rate Based Loans
I	0.75%	2.25%
II	1.00%	2.50%

Each change in the Applicable Margin resulting from a change in the trailing twelve (12) month EBITDA shall be effective with respect to all Loans, on the date that the financial statements and certificates required by Section 4.1(b) are required to be delivered to Lender, based upon trailing twelve (12) month EBITDA as of the end of the most recent Fiscal Month included in such financial statements so delivered, and shall remain in effect until the date immediately preceding the next required date of delivery of such financial statements and certificates indicating another such change. Notwithstanding the foregoing:

(a)	in the case of each Revolving Credit Advance made based upon the BA Equivalent Rate or the LIBOR Rate, a change in the Applicable Margin as at the end of the most recent Fiscal Month will apply on the maturity date of the applicable Interest Period; and

(b)	if Borrower fails to deliver any of the financial statements and certificates required in accordance with Section 4.1(b), the Applicable Margin shall be deemed to be the rate applicable to Tier II in the table set forth above, from the date that such financial statements and certificates were due, until such financial statements and certificates are delivered.”;

(c)	the definition of “Borrowing Availability” is hereby deleted in its entirety and replaced with the following:

““Borrowing Availability” shall mean, during the period: (i) beginning on October 25, 2020 and ending on November 30, 2020, the Adjusted Borrowing Availability; and (ii) during the period beginning on December 1, 2020 and ending on the Stated Expiry Date, the Unadjusted Borrowing Availability.”;

(d)	the definition of “Commitment Termination Date” is hereby deleted in its entirety and replaced with the following:

““Commitment Termination Date” shall mean the earliest of: (i)(a) with respect to all Obligations other than Obligations outstanding in respect of the EDC Loan and the EDC Guaranteed Letter of Credit Obligations, the Stated Expiry Date; (b) with respect to the Obligations outstanding in respect of the EDC Loan, the date on which the EDC Guarantee has expired or been terminated by EDC; and (c) with respect to EDC Guaranteed Letter of Credit Obligations, the EDC Guarantee Expiry Date; and (ii) the date Lender’s obligation to advance funds, issue Letters of Credit or otherwise extend or continue any credit hereunder is otherwise terminated pursuant to the terms hereof.”;

(e)	the following definition is hereby inserted immediately following the definition of “EAA” and immediately preceding the definition of “EBITDAR”:

““EBITDA” shall mean, for any period, the Net Income (Loss) for such period plus interest expense, unrealized foreign exchange losses, income tax expense, amortization expense, depreciation expense including depreciation of leased vehicle inventory, stock based compensation, unusual or non-recurring losses and minus unrealized foreign exchange gains, for such period, determined in accordance with IFRS and to the extent included in the determination of such Net Income (Loss).”;

(f)	the definition of “EBITDAR” is hereby deleted in its entirety and replaced with the following:

““EBITDAR” shall mean, for any period, the Net Income (Loss) for such period plus interest expense, unrealized foreign exchange losses, income tax expense, amortization expense, depreciation expense including depreciation of leased vehicle inventory, stock based compensation, unusual or non-recurring losses, expenses in respect of Operating Leases and rental expenses in respect of office, retail or other space and minus unrealized foreign exchange gains, for such period, determined in accordance with IFRS and to the extent included in the determination of such Net Income (Loss).”;

(g)	the definition of “Net Borrowing Availability” is hereby deleted in its entirety and replaced with the following:

““Net Borrowing Availability” shall mean at any time the Unadjusted Borrowing Availability less the Revolving Credit Loans.”;

(h)	the following definition is hereby inserted immediately following the definition of “Net Income (Loss)” and immediately preceding the definition of “Notice of Borrowing”:

““Net Operating Loan Borrowing Availability” shall mean, at any time, the Operating Loan Borrowing Availability less the Revolving Credit Loans in respect of the Operating Loan.”;

(i)

(j)	the definition of “Stated Expiry Date” is hereby deleted in its entirety and replaced with the following:

““Stated Expiry Date” shall mean, unless extended to a later date in the sole, unfettered discretion of Lender following a written request by Borrower (and subject to an extension fee), October, 25, 2023.”; and

(k)	the following definition is hereby inserted immediately following the definition of “Trademarks” and immediately preceding the definition of “Unused Line Fee”:

““Unadjusted Borrowing Availability” shall mean the aggregate amount of the Operating Loan Borrowing Availability and the EDC Loan Borrowing Availability.”;

2.7          Schedule E (Fees) is hereby amended by deleting Section 3 in its entirety and replacing it with the following:

“3.	Closing Fee: A fully earned non-refundable closing fee of $15,000 is fully earned by the Lender and payable by the Borrower on October 23, 2020.”;

2.8              Schedule H (Bank Products) is hereby amended by deleting the words “the maximum amount of $10,000” from paragraph A and replacing them with the words “the maximum amount of $30,000”;

2.9               Exhibit C-1 is hereby deleted in its entirety and replaced with “Exhibit C-1” attached hereto; and

2.10            Exhibit C-2 is hereby deleted in its entirety and replaced with “Exhibit C-2” attached hereto.

3.            Conditions Precedent. Notwithstanding any other provision of this Agreement, the effectiveness of this Agreement is subject to the fulfillment of each of the following conditions:

(a)	the Lender shall have received this Agreement duly executed and delivered by the Borrower and the Guarantors;

(b)	the representations and warranties set forth in Section 3 of the Loan Agreement and in the other Loan Documents shall be true and correct in all material respects on and as of the effective date of this Agreement with the same effect as though made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date;

(c)	at the time of and immediately after the effective date of this Agreement, no Default or Event of Default shall have occurred and be continuing;

(d)	at the time of and immediately after the effective date of this Agreement, there shall have occurred no event or condition that has had, or would reasonably be expected to have, a Material Adverse Effect;

(e)	the EDC Letter of Credit Guarantee shall continue to be in full force and effect and in form and content satisfactory to the Lender; and

(f)	the Borrower shall have paid the Closing Fee in the amount of $15,000 to the Lender.

4.                 Fees & Expenses. The Borrower shall pay all accrued fees and expenses (including the reasonable fees and expenses of Borden Ladner Gervais LLP, counsel to the Lender) of the Lender in connection herewith.

5.                 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, but excluding all choice of law and conflicts of laws rules thereof.

6.                 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered (including facsimile transmission or as a portable document format (pdf) attachment to an e-mail) shall constitute an original, but all such counterparts when taken together shall constitute one and the same instrument.

7.                 General.

7.1                This Agreement shall be a Loan Document for the purposes of the Loan Agreement.

7.2                The Lender hereby expressly reserves any and all of its rights and remedies under the Loan Agreement and any and all documents and agreements ancillary thereto. This Agreement and/or any decision by the Lender to provide its consent to the matters set out herein, if any, shall in no way constitute a consent to any additional or subsequent requests for which the prior consent of the Lender is required pursuant to the Loan Agreement.

7.3                Except as expressly provided herein, all of the terms and provisions of the Loan Agreement are and shall remain in full force and effect and are hereby ratified and confirmed by the Borrower and the Guarantors.

7.4                The Borrower hereby acknowledges the terms of this Agreement and hereby confirms that all security and other Loan Documents entered into by the Borrower in connection with the Loan Agreement continues to be valid, binding, enforceable and in full force and effect against the Borrower and the Borrower hereby reaffirms all security interests and pledges granted by the Borrower in favour of the Lender pursuant to the Loan Documents.

7.5                Each of the Guarantors hereby acknowledges the terms of this Agreement and hereby confirm that all guarantees, security and other Loan Documents entered into by it in connection with the Loan Agreement continue to be valid, binding, enforceable and in full force and effect against such Guarantor and each of the Guarantors hereby reaffirms all security interests and pledges granted by such Guarantor in favour of the Lender pursuant to the Loan Documents and acknowledges and agrees that its Guarantee shall continue to guarantee the Obligations of the Borrower under the Loan Agreement as amended by this Agreement.

7.6                The Borrower and the Guarantors shall do all such further acts and things and execute all such further documents as shall be reasonably required in order to properly perforin and carry out the terms of this Agreement.

7.7                Each reference to the Loan Agreement in any of the Loan Documents (including the Loan Agreement) shall be deemed to be a reference to the Loan Agreement, as amended by this Agreement.

7.8          Each of the Borrower and the Guarantors acknowledges and agrees that the EDC Guaranteed Letter of Credit Loan is supported by the EDC Letter of Credit Guarantee granted by EDC in favour of the Lender. Accordingly, each of the Borrower and the Guarantors hereby authorizes the Lender to provide to EDC information required by EDC in connection with the EDC Guaranteed Letter of Credit Loan. Such information may include, without limitation, the private and confidential business information of the Borrower and the Guarantors and documents in the possession of the Lender.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

By:	“William Trainer”
	Name:	William Trainer
	Title:	CEO

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

GUARANTORS

GRANDE WEST TRANSPORTATION GROUP INC.

By:	“William Trainer”
	Name:	William Trainer
	Title:	CEO

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

GRANDE WEST TRANSPORTATION USA INC.

By:	“William Trainer”
	Name:	William Trainer
	Title:	CEO

By:	“Dan Buckle”
	Name:	Dan Buckle
	Title:	CFO

LENDER

ROYAL BANK OF CANADA

By:
	Name:	Robert S. Kizell
	Title:	Attorney in Fact

Signature page to Seventh Amendment Agreement - Grande West Transportation International Ltd.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER

GRANDE WEST TRANSPORTATION INTERNATIONAL LTD.

By:
Name:
Title:

By:
Name:
Title:

GUARANTORS

GRANDE WEST TRANSPORTATION GROUP INC.

By:
Name:
Title:

By:
Name:
Title:

GRANDE WEST TRANSPORTATION USA INC.

By:
Name:
Title:

By:
Name:
Title:

LENDER

ROYAL BANK OF CANADA

By:	“Robert S. Kizell”
	Name:	Robert S. Kizell
	Title:	Attorney in Fact

Signature page to Seventh Amendment Agreement - Grande West Transportation International Ltd.

APPENDIX “1”

TRANSACTION SUMMARY AS OF THE DATE OF THIS AGREEMENT

REVOLVING CREDIT LOANS

Operating Loan Maximum Amount	$20,000,000 or the Equivalent Amount in U.S.$

EDC Loan Sublimit:	$3,000,000 or the Equivalent Amount in U.S.$, as a sublimit of the Operating Loan

Letter of Credit Sublimit:	$5,000,000 or the Equivalent Amount in U.S.$, as a sublimit of the Operating Loan

EDC Loan Term:	Uncommitted facility, renewed annually

Interest Rate:

RBP/RBUSBR	BA Equivalent Rate / LIBOR Rate
plus 0.75% per annum	plus 2.25% per annum
plus 1.00% per annum	plus 2.50% per annum

Unused Line Fee:	0.25%) per annum

Operating Loan Borrowing Base:

EDC Loan Borrowing Base:

EDC GUARANTEED LETTER OF CREDIT LOAN

     EDC Guaranteed Letter of Credit Limit: $2,000,000 or the Equivalent Amount in U.S.$

OTHER FEES
Closing Fee:	$15,000
Collateral Monitoring Fee:	$1,000 per month
Prepayment Fee:	2% of the Maximum Amount in year one; 1% of the Maximum Amount thereafter. Prepayment Fee not payable should Borrower refinance with another Royal Bank of Canada credit facility.

STATED EXPIRY DATE	October 25, 2023

The loans described generally here are established and governed by the terms and conditions set forth below in this Agreement and the other Loan Documents, and if there is any conflict between this general description and the express terms and conditions below or elsewhere in the Loan Documents, such other express terms and conditions shall control.

EXHIBIT C-1

FORM OF BORROWING BASE CERTIFICATE (OPERATING LOAN)

EXHIBIT C-1

BORROWING BASE CERTIFICATE

I, the Authorized Officer of Grande West Transportation International Ltd., (“Borrower”) hereby certify as of [insert date]:

1.	I am familiar with and have examined the provisions of the loan agreement (the “Agreement”) dated October 23, 2017 between Borrower and Royal Bank of Canada, as amended from time to time, and have made reasonable investigations of records and inquiries of other officers and senior personnel of Borrower. Terms defined in the Agreement have the same meanings where used in this certificate.

		$	calculated as follows:
2.	The Net Borrowing Availability is	-

	U.S.$ exchange rate at xx (Bank of Canada noon rate for xx, 20xx)	$

	CAD$	U.S.$	Total $
total accounts receivable
	-	-	-
total accounts receivable (excluding those from			-
Investment Grade Debtors or that are insured)’			-
less:			-
(a) Accounts > 90 days past the invoice date			-
(b) Accounts due from Affiliates, Intercompany/Related Parties			-
(c) Accounts < 90 days past the invoice date where collection is suspect (eg. bankrupt customers)			-
(d) Accounts subject to hold backs, contras or rights of set-off			-
(e) Accounts subject to prior encumbrances			-

(f) foreign Accounts			-

(g) Accounts due from the federal government, (not to include municipalities or eligible provinces/transit authorities)			-
(h) debit notes included in Accounts			-

(i) “bill and hold” Accounts			-

(j) Accounts relating to pre-billings			-

(k) past due credit notes (> 90 days)			-

(1) non trade related Accounts			-

(m) other ineligible Accounts			-

(n) credit notes not included in Accounts			-

(o) cross-aging adjustment (25%)			-

(p) concentration adjustment, (25% concentration other than Canadian Municipalities/provinces and transit authorities at 75%)			-

(r) other adjustments			-

	-	-	-
dilution %	0.00%	-	0.00%
less: dilution reserve	-	-	-

Eligible Accounts (excluding those from Investment Grade Debtors or that are insured)
margined at:
margined Eligible Accounts (excluding those from Investment Grade Debtors or that are insured)	-	-	-	A
accounts receivable from Investment Grade Debtors, credit card receivables and insured accounts			-
less:			-
(a) Accounts > 120 days past the invoice date			-

(b) Accounts subject to hold backs, contras or rights of set-off			-

(c) Accounts subject to prior encumbrances			-

(d) foreign accounts			-

(e) Accounts due from the federal government, (not to include municipalities or eligible provinces)			-

(f) debit notes included in Accounts			-

(g) “bill and hold” Accounts			-

(h) past due credit notes (> 120 days)			-

(i) non trade related Accounts			-

(j) other ineligible Accounts			-

(k) credit notes not included in Accounts			-

(1) amounts in excess of credit insurance < 120 days			-

(m) cross-aging adjustment (25%)			-
(n) concentration adjustment, (25% concentration other than Canadian Municipalities at 75%)			-
(o) other adjustments			-
-

	-	-	-
dilution %	0.0%	-	0.0%
less: dilution reserve

Eligible Investment Grade or Insured Accounts	-	-	-

margined at:
margined Eligible Investment Grade or Insured Accounts	-	-	-	B

total margined Accounts (A+B)			-	C

total Inventory			-

total Inventory per perpetual listing (Buses)
less:
(a) slow moving inventory			-
(b) Warranty provisions
(c) inventory located where landlord waiver/bailee letters arc required but not held or where inventory amounts are less than $ 100,000
(d) inventory at contract manufacturers or outside processors without satisfactory access agreements.
(e) Inventory subject to prior encumbrances
(f) goods subject to unpaid suppliers’ repossession rights (30 day goods)
(g) Estimated Change fee on Buses
(h) Demo Buses not located at Company Controlled sites
(i) 40% Deposits on BC Transit Buses (or any other deposits on buses)

(j) Other non-qualifying inventory	-

Eligible Inventory (raw materials)	-

NOLV	%
%
	-	D

total Inventory per perpetual listing (Spare Parts)
less:
(a) slow moving inventory

(b) inventory located where landlord waiver/bailee letters are required but not held or where inventory amounts are less than $100,000
(d) inventory at contract manufacturers or outside processors without satisfactory access agreements.
(e) Inventory subject to prior encumbrances
(f) goods subject to unpaid suppliers’ repossession rights (30 day goods)
(g) Other non-qualifying inventory

Eligible Inventory (finished goods)

NOLV	%
%
	-	E
total margined Inventory (D+E) (to a maximum of $15,000,000		F

total margined Accounts and Inventory (C+F)	-	G
less: reserves

potential prior ranking claims (per attachment)	-
FX Reserve
Visa Reserve
	-	H
Operating Loan Borrowing Base (G-H)	-	I

Maximum Amount of Operating Loan	20,000,000.00	J

Operating Loan Borrowing Availability (lesser of: I and J)	-	K

less:
Revolving Credit Advances in respect of Operating Loan
Letter of Credit Obligations (other than EDC Guaranteed Letter of Credit Obligation)
Overdrafts
	-	L

less: minimum Net Borrowing Availability requirement		M

Net Borrowing Availability in respect of Operating Loan (K-L-M)		N

	CAD$	U.S.$	Total (CAD$)
total Foreign Production Deposits	-		-	O
total Eligible Inventory in respect of which such Foreign Production Deposits have been paid by the Borrower (margined at 85% of NOLV)	-		-	P
less: reserves			-	Q
EDC Loan Borrowing Availability (lesser of: O and P-Q)			-	R
Maximum Amount of EDC Loan (sublimit of Operating Loan)			3,000,000.00	S
Net Borrowing Availability in respect of EDC Loan (lesser of: R and S)			-	T
Unadjusted Borrowing Availability (N+T) (applicable between December 1, 2020 to Stated Expiry Date)				U
Revolving Credit Loans				V

Net Borrowing Availability (U-V)	W

Adjusted Borrowing Availability 0.75 x W (applicable between October 25, 2020 to November 30, 2020)	X

3.	The reports and information provided herewith are accurate and complete in all respects and all amounts included as potential prior ranking claims are current amounts owing and not in arrears [indicate any claims that are past due other than those specifically noted].

Dated this day of , 20 lx
Per:
, Authorized Officer

POTENTIAL PRIOR RANKING CLAIMS

CAD$

GST

HST

PST/QST

employee source deductions (including EI, CPP and taxes)

past due employer health tax

past due workers’ compensation

WEPPA reserve ($2,000/full time employee; $l,000/part time employee)

RRSP (employee contributions)

pension plan contribution

rent

[realty/municipal taxes if owned real estate]

other

total

number of full time employees:

number of part time employees:

ATTACHMENT “1” TO EXHIBIT C

ACCOUNTS RECEIVABLE ROLL FORWARD

	CAD$	U.S.$
total accounts receivable as of last Borrowing Base Certificate dated ___________
gross sales invoiced (+)
credit notes (-)
total cash deposits into Blocked Accounts (-)
cash deposits into Blocked Accounts not credited against accounts receivable (+)
cash deposits into Blocked Accounts not related to accounts receivable (+)
adjustments (+/-)
total accounts receivable as of current Borrowing Base Certificate dated _________

EXHIBIT C-2

FORM OF BORROWING BASE CERTIFICATE (EDC LOAN)

I, the Authorized Officer of Grande West Transportation International Ltd. (“Borrower”) hereby certify as of Ï, 20ÏÏ:

1.	I am familiar with and have examined the provisions of the loan agreement (the “Agreement”) dated October 23, 2017 between the Borrower and Royal Bank of Canada (“Lender”), as amended from time to time, and have made reasonable investigations of records and inquiries of other officers and senior personnel of Borrower. Terms defined in the Agreement have the same meanings where used in this certificate.

2.	The Net Borrowing Availability is $●, calculated as follows:

U.S.$. exchange rate at ● (Bank of Canada noon rate for ●, 20●)

	CAD$	U.S.$	Total (CAD$)
total Foreign Production Deposits				A

total Eligible Inventory in respect of which such Foreign Production Deposits have been paid by the Borrower (margined at 85% of NOLV)				B

less: reserves				C

EDC Loan Borrowing Availability (lesser of: A and B-C)				D

Maximum Amount of EDC Loan (sublimit of Operating Loan)			3,000,000	E

Net Borrowing Availability in respect of EDC Loan (E-D)